                                                     Registration No. __________

================================================================================
                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM S-6

              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2


                          ----------------------------


                        NATIONWIDE VLI SEPARATE ACCOUNT-5
                              (EXACT NAME OF TRUST)



                          ----------------------------

                        NATIONWIDE LIFE INSURANCE COMPANY
                              ONE NATIONWIDE PLAZA
                              COLUMBUS, OHIO 43215
              (EXACT NAME AND ADDRESS OF DEPOSITOR AND REGISTRANT)

                               PATRICIA R. HATLER
                                    SECRETARY
                              ONE NATIONWIDE PLAZA
                              COLUMBUS, OHIO 43215
                     (NAME AND ADDRESS OF AGENT FOR SERVICE)


                          ----------------------------


Approximate date of proposed public offering: (Upon the effective date of this Registration Statement. October 1, 2001 requested.)


The Registrant hereby agrees to amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall therefore become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


================================================================================

                        CROSS REFERENCE TO ITEMS REQUIRED
                                 BY FORM N-8B-2

N-8B-2 ITEM                                                            CAPTION
IN PROSPECTUS



1.....................................................................Nationwide
Life Insurance Company
                                                                       The
Variable Account

2.....................................................................Nationwide
Life Insurance Company
 3.....................................................................Custodian
of Assets

4.....................................................................Distributi
on of the Policies
 5.....................................................................The
Variable Account
 6.....................................................................Not
Applicable
 7.....................................................................Not
Applicable
 8.....................................................................Not
Applicable
 9.....................................................................Legal
Proceedings
10.....................................................................Informati
on About the Policies; How the
                                                                       Cash
Value Varies; Right to Exchange for a
                                                                       Fixed
Benefit Policy; Reinstatement; Other
                                                                       Policy
Provisions
11
Investments of the Variable Account
12.....................................................................The
Variable Account
13.....................................................................Policy
Charges

Reinstatement
14.....................................................................Underwrit
ing and Issuance - Premium
                                                                       Payments,
Minimum Requirements for
                                                                       Issuance
of a Policy
15.....................................................................Investmen
ts of the Variable Account;
                                                                       Premium
Payments
16.....................................................................Underwrit
ing and Issuance - Allocation of
                                                                       Cash
Value
17.....................................................................Surrender
ing the Policy for Cash
18.....................................................................Reinvestm
ent
19.....................................................................Not
Applicable
20.....................................................................Not
Applicable
21.....................................................................Policy
Loans
22.....................................................................Not
Applicable
23.....................................................................Not
Applicable
24.....................................................................Not
Applicable
25.....................................................................Nationwid
e Life Insurance Company
26.....................................................................Not
Applicable
27.....................................................................Nationwid
e Life Insurance Company
28.....................................................................Company
Management
29.....................................................................Company
Management
30.....................................................................Not
Applicable
31.....................................................................Not
Applicable
32.....................................................................Not
Applicable
33.....................................................................Not
Applicable
34.....................................................................Not
Applicable
35.....................................................................Nationwid
e Life Insurance Company
36.....................................................................Not
Applicable
37.....................................................................Not
Applicable


N-8B-2 ITEM                                                            CAPTION
IN PROSPECTUS


38.....................................................................Distribut
ion of the Policies
39.....................................................................Distribut
ion of the Policies
40.....................................................................Not
Applicable
41(a)..................................................................Distribut
ion of the Policies
42.....................................................................Not
Applicable
43.....................................................................Not
Applicable
44.....................................................................How the
Cash Value Varies
45.....................................................................Not
Applicable
46.....................................................................How the
Cash Value Varies
47.....................................................................Not
Applicable
48.....................................................................Custodian
of Assets
49.....................................................................Not
Applicable
50.....................................................................Not
Applicable
51.....................................................................Summary
of the Policies;

Information About the Policies
52.....................................................................Substitut
ion of Securities
53.....................................................................Taxation
of the Company
54.....................................................................Not
Applicable
55.....................................................................Not
Applicable
56.....................................................................Not
Applicable
57.....................................................................Not
Applicable
58.....................................................................Not
Applicable
59.....................................................................Financial
Statements

                        NATIONWIDE LIFE INSURANCE COMPANY

           Flexible Premium Variable Universal Life Insurance Policies


     Issued by Nationwide Life Insurance Company through its Nationwide VLI
                               Separate Account-5

                    The date of this prospectus is October 1,
                                     2001.



This prospectus contains basic information you should know about the policies before investing. Please read it and keep it for future reference.

The following underlying mutual funds are available under the policies:


W&R TARGET FUNDS, INC.
  -      Asset Strategy Portfolio
  -      Balanced Portfolio
  -      Bond Portfolio
  -      Core Equity Portfolio
  -      Growth Portfolio
  -      High Income Portfolio
  -      International Portfolio
  -      Limited-Term Bond Portfolio
  -      Money Market Portfolio
  -      Science and Technology Portfolio
  -      Small Cap Portfolio
  -      Value Portfolio


For general information or to obtain FREE copies of the:

  - prospectus, annual report or semi-annual report for any underlying mutual fund; and
  -      any required Nationwide forms,


call:             1-866-221-1100
                TDD 1-800-238-3035


or write:


     NATIONWIDE LIFE INSURANCE COMPANY
     P.O. BOX 182449
     COLUMBUS, OHIO 43218-2449


Material incorporated by reference in this prospectus can be found on the SEC website at:

                                   www.sec.gov

THIS POLICY:
-    IS NOT A BANK DEPOSIT
-    IS NOT FDIC INSURED
-    IS NOT INSURED OR ENDORSED BY A BANK OR ANY
     FEDERAL GOVERNMENT AGENCY
-    IS NOT AVAILABLE IN EVERY STATE
-    MAY GO DOWN IN VALUE



The life insurance policies offered by this prospectus are flexible premium variable universal life insurance policies (flexible premium variable adjustable life insurance policies in Puerto Rico). They provide flexibility to vary the amount and frequency of premium payments. A cash surrender value may be offered if the policy is terminated during the lifetime of the insured.

The purpose of this policy is to provide life insurance protection for the beneficiary named in the policy. No claim is made that the policy is in any way similar or comparable to a systematic investment plan of a mutual fund.


The death benefit and cash value of this policy may vary to reflect the experience of the Nationwide VLI Separate Account-5 (the "variable account") or the fixed account, depending on how premium payments are invested.


Investors assume certain risks when investing in the policies, including the risk of losing money.

Nationwide guarantees the death benefit for as long as the policy is in force. The cash surrender value is not guaranteed. The policy will lapse if the cash surrender value is insufficient to cover policy charges.

Nationwide guarantees to keep the policy in force so long as minimum premium requirements have been met.

Benefits described in this prospectus may not be available in every jurisdiction
- refer to your policy for specific benefit information.

THIS PROSPECTUS IS NOT AN OFFERING IN ANY JURISDICTION WHERE SUCH OFFERING MAY NOT LAWFULLY BE MADE.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

GLOSSARY OF SPECIAL TERMS

ATTAINED AGE- The insured's age on the policy date, plus the number of full years since the policy date.

ACCUMULATION UNIT- An accounting unit of measure used to calculate the cash value of the variable account.

CASH VALUE- The sum of the value of the assets in the sub-accounts, the fixed account and any amount in the policy loan account.

FIXED ACCOUNT- An investment option which is funded by the general account of Nationwide.

GENERAL ACCOUNT- All assets of Nationwide other than those of the variable account or in other separate accounts that have been or may be established by Nationwide.

IRS GUIDELINE LEVEL PREMIUM- The amount of level annual premiums required to provide the requested amount of insurance coverage, calculated in accordance with the Internal Revenue Code.

MATURITY DATE- The policy anniversary on or next following the insured's 100th birthday.

MINIMUM REQUIRED DEATH BENEFIT- The lowest death benefit which will qualify the policy as life insurance under Section 7702 of the Internal Revenue Code.

MONTHLY ANNIVERSARY DATE- The monthly anniversary of the date the policy was issued.

NATIONWIDE- Nationwide Life Insurance Company.

NET AMOUNT AT RISK- The death benefit minus the cash value. On a monthly anniversary day, the net amount at risk is the death benefit minus the cash value prior to subtraction of the base policy cost of insurance charge.

NET INVESTMENT FACTOR- For each sub-account, the net investment factor shows the investment performance of the underlying mutual fund in which that sub-account invests for a valuation period.

SPECIFIED AMOUNT- The dollar amount used to determine the policy's death benefit.

SUB-ACCOUNTS- Divisions of the variable account to which underlying mutual fund shares are allocated and for which accumulation units are separately maintained.

VALUATION PERIOD- Each day the New York Stock Exchange is open.


VARIABLE ACCOUNT- Nationwide VLI Separate Account-5, a separate account of Nationwide that contains variable account allocations. The variable account is divided into sub-accounts, each of which invests in shares of a separate underlying mutual fund.

TABLE OF CONTENTS




GLOSSARY OF SPECIAL TERMS.....................................

SUMMARY OF POLICY EXPENSES....................................

UNDERLYING MUTUAL FUND ANNUAL EXPENSES........................

SYNOPSIS OF THE POLICIES......................................

NATIONWIDE LIFE INSURANCE COMPANY.............................


WADDELL & REED, INC...........................................


INVESTING IN THE POLICY.......................................
     The Variable Account and Underlying Mutual Funds
     The Fixed Account

INFORMATION ABOUT THE POLICIES................................
     Minimum Requirements for Policy Issuance
     Premium Payments
     Pricing

POLICY CHARGES................................................
     Cost of Insurance Charge
     Mortality and Expense Risk Charge
     Other Expenses Charge
     Surrender Charge
     Partial Surrender Processing Fee
     Income Tax
     Reduction of Charges

SURRENDERING THE POLICY FOR CASH..............................
     Surrender (Redemption)
     Cash Surrender Value
     Partial Surrenders
     Income Tax Withholding

VARIATION IN CASH VALUE.......................................

POLICY PROVISIONS.............................................
     Policy Owner
     Beneficiary
     Changes in Existing Insurance Coverage

OPERATION OF THE POLICY.......................................
     Allocation of Premiums and Cash Value
     Transfers
     How the Investment Experience is Determined
     Net Investment Factor
     Determining the Cash Value

RIGHT TO REVOKE...............................................

POLICY LOANS..................................................
     Taking a Policy Loan
     Effect on Investment Performance
     Interest
     Effect on Death Benefit and Cash Value
     Repayment

ASSIGNMENT....................................................

POLICY OWNER SERVICES.........................................
     Dollar Cost Averaging

DEATH BENEFIT INFORMATION.....................................
     Calculation of the Death Benefit
     Changes in the Death Benefit Option
     Proceeds Payable on Death
     Incontestability
     Error in Age or Sex
     Suicide
     Maturity Proceeds

EXCHANGE RIGHTS...............................................

GRACE PERIOD..................................................
     Reinstatement

TAX MATTERS...................................................
     Policy Proceeds
     Withholding
     Federal Estate and Generation-Skipping
         Transfers Taxes
     Non-Resident Aliens
     Taxation of Nationwide
     Tax Changes

LEGAL CONSIDERATIONS..........................................

STATE REGULATION..............................................

REPORTS TO POLICY OWNERS......................................

ADVERTISING...................................................

LEGAL PROCEEDINGS.............................................

EXPERTS.......................................................

REGISTRATION STATEMENT........................................

DISTRIBUTION OF THE POLICIES..................................

ADDITIONAL INFORMATION ABOUT NATIONWIDE.......................
     Company Management

APPENDIX A: OBJECTIVES FOR UNDERLYING MUTUAL FUNDS............

APPENDIX B: ILLUSTRATIONS OF CASH VALUES, CASH SURRENDER
     VALUES, AND DEATH BENEFITS...............................

APPENDIX C: PERFORMANCE SUMMARY INFORMATION...................

SUMMARY OF POLICY EXPENSES

MONTHLY CHARGES


MORTALITY AND EXPENSE RISK CHARGE.....................0.60% of the policy's variable account assets on each monthly anniversary date

OTHER EXPENSES CHARGE.......................0.60% of the policy's fixed and variable account assets on each monthly anniversary date

COST OF INSURANCE
CHARGE..........................................................................
 ......varies based on insurability

For each policy, the sum of the Mortality and Expense Risk Charge and Other
Expenses Charge will be at least $20 per month but will not exceed 0.60% of the policy's fixed account assets on each monthly anniversary date and 1.20% of the policy's variable account assets on each monthly anniversary date.

OTHER CHARGES

MAXIMUM SURRENDER CHARGE............................................30% of first year premiums up to the IRS guideline level premium

PARTIAL SURRENDER PROCESSING FEE (PER PARTIAL
SURRENDER)...............................lesser of $25 or 2% of the amount surrendered

INTEREST ASSESSED ON LOANED
AMOUNTS.........................................................................
 ....................3.9%











   For more information about any policy charge, see "Policy Charges" in this prospectus.

                     UNDERLYING MUTUAL FUND ANNUAL EXPENSES

      (as a percentage of underlying mutual fund net assets, after expense reimbursement)



Management       Other        12b-1          Total

Fees        Expenses        Fees       Underlying

                                   Mutual Fund

                                     Expenses

W&R Target Funds, Inc. - Asset Strategy Portfolio
0.70%          0.13%        0.23%          1.06%

W&R Target Funds, Inc. - Balanced Portfolio
0.70%          0.05%        0.25%          1.00%

W&R Target Funds, Inc. - Bond Portfolio
0.53%          0.06%        0.25%          0.84%

W&R Target Funds, Inc. - Core Equity Portfolio
0.70%          0.03%        0.25%          0.98%

W&R Target Funds, Inc. - Growth Portfolio
0.69%          0.02%        0.25%          0.96%

W&R Target Funds, Inc. - High Income Portfolio
0.63%          0.08%        0.25%          0.96%

W&R Target Funds, Inc. - International Portfolio
0.85%          0.13%        0.25%          1.23%

W&R Target Funds, Inc. - Limited-Term Bond Portfolio
0.50%          0.15%        0.25%          0.90%

W&R Target Funds, Inc. - Money Market Portfolio
0.40%          0.10%        0.25%          0.75%

W&R Target Funds, Inc. - Science and Technology Portfolio
0.85%          0.04%        0.25%          1.14%

W&R Target Funds, Inc. - Small Cap Portfolio
0.85%          0.03%        0.25%          1.13%

W&R Target Funds, Inc. - Value Portfolio*
0.70%          0.10%        0.25%          1.05%


  *Estimated expenses


The expenses shown above are deducted by the underlying mutual fund before it provides Nationwide with the daily net asset value. Nationwide then calculates the unit value of the corresponding sub-account. The management fees and other expenses are more fully described in the prospectus for each underlying mutual fund. Information relating to the underlying mutual funds was provided by the underlying mutual funds and not independently verified by Nationwide. None of the underlying mutual funds are subject to fee waivers or expense reimbursements.


SYNOPSIS OF THE POLICIES

The policy offered by this prospectus provides for life insurance coverage on the insured. The death benefit and cash value of the policy may increase or decrease to reflect the performance of the investment options chosen by the policy owner (see "Death Benefit Information").

CASH SURRENDER VALUE

If the policy is terminated during the insured's lifetime, a cash surrender value may be payable under the policy. However, there is no guaranteed cash surrender value (see "Variation in Cash Value "). The policy will lapse without value if the cash surrender value falls below what is needed to cover policy charges.

PREMIUMS

The initial premium is shown on the policy data page. Each premium payment must be at least $50.

Additional premium payments may be made at any time while the policy is in force, subject to certain restrictions (see "Premium Payments").

TAXATION

The policies described in this prospectus meet the definition of "life insurance" under Section 7702 of the Internal Revenue Code. Nationwide will monitor compliance with the tests provided by Section 7702 to insure the policies continue to receive this favored tax treatment (see "Tax Matters").

NONPARTICIPATING POLICIES

The policies are nonparticipating policies on which no dividends are payable. The policies do not share in the profits or surplus earnings of Nationwide.

POLICY CANCELLATION

Policy owners may return the policy for any reason within certain time periods and Nationwide will refund the policy's cash value or the amount required by law. In New York, Nationwide will refund any premiums paid (see "Right to Revoke").

NATIONWIDE LIFE INSURANCE COMPANY

Nationwide is a stock life insurance company organized under the laws of the State of Ohio in March 1929 with its home office at One Nationwide Plaza, Columbus, Ohio 43215. Nationwide is a provider of life insurance, annuities and retirement products. It is admitted to do business in all states, the District of Columbia and Puerto Rico.

CUSTODIAN OF ASSETS

Nationwide serves as the custodian of the assets of the variable account.

OTHER CONTRACTS ISSUED BY NATIONWIDE

Nationwide offers variable contracts and policies with benefits that vary in accordance with the investment experience of a separate account of Nationwide.

WADDELL & REED, INC.

The policies are distributed by Waddell & Reed, Inc., located at 6300 Lamar Avenue, Overland Park, Kansas 66202.


INVESTING IN THE POLICY

THE VARIABLE ACCOUNT AND UNDERLYING MUTUAL FUNDS


Nationwide VLI Separate Account-5 is a separate account that invests in the underlying mutual funds listed in Appendix A. Nationwide established the separate account on May 21, 1998 pursuant to Ohio law. Although the separate account is registered with the SEC as a unit investment trust pursuant to the Investment Company Act of 1940 ("1940 Act"), the SEC does not supervise the management of Nationwide or the variable account.


Income, gains and losses credited to, or charged against the variable account reflect the variable account's own investment experience and not the investment experience of Nationwide's other assets. The variable account's assets are held separately from Nationwide's assets and in general are not chargeable with liabilities incurred in any other business of Nationwide. Nationwide is obligated to pay all amounts promised to policy owners under the policies.

The variable account is divided into sub-accounts. Policy owners elect to have premiums allocated among the sub-accounts and the fixed account at the time of application.

Nationwide uses the assets of each sub-account to buy shares of the underlying mutual funds based on policy owner instructions. A policy's investment performance depends upon the performance of the underlying mutual funds chosen by the policy owner.

Each underlying mutual fund's prospectus contains more detailed information about that fund. Prospectuses for the underlying mutual funds should be read in conjunction with this prospectus.

Underlying mutual funds in the variable account are NOT publicly traded mutual funds. They are only available as investment options in variable life insurance policies or variable annuity contracts issued by life insurance companies or, in some cases, through participation in certain qualified pension or retirement plans.

The investment advisers of the underlying mutual funds may manage publicly traded mutual funds with similar names and objectives. However the underlying mutual funds are NOT directly related to any publicly traded mutual fund. Policy owners should not compare the performance of a publicly traded fund with the performance of underlying mutual funds participating in the variable account. The performance of the underlying mutual funds could differ substantially from that of any publicly traded funds.

Changes of Investment Policy

Nationwide may materially change the investment policy of the variable account. Nationwide must inform policy owners and obtain all necessary regulatory approvals. Any change must be submitted to the various state insurance departments which may disapprove it if deemed detrimental to the interests of the policy owners or if it renders Nationwide's operations hazardous to the public. If a policy owner objects, the policy may be converted to a substantially comparable general account life insurance policy offered by Nationwide. The policy owner has the later of 60 days (6 months in Pennsylvania) from the date of the investment policy change or 60 days (6 months in Pennsylvania) from being informed of the change to make the conversion. Nationwide will not require evidence of insurability for this conversion.

Upon electing such a policy conversion, Nationwide will transfer the cash value of the policy (as of the conversion date) to the new policy, which will provide for an amount of insurance not exceeding the death benefit of the original policy. The new policy will not be affected by the investment experience of any separate account.

Voting Rights

Policy owners who have allocated assets to the underlying mutual funds are entitled to certain voting rights. Nationwide will vote policy owner shares at special shareholder meetings based on policy owner instructions. However, if the law changes allowing Nationwide to vote in its own right, it may elect to do so.

Policy owners with voting interests in an underlying mutual fund will be notified of issues requiring the shareholder's vote as soon as possible prior to the shareholder meeting. Notification will contain proxy materials and a form to return to Nationwide with voting instructions. Nationwide will vote shares for which no instructions are received in the same proportion as those that are received.

The number of shares which a policy owner may vote is determined by dividing the cash value of the amount they have allocated to an underlying mutual fund by the net asset value of that underlying mutual fund. Nationwide will designate a date for this determination not more than 90 days before the shareholder meeting.

Material Conflicts

The underlying mutual funds may be offered through separate accounts of other insurance companies, as well as through other separate accounts of Nationwide. Nationwide does not anticipate any disadvantages to this. However, it is possible that a conflict may arise between the interests of the variable account and one or more of the other separate accounts in which these underlying mutual funds participate.

Material conflicts may occur due to a change in law affecting the operations of variable life insurance policies and variable annuity contracts, or differences in the voting instructions of the contract owners and those of other companies. If a material conflict occurs, Nationwide will take whatever steps are necessary to protect policy owners and payees, including withdrawal of the variable account from participation in the underlying mutual fund(s) involved in the conflict.

Substitution of Securities

Nationwide may substitute, eliminate and/or combine shares of another underlying mutual fund for shares already purchased or to be purchased in the future if either of the following occur:

  1) shares of a current underlying mutual fund option are no longer available for investment; or

  2)  further investment in an underlying mutual fund option is inappropriate.

No substitution, elimination, and/or combination of shares may take place without the prior approval of the SEC.

THE FIXED ACCOUNT

The fixed account is an investment option that is funded by assets of Nationwide's general account. The general account contains all of Nationwide's assets other than those in this and other Nationwide separate accounts. The general account is used to support Nationwide's annuity and insurance obligations and may contain compensation for mortality and expense risks.

Under exemptive and exclusionary provisions, Nationwide's general account has not been registered under the Securities Act of 1933 and has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the general account nor any interest therein is subject to the provisions of these Acts. Nationwide has been advised that the staff of the SEC has not reviewed the disclosures in this prospectus relating to the fixed account. Disclosures regarding the general account may, however, be subject to certain generally applicable provisions of the federal securities laws concerning the accuracy and completeness of statements made in prospectuses.

Premium payments will be allocated to the fixed account by election of the policy owner.

The investment income earned by the fixed account will be allocated to the policies at varying rate(s) set by Nationwide. The guaranteed rate for any premium payment will be effective for not less than twelve months. Nationwide guarantees that the rate will not be less than 3.0% per year.

Any interest in excess of 3.0% will be credited to fixed account allocations at Nationwide's sole discretion. The policy owner assumes the risk that interest credited to fixed account allocations may not exceed the minimum guarantee of 3.0% for any given year.

New premium payments deposited to the policy which are allocated to the fixed account may receive a different rate of interest than amounts transferred from the sub-accounts to the fixed account and amounts maturing in the fixed account.

INFORMATION ABOUT THE POLICIES

MINIMUM REQUIREMENTS FOR POLICY ISSUANCE

This policy provides life insurance coverage with the flexibility to vary the amount and frequency of premium payments. Minimum requirements for policy issuance include:

  -  the insured must be 80 or younger;

  - Nationwide may require satisfactory evidence of insurability (including a medical exam); and

  -  a minimum specified amount of $100,000.

PREMIUM PAYMENTS

Each premium payment must be at least $50. The initial premium is payable in full at Nationwide's home office or to an authorized agent of Nationwide.


Initial premiums allocated to a sub-account on the application are allocated to the W&R Target Funds, Inc. - Money Market Portfolio during the period in which the policy owner may cancel the policy, unless a specific state requires premiums to be allocated to the fixed account. (In New York, premiums are allocated to either the W&R Target Funds, Inc. - Money Market Portfolio or the fixed account based on the policy owner's election. If the policy owner makes no election, premiums are allocated to the W&R Target Funds, Inc. - Money Market Portfolio.) At the expiration of this period, the premiums are used to purchase shares of the underlying mutual funds specified by the policy owner at net asset value for the respective sub-account(s).


Upon payment of the initial premium, temporary insurance may be provided. Issuance of continuing insurance coverage is dependent upon completion of all underwriting requirements, payment of the initial premium, and delivery of the policy while the insured is still living.

Additional premium payments may be made at any time while the policy is in force, subject to the following conditions:

  - Nationwide may require satisfactory evidence of insurability before accepting any additional premium payment which results in an increase in the net amount at risk;

  - premium payments in excess of the premium limit established by the IRS to qualify the policy as a contract for life insurance will be refunded; and

  - Nationwide may require policy indebtedness be repaid prior to accepting any additional premium payments.

Additional premium payments or other changes to the policy may jeopardize the policy's non-modified endowment status. Nationwide will monitor premiums paid and other policy transactions and will notify the policy owner when non-modified endowment contract status is in jeopardy.

Nationwide will send scheduled premium payment reminder notices to policy owners according to the premium mode shown on the policy data page.

PRICING

Premiums will not be used to purchase accumulation units when the New York Stock Exchange is closed or on the following nationally recognized holidays:

-  New Year's Day            -  Independence Day
-  Martin Luther King, Jr.   -  Labor Day Day
-  Presidents' Day           -  Thanksgiving
-  Good Friday               -  Christmas
-  Memorial Day

Nationwide will not use premiums to purchase accumulation units if:

  1) trading on the New York Stock Exchange is restricted;

  2) an emergency exists making disposal or valuation of securities held in the variable account impracticable; or

  3) the SEC, by order, permits a suspension or postponement for the protection of security holders.

Rules and regulations of the SEC will govern as to when the conditions described in (2) and (3) exist. If Nationwide is closed on days when the New York Stock Exchange is open, a policy's cash value may be affected since the policy owner would not have access to their account.

POLICY CHARGES

COST OF INSURANCE CHARGE

Nationwide deducts a Cost of Insurance Charge from the cash value on a monthly basis. This charge is determined by multiplying the monthly cost of insurance rate by the net amount at risk (the death benefit minus the policy's cash value). This deduction is charged proportionately to the cash value in each sub-account and the fixed account.

If the policy owner elects to increase the specified amount (the amount used to calculate the death benefit), the net amount at risk will also increase. In order for Nationwide to support this increased risk, Nationwide will assess an additional Cost of Insurance Charge to the increase. However, because underwriting criteria, such as age and health, may be different at the time of the specified amount increase than at the time of application, the monthly cost of insurance rate used to calculate the Cost of Insurance Charge for the increase may be different than the rate used to calculate the Cost of Insurance Charge associated with the initial specified amount. More specifically, the cost of insurance rates used to calculate Cost of Insurance Charges for the initial specified amount and increases in specified amount will not necessarily be the same.

Monthly cost of insurance rates will not exceed those guaranteed in the policy. Guaranteed cost of insurance rates are based on the 1980 Commissioners' Standard Ordinary Mortality Table, Age Last Birthday (1980 CSO). These mortality tables are sex distinct. In addition, separate mortality tables will be used for tobacco and non-tobacco.

MORTALITY AND EXPENSE RISK CHARGE

Nationwide assumes certain risks for guaranteeing the mortality and expense charges. The mortality risk assumed under the policies is that the insured may not live as long as expected. The expense risk assumed is that the actual expenses incurred in issuing and administering the policies may be greater than expected. In addition, Nationwide assumes risks associated with the non-recovery of policy issue, underwriting and other administrative expenses due to policies that lapse or are surrendered in the early policy years.

In exchange for assuming the risks described above, Nationwide deducts a Mortality and Expense Risk Charge from the variable account on a monthly basis. For each policy, this charge is equal to an annualized rate of 0.60% of the policy's variable account assets on each monthly anniversary date. Mortality and Expense Risk Charge deductions will be charged proportionally to the cash value in each sub-account in which the policy owner invests.

Nationwide may realize a profit from this charge.

OTHER EXPENSES CHARGE

Nationwide deducts an Other Expenses Charge from the cash value on a monthly basis. For each policy, this charge is equal to an annualized rate of 0.60% of the policy's variable account and fixed account assets on each monthly anniversary date. The Other Expenses Charge compensates Nationwide for taxes, actual administrative expenses and sales expenses.

Tax expenses include premium or other taxes imposed by various state and local jurisdictions, as well as federal taxes imposed under Section 848 of the Internal Revenue Code. The amount charged may be more or less than the amount actually assessed by the state in which a particular policy owner lives.

Administrative expenses include actual expenses related to the maintenance of the policies including account and record keeping, and periodic reporting to policy owners.

Sales expenses include actual expenses paid to the broker or agent who is servicing the policy owner.

Nationwide does not expect to make a profit from this charge.

For each policy, the sum of the Mortality and Expense Risk Charge and Other Expenses Charge will be at least $20 per month but will not exceed 0.60% of the policy's fixed account assets on each monthly anniversary date and 1.20% of the policy's variable account assets on each monthly anniversary date.

SURRENDER CHARGE

A policy owner may surrender the policy and receive the policy's cash surrender value, which is the policy's cash value, less indebtedness or other deductions. If the policy owner elects to surrender the entire policy during the first 20 policy years, Nationwide deducts a surrender charge from the policy's cash value. The charge is deducted proportionally from the cash value in each sub-account and the fixed account.

The maximum initial surrender charge varies by issue age, sex, specified amount and underwriting classification. The maximum initial surrender charge will not exceed the lesser of:

  1. 30% of premiums paid during the first year; or

  2. 30% of the IRS guideline level premium.

Surrender charges for years 2 through 20 are a percentage of the initial surrender charge as shown in the following chart:

POLICY YEAR SURRENDER CHARGE      POLICY      SURRENDER
                                   YEAR        CHARGE
     1      100% of initial         11     50% of initial
            surrender charge               surrender
                                           charge
     2      95% of initial          12     45% of initial
            surrender charge               surrender
                                           charge
     3      90% of initial          13     40% of initial
            surrender charge               surrender
                                           charge
     4      85% of initial          14     35% of initial
            surrender charge               surrender
                                           charge
     5      80% of initial          15     30% of initial
            surrender charge               surrender
                                           charge
     6      75% of initial          16     25% of initial
            surrender charge               surrender
                                           charge
     7      70% of initial          17     20% of initial
            surrender charge               surrender
                                           charge
     8      65% of initial          18     15% of initial
            surrender charge               surrender
                                           charge
     9      60% of initial          19     10% of initial
            surrender charge               surrender
                                           charge
    10      55% of initial          20     5% of initial
            surrender charge               surrender
                                           charge
                                21 and     0% of initial
                                 later     surrender
                                           charge

The surrender charge schedule will be fixed at the end of the first policy year and will remain the same for the life of the policy. The surrender charge schedule will not vary due to changes in specified amount or cash value.

Surrender charges reimburse Nationwide for certain expenses related to the sale of the policies, including commissions, costs of sales literature, and other promotional activity. The surrender charges may be insufficient to recover certain expenses related to the sale of the policies. Unrecovered expenses are borne by Nationwide's general assets which may include profits, if any, from Mortality and Expense Risk Charges. Additional premiums and/or income earned on assets in the variable account have no effect on these charges.

If, at any time, the policy's cash surrender value is less than the surrender charge, the grace period will begin. Policy owners will be notified that the policy has negative cash surrender value and will be given the opportunity pay premiums to bring the policy out of the grace period (see "Grace Period").

PARTIAL SURRENDER PROCESSING FEE

Currently, Nationwide does not assess a fee for processing partial surrenders. However, Nationwide reserves the right to assess a Partial Surrender Processing Fee equal to the lesser of $25 or 2% of the amount surrendered for each partial surrender.

INCOME TAX

No charge is assessed to policy owners for income taxes incurred by Nationwide as a result of the operations of the sub-accounts. However, Nationwide reserves the right to assess a charge for income taxes against the variable account if income taxes are incurred.

REDUCTION OF CHARGES

The policy is available for purchase by individuals, corporations and other groups. Nationwide may reduce or eliminate certain charges (surrender charges, Administrative Expense Charge, Cost of Insurance Charge, or other charges) where the size or nature of the group results in savings in sales, underwriting, administrative or other costs to Nationwide.

Eligibility for reduction in charges and the amount of any reduction is determined by a number of factors, including:

  -  the number of insureds;

  -  the total premium expected to be paid;

  -  total assets under management for the policy owner;

  -  the nature of the relationship among individual insureds;

  -  the purpose for which the policies are being purchased;

  -  the expected persistency of individual policies; and

  - any other circumstances which are rationally related to the expected reduction in expenses.

The extent and nature of reductions may change from time to time. The charge structure may vary. Variations are determined in a manner not unfairly discriminatory to policy owners which reflects differences in costs of services.

SURRENDERING THE POLICY FOR CASH

SURRENDER (REDEMPTION)

A policy owner may surrender a policy for the cash surrender value any time while the insured is living. The cancellation will be effective as of the date Nationwide receives the policy accompanied by a signed, written request for cancellation. In some cases, Nationwide may require additional documentation of a customary nature.

Nationwide is required by state law to reserve the right to postpone payment of assets in the fixed account for a period of up to 6 months from the date of surrender request.

CASH SURRENDER VALUE

The cash surrender value equals the policy's cash value, next computed after the date Nationwide receives a proper written request for surrender and the policy, minus any charges, indebtedness or other deductions due on that date, which may also include a surrender charge.

The cash surrender value increases or decreases daily to reflect the investment experience of the variable account and the daily crediting of interest in the fixed account and the policy loan account.

If, at any time, the policy's cash surrender value falls below zero, the grace period will begin. Policy owners will be notified that the policy has negative cash surrender value and will be given the opportunity to pay premiums to bring the policy out of the grace period (see "Grace Period").

PARTIAL SURRENDERS

After the policy has been in force for one year, the policy owner may request a partial surrender. Partial surrenders will be deducted proportionately from the assets in each sub-account. Amounts will be deducted from the fixed account only to the extent that there are insufficient assets in the variable account.

When a policy owner takes a partial surrender, Nationwide reduces the policy's cash value by the amount of the partial surrender.

Additionally, if death benefit Option 1 is in effect, Nationwide will reduce the specified amount (the amount used to determine the death benefit) in order to keep the net amount at risk (the death benefit minus the policy's cash value) constant. In order to preserve the amount of coverage originally purchased, Nationwide will not process a partial surrender that would cause the total specified amount to fall below the specified amount indicated on the original application.

Partial surrenders are permitted if they satisfy the following:

  1) the minimum partial surrender is $200;

  2) during the first 10 policy years, the sum of all partial surrenders in a given year may not exceed 10% of the policy's cash surrender value as of the beginning of that policy year;

  3) after the 10th policy year, the maximum partial surrender is limited to the cash surrender value less the greater of $500 or 3 month's policy charges;

  4) in order to preserve the amount of coverage initially purchased, a partial surrender may not cause the total specified amount to be reduced below the specified amount indicated on the initial application; and

  5) after the partial surrender, the policy continues to qualify as life insurance.

Nationwide reserves the right to limit the number of partial surrenders to one in each policy year.

Reduction of the Specified Amount

If death benefit Option 1 is in effect and a policy owner takes a partial surrender, in addition to reducing the cash value by the amount of the partial surrender, Nationwide will also reduce the specified amount. The reduction to the specified amount will be made as follows:

  1) against the most recent increase in the specified amount;

  2) against the next most recent increases in the specified amount in succession; and

  3) against the specified amount under the original application.

Certain partial surrenders may result in currently taxable income and tax penalties.

Nationwide reserves the right to assess a Partial Surrender Processing Fee equal to the lesser of $25 or 2% of the amount surrendered for each partial surrender.

INCOME TAX WITHHOLDING

Federal law requires Nationwide to withhold income tax from any portion of surrender proceeds subject to tax. Nationwide will withhold income tax unless the policy owner advises Nationwide, in writing, of his or her request not to withhold. If a policy owner requests that taxes not be withheld, or if the taxes withheld are insufficient, the policy owner may be liable for payment of an estimated tax. Policy owners should consult a tax adviser.

In certain employer-sponsored life insurance arrangements, participants may be required to report for income tax purposes, one or more of the following:

  1) the value each year of the life insurance protection provided;

  2) an amount equal to any employer-paid premiums; or

  3) some or all of the amount by which the current value exceeds the employer's interest in the policy.

Participants should consult with the sponsor or the administrator of the plan, and/or with their personal tax or legal adviser, to determine the tax consequences, if any, of their employer-sponsored life insurance arrangements.

VARIATION IN CASH VALUE

On any date during the policy year, the cash value equals;

  1) the cash value on the preceding valuation date, plus

  2) any net premium applied since the previous valuation date, minus

  3) any partial surrenders, plus or minus

  4) any investment results, minus

  5) any surrender charge, minus

  6) any policy charges.

There is no guaranteed cash value. The cash value will vary with the investment experience of the variable account and/or the daily crediting of interest in the fixed account and policy loan account depending on the allocation of cash value by the policy owner.

POLICY PROVISIONS

POLICY OWNER

While the insured is living, all rights in this policy are vested in the policy owner named in the application or as subsequently changed, subject to assignment, if any.

The policy owner may name a contingent policy owner or a new policy owner while the insured is living. Any change must be in a written form satisfactory to Nationwide and received at Nationwide's home office. Once received, the change will be effective when signed. The change will not affect any payment made or action taken by Nationwide before it was received. Nationwide may require that the policy be submitted for endorsement before making a change.

If the policy owner is other than the insured, names no contingent policy owner, and dies before the insured, the policy owner's rights in this policy belong to the policy owner's estate.

BENEFICIARY

The beneficiary(ies) will be as named in the application or as subsequently changed, subject to assignment, if any.

The policy owner may name a new beneficiary while the insured is living. Any change must be in a written form satisfactory to Nationwide and received at Nationwide's home office. Once received, the change will be effective when signed. The change will not affect any payment made or action taken by Nationwide before it was received.

If any beneficiary predeceases the insured, that beneficiary's interest passes to any surviving beneficiary(ies), unless otherwise provided. Multiple beneficiaries will be paid in equal shares, unless otherwise provided. If no named beneficiary survives the insured, the death proceeds will be paid to the policy owner or the policy owner's estate.

CHANGES IN EXISTING INSURANCE COVERAGE

The policy owner may request certain changes in the insurance coverage under the policy. Requests must be in writing and received by Nationwide. No change in specified amount will take effect unless the cash surrender value after the change is sufficient to keep the policy in force for at least 3 months.

Specified Amount Increases

After the first policy year, the policy owner may request an increase to the specified amount. Any increase will be subject to the following conditions:

  1) the request must be applied for in writing;

  2) satisfactory evidence of insurability must be provided;

  3) the increase must be for a minimum of $10,000;

  4) the cash surrender value is sufficient to keep the policy in force for at least 3 months; and

  5) the age at the time of increase must satisfy the same age requirements as new issues.

Any approved increase will have an effective date of the monthly anniversary date on or next following the date Nationwide approves the supplemental application. Nationwide reserves the right to limit the number of specified amount increases to one each policy year.

Specified Amount Decreases

After the first policy year, the policy owner may request a decrease to the specified amount. Any approved decrease will be effective on the monthly anniversary date on or next following the date Nationwide receives the request. Any such decrease shall reduce the insurance in the following order:

  1) against insurance provided by the most recent increase;

  2) against the next most recent increases successively; and

  3) against insurance provided under the original application.

Nationwide reserves the right to limit the number of specified amount decreases to one each policy year. Nationwide will refuse a request for a decrease which would:

  1) reduce the specified amount below the specified amount indicated on the initial application; or

  2) disqualify the policy as a contract for life insurance.

OPERATION OF THE POLICY

ALLOCATION OF PREMIUMS AND CASH VALUE

Nationwide allocates premium payments to sub-accounts and/or the fixed account, as instructed by policy owners. All percentage allocations must be in whole numbers, and must be at least 1%. The sum of allocations must equal 100%. Future premium allocations may be changed by giving written notice to Nationwide.


Premiums allocated to a sub-account on the application are allocated to the W&R Target Funds, Inc. - Money Market Portfolio during the period the policy owner may cancel the policy, unless a specific state requires premiums to be allocated to the fixed account. (In New York, premiums are allocated to either the W&R Target Funds, Inc. - Money Market Portfolio or the fixed account based on the policy owner's election. If the policy owner makes no election, premiums are allocated to the W&R Target Funds, Inc. - Money Market Portfolio.) At the expiration of this period, the premiums are used to purchase shares of the underlying mutual funds specified by the policy owner at net asset value for the respective sub-account(s).


The policy owner may change the allocation of premiums or may transfer cash value from one sub-account to another. Cash value transferred to the variable account from the fixed account, or between sub-accounts, will receive the accumulation unit value next determined after the transfer request is received. Allocation changes and transfers are subject to the terms and conditions imposed by each underlying mutual fund and those found in this prospectus. Premiums allocated to the fixed account at the time of application may not be transferred from the fixed account prior to the first policy anniversary.

TRANSFERS

Policy owners can transfer allocations without penalty or adjustment subject to the following conditions:

  - Nationwide reserves the right to restrict transfers between the fixed account and the sub-accounts to one per policy year;

  - transfers made to the fixed account may not be made in the first policy year or within 12 months of a prior transfer;

  - Nationwide reserves the right to restrict the amount transferred from the fixed account to 20% of that portion of the cash value attributable to the fixed account as of the end of the previous policy year (subject to state restrictions). Policy owners who have entered into Dollar Cost Averaging agreements with Nationwide may transfer under the terms of that agreement;

  - Nationwide reserves the right to restrict the amount transferred to the fixed account to 20% of that portion of cash value attributable to the sub-accounts as of the close of business of the prior valuation period; and

  - Nationwide reserves the right to refuse a transfer to the fixed account if the fixed account value is greater than or equal to 30% of the policy's cash value.

Transfer Requests

Nationwide will accept transfer requests in writing, over the telephone or via the internet. See the following table for specific contact information.


Form of Request          Contact Information
Written request          Nationwide Life Insurance Company
                         P.O. Box 182449
                         Columbus, OH 43218-2449
Telephone request        1-866-221-1100
                         TDD 1-800-238-3035
Internet request         www.waddell.com


Transfer requests may be submitted at any time. Requests received by Nationwide after the close of business of a valuation period will be processed the next valuation period.

Nationwide will use reasonable procedures to confirm that instructions received are genuine and will not be liable for following instructions it reasonably determined to be genuine. Nationwide may withdraw the telephone and/or internet exchange privilege upon 30 days written notice to policy owners.

Market-Timing Firms

Some policy owners may use market-timing firms or other third parties to make transfers on their behalf. Generally, in order to take advantage of perceived market trends, market-timing firms will submit transfer requests on behalf of multiple policy owners at the same time. Sometimes this can result in unusually large transfers of funds. These large transfers might interfere with the ability of Nationwide or the underlying mutual fund to process transactions. This can potentially disadvantage policy owners not using market-timing firms. To avoid this, Nationwide may modify the transfer rights of policy owners who use market-timing firms (or other third parties) to initiate transfers on their behalf.

The transfer rights of individual policy owners will not be modified in any way when instructions are submitted directly by the policy owner, or by the policy owner's representative (as authorized by the execution of a valid Nationwide Limited Power of Attorney Form).

To protect policy owners, Nationwide may refuse transfer requests:

  - submitted by any agent acting under a power of attorney on behalf of more than one policy owner; or

  - submitted on behalf of individual policy owners who have executed pre-authorized exchange forms which are submitted by market-timing firms (or other third parties) on behalf of more than one policy owner at the same time.

Nationwide will not restrict transfer rights unless Nationwide believes it to be necessary for the protection of all policy owners.

HOW THE INVESTMENT EXPERIENCE IS DETERMINED

The accumulation unit value for a valuation period is determined by multiplying the accumulation unit value for each sub-account for the immediately preceding valuation period by the net investment factor for the sub-account for the subsequent valuation period. Though the number of accumulation units will not change as a result of investment experience, the value of an accumulation unit may increase or decrease from valuation period to valuation period.

NET INVESTMENT FACTOR

Nationwide uses the net investment factor as a way to calculate the investment performance of a sub-account from valuation period to valuation period. For each sub-account, the net investment factor shows the investment performance of the underlying mutual fund in which a particular sub-account invests, including the underlying mutual fund charges assessed against that sub-account for a valuation period.

The net investment factor for any valuation period is determined by dividing (a) by (b) where:

a)     is the sum of:

       1) the net asset value per share of the underlying mutual fund held in the sub-account as of the end of the current valuation period; and

       2) the per share amount of any dividend or income distributions made by the underlying mutual fund (if the date of the dividend or income distribution occurs during the current valuation period).

b) is the net asset value per share of the underlying mutual fund determined as of the end of the immediately preceding valuation period.

The net investment factor may be greater or less than one; therefore, the value of an accumulation unit may increase or decrease.

Currently, Nationwide does not maintain a tax reserve with respect to the policies since income with respect to the underlying mutual funds is not taxable to Nationwide or the variable account. Nationwide reserves the right to adjust the calculation of the net investment factor to reflect a tax reserve should such income or other items become taxable to Nationwide. It should be noted that changes in the net investment factor may not be directly proportional to changes in the net asset value of underlying mutual fund shares because of the deduction for Mortality and Expense Risk Charge, and any charge or credit for tax reserves.

DETERMINING THE CASH VALUE

The cash value is the sum of the value of all variable account accumulation units attributable to the policy plus amounts credited to the fixed account and the policy loan account. Nationwide will determine the value of the assets in a variable account at the end of each valuation day. The cash value will be determined at least monthly.

The number of accumulation units credited to each sub-account is determined by dividing the net amount allocated to the sub-account by the accumulation unit value for the sub-account for the valuation period during which the premium is received by Nationwide. In the event part or all of the cash value is surrendered, Nationwide will deduct an appropriate number of accumulation units from the variable account sub-accounts in the same proportion that the policy owner's interest in the variable account sub-accounts are allocated. Deductions will be taken from the fixed account only to the extent that there are insufficient assets in the sub-accounts.

The cash value in the fixed account and the policy loan account is credited with interest daily at an effective annual rate which Nationwide periodically declares. The annual effective rate will never be less than 3%. (For a description of the annual effective credited rates, see "The Fixed Account" and "Policy Loans.") Upon request, Nationwide will inform the policy owner of the then applicable rates for each account.

RIGHT TO REVOKE

A policy owner may cancel the policy by returning it by the latest of:

-   10 days after receiving the policy;

-   45 days after signing the application; or

-   10 days after Nationwide delivers a Notice of Right of Withdrawal.

The policy can be mailed to the registered representative who sold it, or returned directly to Nationwide. The cancellation will be effective as of the date the request to cancel is postmarked, or if returned directly to Nationwide, the date Nationwide receives the returned policy and request to cancel.

Returned policies are deemed void from the beginning. Nationwide will refund the amount prescribed by the state in which the policy was issued within 7 days after it receives the policy. (In New York, Nationwide will refund any premiums paid.) The refunded amount will reflect the policy's investment experience from the time of issuance to the time of termination, as well as the deduction of any policy charges, unless a certain state requires another amount to be refunded.

POLICY LOANS

TAKING A POLICY LOAN

The policy owner may request a policy loan at any time using the policy as security. Policy loans are subject to the following:

-   Nationwide will not grant a loan for an amount less than $200.

- Each policy loan is limited to 60% of the policy's cash value as of the date the loan request is processed, minus the first year's surrender charge.

- A subsequent loan will not be permitted if such loan would cause the total aggregate policy indebtedness (the total of all outstanding loans, plus accrued interest) to exceed a total of 90% of the policy's cash value as of the date the subsequent loan request is processed, minus the surrender charge.

- If, at any time, the policy's cash surrender value (cash value less policy indebtedness and other charges) falls below zero, the grace period will begin. Policy owners will be notified that the policy has negative cash surrender value and will be given the opportunity pay premiums to bring the policy out of the grace period (see "Grace Period").

Policy indebtedness will be deducted from the death benefit, cash surrender value upon surrender, or the maturity proceeds.

Any request for a policy loan must be in written form. The request must be signed. Certain policy loans may result in currently taxable income and tax penalties.

A policy owner considering the use of policy loans in connection with his or her retirement income plan should consult his or her personal tax adviser regarding potential tax consequences that may arise if necessary payments are not made to keep the policy from lapsing. The amount of the payments necessary to prevent the policy from lapsing will increase with age.

EFFECT ON INVESTMENT PERFORMANCE

When a loan is made, an amount equal to the amount of the loan is transferred from the variable account to the policy loan account. If the assets relating to a policy are held in more than one sub-account, withdrawals from the sub-accounts will be made in proportion to the assets in each sub-account at the time of the loan. Policy loans will be transferred from the fixed account only when sufficient amounts are not available in the sub-accounts.

The amount taken out of the variable account will not be affected by the variable account's investment experience while the loan is outstanding.

INTEREST

The annual effective loan interest rate charged on policy loans is 3.9%.

On a current basis, the cash value in the policy loan account is credited with an annual effective rate of 3% during policy years 1 through 10 and an annual effective rate of 3.9% during the 11th and subsequent policy years. Nationwide may change the current interest crediting rate on the policy loans at any time at its sole discretion. However, the crediting rate is guaranteed never to be lower than 3% during policy years 1 through 10 and 3.65% during the 11th and subsequent policy years.

If it is determined that such loans will be treated, as a result of the differential between the interest crediting rate and the loan interest rate, as taxable distributions under any applicable ruling, regulation, or court decision, Nationwide retains the right to increase the net cost (by decreasing the interest crediting rate) on all subsequent policy loans to an amount that would result in the transaction being treated as a loan under federal tax law. If this amount is not prescribed by such ruling, regulation, or court decision, the amount will be that which Nationwide considers to be more likely to result in the transaction being treated as a loan under federal tax law.

Amounts transferred to the policy loan account will earn interest daily from the date of transfer. The earned interest is transferred from the policy loan account to the variable account or the fixed account on each policy anniversary, at the time a new loan is requested, or at the time of loan repayment. It will be allocated according to the fund allocation factors in effect at the time of the transfer.

Interest is charged daily and is payable at the end of each policy year or at the time of loan repayment. Unpaid interest will be added to the existing policy indebtedness as of the due date and will be charged interest at the same rate as the rest of the indebtedness.

Whenever the total policy indebtedness exceeds the cash value less any surrender charges, Nationwide will send a notice to the policy owner and the assignee, if any. The policy will terminate without value 61 days after the mailing of the notice unless a sufficient repayment is made during that period. A repayment is sufficient if it is large enough to reduce the total policy indebtedness to an amount equal to the total cash value less any surrender charge plus an amount sufficient to continue the policy in force for 3 months.

EFFECT ON DEATH BENEFIT AND CASH VALUE

A policy loan, whether or not repaid, will have a permanent effect on the death benefit and cash value because the investment results of the variable account or the fixed account will apply only to the non-loaned portion of the cash value. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the variable account or the fixed account while the loan is outstanding, the effect could be favorable or unfavorable.

REPAYMENT

All or part of the indebtedness may be repaid at any time while the policy is in force during the insured's lifetime. Any payment intended as a loan repayment, rather than a premium payment, must be identified as such. Loan repayments will be credited to the sub-accounts and the fixed account in proportion to the policy owner's underlying mutual fund allocation factors in effect at the time of the repayment. Each repayment must be at least $50. Nationwide reserves the right to require that any loan repayments resulting from policy loans transferred from the fixed account must be first allocated to the fixed account.

ASSIGNMENT

While the insured is living, the policy owner may assign his or her rights in the policy. The assignment must be in writing, signed by the policy owner and received at Nationwide's home office. Assignments will not affect any payments made or actions taken by Nationwide prior to Nationwide's receipt of the assignment request. Nationwide is not responsible for any assignment not submitted, nor is Nationwide responsible for the sufficiency of any assignment. Assignments are subject to any indebtedness owed to Nationwide before being recorded.

POLICY OWNER SERVICES

DOLLAR COST AVERAGING

Dollar Cost Averaging is a long-term transfer program that allows you to make regular, level investments over time. It involves the automatic transfer of a specified amount from the fixed account and/or certain sub-accounts into other sub-accounts. This program is not available in the State of New York. Nationwide does not guarantee that this program will result in profit or protect policy owners from loss.


Policy owners direct Nationwide to automatically transfer specified amounts from the fixed account and the W&R Target Funds, Inc. - Money Market Portfolio.


Transfers occur monthly or on another frequency if permitted by Nationwide. Nationwide will process transfers until either the value in the originating investment option is exhausted, or the policy owner instructs Nationwide in writing to stop the transfers.

Transfers from the fixed account must be equal to or less than 1/30th of the fixed account value at the time the program is requested.

No charge is assessed for using a Dollar Cost Averaging program. Nationwide reserves the right to stop establishing new Dollar Cost Averaging programs.

DEATH BENEFIT INFORMATION

CALCULATION OF THE DEATH BENEFIT

The policy qualifies as life insurance using the guideline premium/cash value corridor test of Section 7702 of the Internal Revenue Code.

While the policy is in force, the death benefit will never be less than the specified amount. The death benefit may vary with the cash value of the policy, which depends on investment performance.

The policy owner may choose one of two death benefit options.

Option 1. The death benefit will be the greater of the specified amount or minimum required death benefit. Under Option 1, the amount of the death benefit will ordinarily not change for several years to reflect the investment performance and may not change at all. If investment performance is favorable, the amount of the death benefit may increase. To see how and when investment performance will begin to affect death benefits, see the illustrations in Appendix B.

Option 2. The death benefit will be the greater of the specified amount plus the cash value as of the date of death, or the minimum required death benefit and will vary directly with the investment performance.

The calculation of the minimum required death benefit is shown on the policy data page. The minimum required death benefit is the lowest death benefit which will qualify the policy as life insurance under the guideline premium/cash value corridor test of Section 7702 of the Internal Revenue Code.

CHANGES IN THE DEATH BENEFIT OPTION

After the first policy year, the policy owner may elect to change the death benefit option under the policy. Only one change of death benefit option is permitted per policy year. The effective date of a change will be the monthly anniversary date following the date the change is approved by Nationwide.

In order for any change in the death benefit option to become effective, the cash surrender value, after the change, must be sufficient to keep the policy in force for at least 3 months.

Nationwide will adjust the specified amount so that the net amount at risk remains constant before and after the death benefit option change. A change in death benefit option will not be permitted if it results in the total premiums paid exceeding the then current maximum premium limitations under the guideline premium/cash value corridor test of Section 7702 of the Internal Revenue Code.

PROCEEDS PAYABLE ON DEATH

The actual death proceeds payable on the insured's death will be the death benefit as described above, less any policy indebtedness, and less any unpaid policy charges. Under certain circumstances, the death proceeds may be adjusted (see "Incontestability," "Error in Age or Sex," and "Suicide").

INCONTESTABILITY

Nationwide will not contest payment of the death proceeds based on the initial specified amount after the policy has been in force during the insured's lifetime for 2 years from the policy date. Nationwide will not contest payment of the death proceeds based on an increase in specified amount requiring evidence of insurability after it has been in force during the insured's lifetime for 2 years from its effective date.

ERROR IN AGE OR SEX

If the age or sex of the insured has been misstated, the death benefit and cash value will be adjusted. The cash value will be adjusted to reflect the cost of insurance charges on the correct age and sex from the policy date.

SUICIDE

If the insured dies by suicide, while sane or insane, within 2 years from the policy date, Nationwide will pay no more than the sum of the premiums paid, less any indebtedness and less any partial surrenders. If the insured dies by suicide, while sane or insane, within 2 years from the date Nationwide accepts an application for an increase in the specified amount, Nationwide will pay no more than the death benefit associated with the initial specified amount, plus the Cost of Insurance Charges associated with the increase in specified amount.

MATURITY PROCEEDS

The maturity date is the policy anniversary on or next following the insured's 100th birthday. If the policy is still in force, maturity proceeds are payable to the policy owner on the maturity date. Maturity proceeds are equal to the amount of the policy's cash value, less any indebtedness.

EXCHANGE RIGHTS

The policy owner may, at any time during the first 24 months after a policy is issued, submit a written request to Nationwide for an irrevocable one-time election to transfer all sub-account cash value to the fixed account. This right of conversion is subject to state availability.

GRACE PERIOD

If the cash surrender value on a monthly anniversary date is not sufficient to cover that month's policy charges, a grace period will be allowed for the payment of a premium. Such premium must equal or exceed 4 times the estimated monthly charges.

Nationwide will send the policy owner a notice at the start of the grace period, at the address on the application or another address specified by the policy owner, stating the amount of premium required. The grace period will end 61 days after the date the notice is mailed. If sufficient premium is not received by Nationwide by the end of the grace period, the policy will lapse without value. If death proceeds become payable during the grace period, Nationwide will pay the death proceeds.

REINSTATEMENT

If the grace period ends and the policy owner has neither paid the required premium nor surrendered the policy for its cash surrender value, the policy owner may reinstate the policy by:

  1) submitting a written request at any time within 3 years after the end of the grace period and prior to the maturity date;

  2) providing evidence of insurability satisfactory to Nationwide;

  3) paying sufficient premium to cover all policy charges that were due and unpaid during the grace period;

  4) paying sufficient premium to keep the policy in force for 3 months from the date of reinstatement; and

  5) paying or reinstating any indebtedness against the policy which existed at the end of the grace period.

The effective date of a reinstated policy will be the monthly anniversary date on or next following the date the application for reinstatement is approved by Nationwide. If the policy is reinstated, the cash value on the date of reinstatement, but prior to applying any premiums or loan repayments, will be set equal to the lesser of:

  1) the cash value at the end of the grace period; or

  2) the surrender charge for the policy year in which the policy is reinstated.

Unless otherwise specified, all amounts will be invested according to the investment instructions in effect at the start of the grace period.

TAX MATTERS

POLICY PROCEEDS

Section 7702 of the Internal Revenue Code provides that if certain tests are met, a policy will be treated as a life insurance policy for federal tax purposes. Nationwide will monitor compliance with these tests. The policy should thus receive the same federal income tax treatment as fixed benefit life insurance. As a result, the death proceeds payable under a policy are generally excludable from gross income of the beneficiary under Section 101 of the Internal Revenue Code. However, if the policy is transferred for valuable consideration, then a portion of the death proceeds may be includable in the beneficiary's gross income.

Section 7702A of the Internal Revenue Code defines modified endowment contracts as those life insurance policies issued or materially changed on or after June 21, 1988 on which the total premiums paid during the first seven years exceed the amount that would have been paid if the policy provided for paid up benefits after seven level annual premiums (see "Information about the Policies").

As a general rule, distributions from a life insurance policy (other than a modified endowment contract) during the life of the insured are treated as the non-taxable return of premium, to the extent of premiums previously paid. For this purpose, dividends that are used to purchase paid-up additions or to reduce premiums are not treated as distributions. Aggregate amounts distributed in excess of aggregate premiums paid are generally treated as taxable ordinary income. A loan from a life insurance policy that is not a modified endowment contract generally is not treated as a taxable distribution. However, if the total loan is not repaid and is forgiven (such as if the life insurance policy lapses or is surrendered), then the amount of the outstanding loan balance is treated as a distribution to the policy owner and may be treated as ordinary income in whole or in part.

The Internal Revenue Code provides special rules for the taxation of surrenders, partial surrenders, loans, collateral assignments and other pre-death distributions from modified endowment contracts (other than certain distributions to terminally ill individuals). Under these special rules, such transactions are taxable to the extent the cash value of the policy exceeds, at the time of distribution, the premiums paid into the policy. In addition, a 10% tax penalty generally applies to the taxable portion of such distributions unless the policy owner is over age 59 1/2 or disabled, or the distribution is part of a series of substantially equal periodic payments as defined in the Internal Revenue Code.

Under certain circumstances, certain distributions made under a policy on the life of a "terminally ill individual," as that term is defined in the Internal Revenue Code, are treated as death proceeds and are subject to the death benefit rules of Section 101 of the Internal Revenue Code, described above.

The policies offered by this prospectus may or may not be issued as modified endowment contracts. If the policy is not issued as a modified endowment contract, Nationwide will monitor the premium payment and will notify the policy owner when the policy's non-modified endowment status is in jeopardy. If a policy is not a modified endowment contract, a cash distribution during the first 15 years after a policy is issued which causes a reduction in death benefits may still become fully or partially taxable to the policy owner pursuant to Section 7702(f)(7) of the Internal Revenue Code. The policy owner should carefully consider this potential effect and seek further information before initiating any changes in the terms of the policy. Under certain conditions, a policy may become a modified endowment, or may become subject to a new 7 year testing period, as a result of a material change or a reduction in benefits as defined by Section 7702A(c) of the Internal Revenue Code.

In addition to the tests required under Section 7702, Section 817(h) of the Internal Revenue Code requires that the investments of separate accounts such as the variable account be adequately diversified. Regulations under 817(h) provide that a variable life policy that fails to satisfy the diversification standards will not be treated as life insurance unless such failure was inadvertent, is corrected, and the policy owner or the issuer pays an amount to the IRS. The amount will be based on the tax that would have been paid by the policy owner if the income, for the period the policy was not diversified, had been received by the policy owner.

If the failure to diversify is not corrected in this manner, the policy owner will be deemed to be the owner of the underlying securities and taxed on the earnings of his or her account.

Representatives of the IRS have suggested, from time to time, that the number of underlying mutual funds available or the number of transfer opportunities available under a variable product may be relevant in determining whether the product qualifies for the desired tax treatment. No formal guidance has been issued in this area. Should the U.S. Secretary of the Treasury issue additional rules or regulations limiting the number of underlying mutual funds, transfers between underlying mutual funds, exchanges of underlying mutual funds or changes in investment objectives of underlying mutual funds such that the policy would no longer qualify as life insurance under Section 7702 of the Internal Revenue Code, Nationwide will take whatever steps are available to remain in compliance.

Nationwide will monitor compliance with these regulations and, to the extent necessary, will change the objectives or assets of the sub-account investments to remain in compliance.

A total surrender or cancellation of the policy by lapse or the maturity of the policy on its maturity date may have adverse tax consequences. If the amount received by the policy owner plus total policy indebtedness exceeds the premiums paid into the policy, then the excess generally will be treated as taxable income, regardless of whether or not the policy is a modified endowment contract.

WITHHOLDING

Distributions of income from a life insurance policy (including a modified endowment contract) are subject to federal income tax withholding; however, the recipient may elect not to have the withholding taken from the distribution. A distribution of income may be subject to mandatory back-up withholding (which cannot be waived). The mandatory back-up withholding rate is 31% of the income that is distributed and will arise of no taxpayer identification number is provided to Nationwide, or if the IRS notifies Nationwide that back-up withholding is required.

FEDERAL ESTATE AND GENERATION-SKIPPING TRANSFER TAXES

The federal estate tax is integrated with the federal gift tax under a unified tax rate schedule. In general, in 2001, an estate of less than $675,000 (inclusive of certain pre-death gifts) will not incur a federal estate tax liability. In addition, an unlimited marital deduction may be available for federal estate tax purposes, for certain amounts that pass to the surviving spouse.

When the insured dies, the death benefit will generally be included in the insured's federal gross estate if:

  1) the proceeds were payable to or for the benefit of the insured's estate; or

  2) the insured held any "incident of ownership" in the policy at death or at any time within 3 years of death. An incident of ownership is, in general, any right that may be exercised by the policy owner, such as the right to borrow on the policy, or the right to name a new beneficiary.

If the policy owner (whether or not he or she is the insured) transfers ownership of the policy to another person, such transfer may be subject to a federal gift tax. In addition, if such policy owner transfers the policy to someone two or more generations younger than the policy owner, the transfer may be subject to the federal generation-skipping transfer tax ("GSTT"), the taxable amount being the value of the policy.

Similarly, if the beneficiary is two or more generations younger than the insured, the payment of the death proceeds at the death of the insured may be subject to the GSTT. Pursuant to regulations recently promulgated by the U.S. Secretary of the Treasury, Nationwide may be required to withhold a portion of the death proceeds and pay them directly to the IRS as the GSTT liability.

The GSTT provisions generally apply to the same transfers that are subject to estate or gift taxes.

The tax rate is a flat rate equal to the maximum estate tax rate (currently 55%), and there is a provision for an aggregate $1 million exemption. Due to the complexity of these rules, the policy owner should consult with counsel and other competent advisors regarding these taxes.

NON-RESIDENT ALIENS

Pre-death distributions from modified endowment contracts to nonresident aliens ("NRAs") are generally subject to federal income tax and tax withholding, at a statutory rate of 30% of the amount of income that is distributed. Nationwide is required to withhold such amount from the distribution and remit it to the IRS. Distributions to certain NRAs may be subject to lower, or in certain instances zero, tax and withholding rates, if the United States has entered into an applicable treaty. However, in order to obtain the benefits of such treaty provisions, the NRA must give to Nationwide sufficient proof of his or her residency and citizenship in the form and manner prescribed by the IRS. In addition, the NRA must obtain an individual taxpayer identification number from the IRS, and furnish that number to Nationwide prior to the distribution. If Nationwide does not have the proper proof of citizenship or residency and a proper individual taxpayer identification number prior to any distribution, Nationwide will be required to withhold 30% of the income, regardless of any treaty provision.

A pre-death distribution may not be subject to withholding where the recipient sufficiently establishes to Nationwide that such payment is effectively connected to the recipient's conduct of a trade or business in the United States and that such payment is includable in the recipient's gross income for United States federal income tax purposes. Any such distributions may be subject to back-up withholding at the statutory rate (currently 31%) if no taxpayer identification number, or an incorrect taxpayer identification number, is provided.

State and local estate, inheritance, income and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each policy owner or beneficiary.

TAXATION OF NATIONWIDE

Nationwide is taxed as a life insurance company under the Internal Revenue Code. Since the variable account is not a separate entity from Nationwide and its operations form a part of Nationwide, it will not be taxed separately as a "regulated investment company" under Sub-chapter M of the Internal Revenue Code. Investment income and realized capital gains on the assets of the variable account are reinvested and taken into account in determining the value of accumulation units. As a result, such investment income and realized capital gains are automatically applied to increase reserves under the policies.

Nationwide does not initially expect to incur any federal income tax liability that would be chargeable to the variable account. Based upon these expectations, no charge is currently being made against the variable account for federal income taxes. If, however, Nationwide determines that on a separate company basis such taxes may be incurred, it reserves the right to assess a charge for such taxes against the variable account.

Nationwide may also incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If they increase, however, charges for such taxes may be made.

TAX CHANGES

The foregoing discussion, which is based on Nationwide's understanding of federal tax laws as they are currently interpreted by the IRS, is general and is not intended as tax advice.

The Internal Revenue Code has been subjected to numerous amendments and changes, and it is reasonable to believe that it will continue to be revised. The United States Congress has, in the past, considered numerous legislative proposals that, if enacted, could change the tax treatment of the policies. It is reasonable to believe that such proposals, and future proposals, may be enacted into law. In addition, the U.S. Treasury Department may amend existing regulations, issue new regulations, or adopt new interpretations of existing law that may be at variance with its current positions on these matters. In addition, current state law (which is not discussed herein), and future amendments to state law, may affect the tax consequences of the policy.

If the policy owner, insured, or beneficiary or other person receiving any benefit or interest in or from the policy is not both a resident and citizen of the United States, there may be a tax imposed by a foreign country, in addition to any tax imposed by the United States. The foreign law (including regulations, rulings, and case law) may change and impose additional taxes on the policy, the death proceeds, or other distributions and/or ownership of the policy, or a treaty may be amended and all or part of the favorable treatment may be eliminated.

Any or all of the foregoing may change from time to time without any notice, and the tax consequences arising out of a policy may be changed retroactively. There is no way of predicting if, when, or to what extent any such change may take place. No representation is made as to the likelihood of the continuation of these current laws, interpretations, and policies.

The foregoing is a general explanation as to certain tax matters pertaining to insurance policies. It is not intended to be legal or tax advice. You should consult with your independent legal, tax and/or financial adviser for more information.

LEGAL CONSIDERATIONS

On July 6, 1983, the U.S. Supreme Court held in Arizona Governing Committee v. Norris that certain annuity benefits provided by employers' retirement and fringe benefit programs may not vary between men and women on the basis of sex. This decision applies only to benefits derived from premiums made on or after August 1, 1983. The policies offered by this prospectus are based upon actuarial tables which distinguish between men and women. Thus the policies provide different benefits to men and women of the same age. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of Norris on any employment related insurance or benefit program before purchasing this policy.

STATE REGULATION

Nationwide is subject to the laws of Ohio governing insurance companies and to regulation by the Ohio Insurance Department. An annual statement in a prescribed form is filed with the Insurance Department each year covering the operation of Nationwide for the preceding year and its financial condition as of the end of such year. Regulation by the Insurance Department includes periodic examination to determine Nationwide's contract liabilities and reserves so that the Insurance Department may certify the items are correct. Nationwide's books and accounts are subject to review by the Insurance Department at all times and a full examination of its operations is conducted periodically by the National Association of Insurance Commissioners. Such regulation does not, however, involve any supervision of management or investment practices or policies. In addition, Nationwide is subject to regulation under the insurance laws of other jurisdictions in which it may operate.

REPORTS TO POLICY OWNERS

Nationwide will mail to the policy owner at the last known address of record:

  - an annual statement containing: the amount of the current death benefit, cash value, cash surrender value, premiums paid, monthly charges deducted, amounts invested in the fixed account and the sub-accounts, and policy indebtedness;

  - annual and semi-annual reports containing all applicable information and financial statements or their equivalent, which must be sent to the underlying mutual fund beneficial shareholders as required by the rules under the Investment Company Act of 1940 for the variable account; and

  - statements of significant transactions, such as changes in specified amount, changes in death benefit options, changes in future premium allocations, transfers among sub-accounts, premium payments, loans, loan repayments, reinstatement and termination.

ADVERTISING

Nationwide is ranked and rated by independent financial rating services, including Moody's, Standard & Poor's and A.M. Best Company. The purpose of these ratings is to reflect the financial strength or claims-paying ability of Nationwide. The ratings are not intended to reflect the investment experience or financial strength of the variable account. Nationwide may advertise these ratings from time to time. In addition, Nationwide may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend Nationwide or the policies. Furthermore, Nationwide may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

LEGAL PROCEEDINGS

Nationwide is a party to litigation and arbitration proceedings in the ordinary course of its business, none of which is expected to have a material adverse effect on Nationwide.

In recent years, life insurance companies have been named as defendants in lawsuits, including class action lawsuits, relating to life insurance and annuity pricing and sales practices. A number of these lawsuits have resulted in substantial jury awards or settlements.

On October 29, 1998, Nationwide was named in a lawsuit filed in Ohio state court related to the sale of deferred annuity products for use as investments in tax-deferred contributory retirement plans (Mercedes Castillo v. Nationwide Financial Services, Inc., Nationwide Life Insurance Company and Nationwide Life and Annuity Insurance Company). On May 3, 1999, the complaint was amended to, among other things, add Marcus Shore as a second plaintiff. The amended complaint is brought as a class action on behalf of all persons who purchased individual deferred annuity contracts or participated in group annuity contracts sold by Nationwide and the other named Nationwide affiliates which were used to fund certain tax-deferred retirement plans. The amended complaint seeks unspecified compensatory and punitive damages. No class has been certified. On June 11, 1999, Nationwide and the other named defendants filed a motion to dismiss the amended complaint. On March 8, 2000, the court denied the motion to dismiss the amended complaint filed by Nationwide and other named defendants. Nationwide intends to defend this lawsuit vigorously.

There can be no assurance that any litigation relating to pricing or sales practices will not have a material adverse effect on Nationwide in the future.


The general distributor, Waddell & Reed, Inc., is not engaged in any litigation of any material nature.


EXPERTS

The financial statements of Nationwide have been included herein in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

REGISTRATION STATEMENT

Nationwide has filed a registration statement with the SEC under the Securities Act of 1933, as amended, for the policies discussed in this prospectus. However, the prospectus does not contain all the information included in the registration statement. The registration statement may also contain amendments and exhibits that are not included in the prospectus. The prospectus is meant to be a summary and explanation of the policy, which is the legal binding instrument for the policies. Please refer to the policy for additional information.

DISTRIBUTION OF THE POLICIES


The policies will be sold by licensed insurance agents in those states where the policies may lawfully be sold. Agents are registered representatives of broker dealers registered under the Securities Exchange Act of 1934 who are member firms of the National Association of Securities Dealers, Inc. ("NASD"). The policies will be distributed by the general distributor, Waddell & Reed, Inc. Waddell & Reed, Inc. was organized as a Delaware corporation in 1981.

Waddell & Reed, Inc. acts as general distributor for the following investment companies:

WADDELL & REED ADVISORS FUNDS
WADDELL & REED ADVISORS FUNDS, INC.*

-   Waddell & Reed Advisors Accumulative Fund
-   Waddell & Reed Advisors Bond Fund
-   Waddell & Reed Advisors Core Investment Fund
-   Waddell & Reed Advisors Science and Technology Fund
-   Waddell & Reed Advisors Asset Strategy Fund, Inc.
-   Waddell & Reed Advisors Cash Management, Inc.
-   Waddell & Reed Advisors Continental Income Fund, Inc.
-   Waddell & Reed Advisors Government Securities Fund, Inc.
-   Waddell & Reed Advisors Global Bond Fund, Inc.
-   Waddell & Reed Advisors High Income Fund II, Inc.
-   Waddell & Reed Advisors International Growth Fund, Inc.
-   Waddell & Reed Advisors Municipal Bond Fund, Inc.
-   Waddell & Reed Advisors Municipal High Income Fund, Inc.
-   Waddell & Reed Advisors New Concepts Fund, Inc.
-   Waddell & Reed Advisors Retirement Shares, Inc.
-   Waddell & Reed Advisors Small Cap Fund, Inc.
-   Waddell & Reed Advisors Tax-Managed Equity Fund, Inc.
-   Waddell & Reed Advisors Vanguard Fund, Inc.

W&R FUNDS, INC.*

-   Asset Strategy Fund
-   International Growth Fund
-   Large Cap Growth Fund
-   Mid Cap Growth Fund
-   Science and Technology Fund

-   Small Cap Growth Fund
-   High Income Fund
-   Money Market Fund
-   Limited-Term Fund
-   Municipal Bond Fund
-   Tax-Managed Equity Fund
-   Core Equity Fund

W&R TARGET FUNDS, INC.

-   Asset Strategy Portfolio
-   Balanced Portfolio
-   Bond Portfolio
-   Core Equity Portfolio
-   Growth Portfolio
-   High Income Portfolio
-   International Portfolio
-   Money Market Portfolio
-   Science and Technology Portfolio
-   Small Cap Portfolio
-   Value Portfolio

* Indicates series fund.


Gross first year commissions paid by Nationwide on the sale of these policies plus fees for marketing services are not more than 20% of the premiums paid up to commission target premium, 5% of premium in excess of commission target premium. Commission target premium is equal to the IRS guideline level premium.


No underwriting commissions have been paid by Nationwide to Waddell & Reed, Inc.



WADDELL &REED, INC. DIRECTORS AND OFFICERS


                                                                     POSITIONS
AND OFFICES
       NAME AND BUSINESS ADDRESS                                        WITH
UNDERWRITER

 Keith A. Tucker                                                Director,
Chairman of the Board
 6300 Lamar Ave.
 Overland Park, KS 66202

 Robert L. Hechler                                       Director, President,
Chief Executive Officer,
 6300 Lamar Ave.                                           Principal Financial
Officer and Treasurer
 Overland Park, KS 66202

 Henry J. Hermann
Director
 6300 Lamar Ave.
 Overland Park, KS 66202

 Robert J. Williams                                              Executive Vice
President and
 6300 Lamar Ave.                                                     National
Sales Manager
 Overland Park, KS 66202

 Thomas W. Butch                                                 Executive Vice
President and
 6300 Lamar Ave.                                                    Chief
Marketing Officer
 Overland Park, KS 66202

 Daniel C. Schulte                                           Senior Vice
President, Secretary and
 6300 Lamar Ave.                                                      Chief
Legal Officer
 Overland Park, KS 66202



ADDITIONAL INFORMATION ABOUT NATIONWIDE

The life insurance business, including annuities, is the only business in which Nationwide is engaged.

Nationwide markets its policies through independent insurance brokers, general agents, and registered representatives of registered NASD broker/dealer firms.

Nationwide serves as depositor for the following separate investment accounts, each of which is a registered investment company:

  -  Nationwide Variable Account;
  -  Nationwide Variable Account-II;
  -  Nationwide Variable Account-3;
  -  Nationwide Variable Account-4;
  -  Nationwide Variable Account-5;
  -  Nationwide Variable Account-6;
  -  Nationwide Fidelity Advisor Variable Account;
  -  Nationwide Variable Account-8;
  -  Nationwide Variable Account-9;
  -  Nationwide Variable Account-10;
  -  MFS Variable Account;
  -  Nationwide Multi-Flex Variable Account;
  -  Nationwide VLI Separate Account;
  -  Nationwide VLI Separate Account-2;
  -  Nationwide VLI Separate Account-3;
  -  Nationwide VLI Separate Account-4; and
  -  Nationwide VLI Separate Account-5.

Nationwide, in common with other insurance companies, is subject to regulation and supervision by the regulatory authorities of the states in which it is licensed to do business. A license from the state insurance department is a prerequisite to the transaction of insurance business in that state. In general, all states have statutory administrative powers. Such regulation relates, among other things, to licensing of insurers and their agents, the approval of policy forms, the methods of computing reserves, the form and content of statutory financial statements, the amount of policyholders' and stockholders' dividends, and the type of distribution of investments permitted.

Nationwide operates in the highly competitive field of life insurance. There are approximately 2,300 stock, mutual and other types of insurers in the life insurance business in the United States, and a large number of them compete with the registrant in the sale of insurance policies.

As is customary in insurance company groups, employees are shared with the other insurance companies in the group. In addition to its direct salaried employees, Nationwide shares employees with Nationwide Mutual Insurance Company and Nationwide Mutual Fire Insurance Company.

Nationwide does not presently own or lease any materially important physical properties when its property holdings are viewed in relation to its total assets. Nationwide shares its home office, other facilities and equipment with Nationwide Mutual Insurance Company.

COMPANY MANAGEMENT

Nationwide Life Insurance Company and Nationwide Life and Annuity Insurance Company, together with Nationwide Mutual Insurance Company, Nationwide Mutual Fire Insurance Company, Nationwide Property and Casualty Insurance Company and Nationwide General Insurance Company and their affiliated companies comprise the Nationwide group of companies. The companies listed above have substantially common boards of directors and officers.

Nationwide Financial Services, Inc. ("NFS") is the sole shareholder of Nationwide. NFS serves as a holding company for other financial institutions. Nationwide is the sole owner of Nationwide Life and Annuity Insurance Company.


Each of the directors and officers listed below is a director or officer respectively of at least one or more of the other major insurance affiliates of the Nationwide group of companies. Messrs. Gasper and Woodward are also trustees of one or more of the registered investment companies distributed by Nationwide Investment Services Corporation, a registered broker-dealer affiliated with the Nationwide group of companies.


DIRECTORS OF NATIONWIDE


  DIRECTORS OF THE DEPOSITOR NAME AND     POSITIONS AND OFFICES
      PRINCIPAL BUSINESS ADDRESS             WITH DEPOSITOR       PRINCIPAL
OCCUPATION

Lewis J. Alphin                                 Director          Farm Owner and
Operator, Bell Farms(1)
519 Bethel Church Road
Mount Olive, NC 28365-6107

A. I. Bell                                      Director          Farm Owner and
Operator(1)
4121 North River Road West
Zanesville, OH 43701

Yvonne M. Curl                                  Director          Vice
President, Chief Marketing Officer for Avaya Inc.(2)
Avaya Inc.
Room 3C322
211 Mt. Airy Road
Basing Ridge, NJ 07920

Kenneth D. Davis                                Director          Farm Owner and
Operator(1)
7229 Woodmansee Road
Leesburg, OH 45135

Keith W. Eckel                                  Director          Partner, Fred
W. Eckel Sons; President, Eckel Farms, Inc.(1)
1647 Falls Road
Clarks Summit, PA 18411

Willard J. Engel                                Director          Retired
General Manager, Lyon County Co-operative Oil Company(1)
301 East Marshall Street
Marshall, MN 56258

Fred C. Finney                                  Director          Owner and
Operator, Moreland Fruit Farm; Operator, Melrose
1558 West Moreland Road                                           Orchard(1)
Wooster, OH 44691

Joseph J. Gasper                           President and Chief    President and
Chief Operating Officer, Nationwide Life Insurance
One Nationwide Plaza                      Operating Officer and   Company and
Nationwide Life and Annuity Insurance Company(1)
Columbus, OH 43215                              Director

W.G. Jurgensen                               Chief Executive      Chairman and
Chief Executive Officer (3)
One Nationwide Plaza                      Officer and Director
Columbus, OH 43215


  DIRECTORS OF THE DEPOSITOR NAME AND     POSITIONS AND OFFICES
      PRINCIPAL BUSINESS ADDRESS             WITH DEPOSITOR       PRINCIPAL
OCCUPATION

David O. Miller                           Chairman of the Board   President,
Owen Potato Farm, Inc.; Partner, M&M Enterprises(1)
115 Sprague Drive                             and Director
Hebron, OH 43025

Ralph M. Paige                                  Director          Executive
Director Federation of Southern Cooperatives/Land
Federation of Southern                                            Assistance
Fund(1)
Cooperatives/Land Assistance Fund
2769 Church Street
East Point, GA 30344

James F. Patterson                              Director          Vice
President, Pattersons, Inc.; President, Patterson Farms,
8765 Mulberry Road                                                Inc.(1)
Chesterland, OH 44026

Arden L. Shisler                                Director          President and
Chief Executive Officer, K&B Transport, Inc.(1)
1356 North Wenger Road
Dalton, OH 44618

Robert L. Stewart                               Director          Owner and
Operator Sunnydale Farms and Mining(1)
88740 Fairview Road
Jewett, OH 43986

  (1) Principal occupation for last 5 years.

  (2) Prior to assuming this current position, Ms. Curl held other executive management positions with the Xerox Corporation.

  (3) Prior to assuming this current position, Mr. Jurgensen was Executive Vice President of Bank One Corporation. Prior to that, Mr. Jurgensen was Executive Vice President of First Chicago NBD.


Each of the directors is a director of the other major insurance affiliates of the Nationwide group of companies except Mr. Gasper who is a director only of Nationwide Life Insurance Company and Nationwide Life and Annuity Insurance Company. Mr. Gasper is a director of Nationwide Investment Services Corporation, a registered broker-dealer.


Messrs. Miller, Patterson, and Shisler are directors of Nationwide Financial Services, Inc. Messrs. Gasper and Woodward are trustees of Nationwide Separate Account Trust and Nationwide Asset Allocation Trust, registered investment companies.

EXECUTIVE OFFICERS OF NATIONWIDE

OFFICERS OF THE DEPOSITOR
NAME AND PRINCIPAL BUSINESS ADDRESS                  OFFICES OF THE DEPOSITOR

Richard D. Headley                                   Executive Vice President
One Nationwide Plaza
Columbus, OH 43215

Michael S. Helfer                                    Executive Vice President -
Corporate Strategy
One Nationwide Plaza
Columbus, OH 43215

Donna A. James                                       Executive Vice President -
Chief Administrative Officer
One Nationwide Plaza
Columbus, OH 43215

Robert A. Oakley                                     Executive Vice President -
Chief Financial Officer and Treasurer
One Nationwide Plaza
Columbus, OH 43215

Robert J. Woodward, Jr.                              Executive Vice President -
Chief Investment Officer
One Nationwide Plaza
Columbus, OH 43215

John R. Cook, Jr.                                    Senior Vice President -
Chief Communications Officer
One Nationwide Plaza
Columbus, OH 43215

Thomas L. Crumrine                                   Senior Vice President
One Nationwide Plaza
Columbus, OH 43215

David A. Diamond                                     Senior Vice President -
Corporate Strategy
One Nationwide Plaza
Columbus, OH 43215

OFFICERS OF THE DEPOSITOR
NAME AND PRINCIPAL BUSINESS ADDRESS                  OFFICES OF THE DEPOSITOR

Philip C. Gath                                       Senior Vice President -
Chief Actuary - Nationwide Financial
One Nationwide Plaza
Columbus, OH 43215

Patricia R. Hatler                                   Senior Vice President,
General Counsel and Secretary
One Nationwide Plaza
Columbus, OH 43215

David K. Hollingsworth                               Senior Vice President -
Business Development and Sponsor Relations
One Nationwide Plaza
Columbus, OH 43215

David R. Jahn                                        Senior Vice President -
Product Management
One Nationwide Plaza
Columbus, OH 43215

Richard A. Karas                                     Senior Vice President -
Sales - Financial Services
One Nationwide Plaza
Columbus, OH 43215

Gregory S. Lashutka                                  Senior Vice President -
Corporate Relations
One Nationwide Plaza
Columbus, OH 43215

Edwin P. McCausland, Jr.                             Senior Vice President -
Fixed Income Securities
One Nationwide Plaza
Columbus, OH 43215

Mark D. Phelan                                       Senior Vice President -
Technology and Operations
One Nationwide Plaza
Columbus, OH 43215

Douglas C. Robinette                                 Senior Vice President -
Claims
One Nationwide Plaza
Columbus, OH 43215

Mark R. Thresher                                     Senior Vice President -
Finance - Nationwide Financial
One Nationwide Plaza
Columbus, OH 43215

Richard M. Waggoner                                  Senior Vice President -
Operations
One Nationwide Plaza
Columbus, OH 43215

Susan A. Wolken                                      Senior Vice President -
Product Management and Nationwide Financial
One Nationwide Plaza                                 Marketing
Columbus, OH 43215


W.G. JURGENSEN has been a Director and Chief Executive Officer since 2000. Previously, he was Executive Vice President of Bank One Corporation from 1998 to May 2000. Prior to Bank One's merger with First Chicago NBD, Mr. Jurgensen served from 1990 to 1998 as Executive Vice President with First Chicago, leading various business units. For 17 years, Mr. Jurgensen was with Norwest Corporation, beginning as a corporate banking officer and serving in increasingly responsible roles including president and CEO of Norwest Investment Services and management of the treasury function. Mr. Jurgensen's final post was Executive Vice President - Corporate Banking.

JOSEPH J. GASPER has been President and Chief Operating Officer and Director of Nationwide since April 1996. Previously, he was Executive Vice President - Property/Casualty Operations of Nationwide Mutual Insurance Company from April 1995 to April 1996. He was Senior Vice President - Property/Casualty Operations of Nationwide Mutual Insurance Company from September 1993 to April 1995. Prior to that time, Mr. Gasper held numerous positions within Nationwide. Mr. Gasper has been with Nationwide for 34 years.

LEWIS J. ALPHIN has been a Director of Nationwide since 1993. Mr. Alphin owns and operates an 800-acre farm in Mt. Olive, NC. He taught agriculture business at James Sprunt Community Collegy in Kenansville, NC for more than 22 years before retiring in 1994. He is the former board chairman of the Cape Fear Farm Credit Association, a member and former vice president, secretary/treasurer, and director of the Duplin County Agribusiness Council, and a former board member of the Southern States Cooperative (1986 to 1993). Mr. Alphin is a member of the Duplin County Farm Bureau, the North Carolina Farm Bureau, ad the Farm Credit Council. He is a member and former director of the Oak Wolfe Fire Department.

A. I. BELL has been a Director of Nationwide since April, 1998. Mr. Bell has served as a state trustee of the Ohio

Farm Bureau Federation from 1991 to 1998 and as president that last four years. He oversees the Bell family farm in Zanesville, Ohio. The farm is the hub of a multi-family swine network, in addition to grain and beef operations. Mr. Bell has represented the Ohio Farm Bureau at state and national level activities, and has traveled internationally representing Ohio agriculture. In 1995, he was introduced into The Ohio State University Department of Animal Sciences Hall of Fame.

YVONNE M. CURL has been a Director of Nationwide since April 1998. Ms. Curl is Vice President - Chief Marketing Officer for Avaya Inc. located in Basking Ridge, NJ. Prior to joining Avaya Inc. in November 2000, she was employed by the Xerox Corporation. She joined Xerox in 1976 as a sales representative and progressed through management positions, including vice president - field operations; executive assistant to te chairman and CEO; and as corporate vice president serving as senior vice president and general manager, public sector worldwide/global solutions group.

JOHN R. COOK, JR. has been Senior Vice President - Chief Communications Officer since May 1997. Previously, Mr. Cook was Senior Vice President - Chief Communications Officer of USAA from July 1989 to May 1997. Mr. Cook has been with Nationwide for 3 years.

THOMAS L. CRUMRINE has been Senior Vice President of Nationwide since September 1997. Previously he was Senior Vice President - Property/Casualty from March 1996 to September 1997. Prior to that time, he was Senior Vice President - Claims from April 1995 to March 1996, Vice President - Claims from 1993 to March 1996, Vice President - Agency Sales from 1991 to 1993 and Vice President - Agency Services from 1989 to 1991. Prior to 1989 Mr. Crumrine held several positions with Nationwide.

KENNETH D. DAVIS has been a Director of Nationwide since April 1999. Mr. Davis is the immediate past president of the Ohio Farm Bureau Federation. He served as a member of the Ohio Farm Bureau Federation's board of trustees from 1989 until 1999. He served as first vice president of the board from 1994 until 1998. Mr. Davis serves on the board of directors of his local rural electric cooperatives and is a member of many agriculture organizations including the Ohio Corn Growers, Ohio Cattlemen's and Ohio Soybean associations.

DAVID A. DIAMOND has been Senior Vice President - Corporate Strategy since December 11, 2000. Previously, Mr. Diamond was Senior Vice President - Corporate Controller from August 1999 to December 2000. He was Vice President - Controller from October 1993 to August 1999. Prior to that time, Mr. Diamond held several positions within Nationwide. Mr. Diamond has been with Nationwide for 12 years.

KEITH W. ECKEL has been a Director of Nationwide since April 1996. Mr. Eckel is a partner of Fred W. Eckel Sons and president of Eckel Farms, Inc. in northeast Pennsylvania. He received the Master Farmer award from Penn State University in 1982. Mr. Eckel is a member of the Pennsylvania Agricultural Land Preservation Board. He is a former president of the Pennsylvania Farm Bureau, a position he held for 15 years, and the Lackawanna County Cooperative Extension Association. He has served as a board member and executive committee member of the American Farm Bureau Federation. He is a former vice president of the Pennsylvania Council of Cooperative Extension Associations and former board member of the Pennsylvania Vegetable Growers Association.

WILLARD J. ENGEL has been a Director of Nationwide since 1994. Mr. Engel served as general manager of Lyon County Co-Operative Oil Co. in Marshall, MN from 1975 to 1997, and occasionally serves on a consulting basis. He previously was a division manager of the Truman Farmers Elevator. He is a former director of the Western Co-op Transport in Montevideo, MN, a former director and legislative committee chairman of the Northwest Petroleum Association in St. Paul, and a former director of Farmland Industries in Kansas City.

FRED C. FINNEY has been a Director of Nationwide since 1992. Mr. Finney is the owner and operator of the Moreland Fruit Farm and operator of Melrose Orchard in Wooster, OH. He is past president of the Ohio Farm Bureau Federation, the Ohio Fruit Growers Society, Wayne County Farm Bureau, and the Westwood Ruritan Club. He is a member of the American Berry Cooperative.

PHILIP C. GATH has been Senior Vice President - Chief Actuary - Nationwide Financial since May 1998. Previously, Mr. Gath was Vice President - Product Manager - Individual Variable Annuity from July 1997 to May 1998. Mr. Gath was Vice President - Individual Life Actuary from August 1989 to July 1997. Prior to that time, Mr. Gath held several positions within Nationwide. Mr. Gath has been with Nationwide for 32 years.

PATRICIA R. HATLER has been Senior Vice President, General Counsel and Secretary since April 2000. Previously, she was Senior Vice President and General Counsel from July 1999 to April 2000. Prior to that time, she was General Counsel and Corporate Secretary of Independence Blue Cross from 1983 to July 1999.

RICHARD D. HEADLEY has been Executive Vice President for Nationwide since July 2000. Previously, he was Executive Vice President - Chief Information Technology Officer from May 1999 to July 2000. He was Senior Vice President - Chief Information Technology Officer from October 1997 to May 1999. Previously, Mr. Headly was Chairman and Chief Executive Officer of Banc One Services Corporation from 1992 to Octover 1997. From January 1975 until 1992, Mr. Headley held several positions with Banc One Corporation. Mr. Headley has been with Nationwide for 3 years.

MICHAEL S. HELFER has been Executive Vice President - Corporate Strategy since August 2000. He is a former partner and head of the financial institutions group at Wilmer, Cutler and Pickering, a 350-lawyer international law firm headquartered in Washington, D.C. He served as that firm's Chairman and Chief Executive Officer from 1995 to 1998.

DAVID K. HOLLINGSWORTH has been Senior Vice President - Business Development and Sponsor Relations since April 2000. Previouly, he was Senior Vice President - Multi Channel and Sponsor relations from August 1999 until April 2000. Previously, he was Senior Vice President - Marketing from June 1999 to August 1999. Prior to that time, Mr. Hollingsworth held numerous positions within Nationwide. Mr. Hollingsworth has been with Nationwide for 26 years.

DAVID R. JAHN has been Senior Vice President - Product Management since November 2000. Previously, he was Senior Vice President - Commercial Insurance from March 1998 to November 2000. Previously, he was Vice President - Property/Casualty Operations and Vice President - Resource Management from March 1996 to January 1998. Prior to that time, Mr. Jahn has held numerous positions within Nationwide. Mr. Jahn has been with Nationwide for 29 years.

DONNA A. JAMES has been Executive Vice President - Chief Administrative Officer since July 2000. Previously, she was Senior Vice President - Chief Human Resources Officer from May 1999 to July 2000. She was Senior Vice President - Human Resources from December 1997 to May 1999. Previously, she was Vice President - Human Resources from July 1996 to December 1997. Prior to that time, Ms. James was Vice President - Assistant to the CEO of Nationwide from March 1996 to July 1996. From May 1994 to March 1996, she was Associate Vice President
- Assistant to the CEO of Nationwide. Previously, Ms. James held several positions within Nationwide. Ms. James has been with Nationwide for 19 years.

RICHARD A. KARAS has been Senior Vice President - Sales - Financial Services since March 1993. Previously, he was Vice President - Sales - Financial Services from February 1989 to March 1993. Prior to that time, Mr. Karas held several positions within Nationwide. Mr. Karas has been with Nationwide for 36 years.

GREGORY S. LASHUTKA has been Senior Vice President - Corporate Relations since January 2000. Previously, he was the Mayor of the City of Columbus (Ohio) from January 1992 to December 1999. From January 1986 to December 1991, Mr. Lashutka was a Partner with Squire, Sanders & Dempsey. From January 1978 to December 1985, he was City Attorney for the City of Columbus (Ohio).

EDWIN P. MCCAUSLAND, JR. has been Senior Vice President - Fixed Income Securities since 1999. Mr. McCausland has 29 years of experience in insurance investments beginning his career in 1970 with Connecticut Mutual Life Insurance Company. He joined Phoenix Mutual Life Insurance Company in 1981 as second Vice President of Bond Investments and rising to Vice President of Pension Operations. He was Vice President and Managing Director of Mass Mutual Life Insurance Company prior to joining Nationwide.

DAVID O. MILLER has been a Director of Nationwide since November 1996. Mr. Miller has been Chairman of the Board since 1998. Mr. Miller is president of Owen Potato Farm, Inc. and a partner of M&M Enterprises in Licking County, OH. He is a director and board chairman of the National Cooperative Business Association, director of Cooperative Business International and the International Cooperative Alliance, and serves on the educational executive committee of the National Council of Farmer Cooperatives. He was president of the Ohio Farm Bureau Federation from 1981 to 1985 and was vice president for six years. Mr. Miller served a two year term on the board of the American Farm Bureau Association. He is past president of the Ohio Vegetable and Potato Growers Association, and was a director of Landmark, Inc., a farm supply cooperative which is now part of Indianapolis-based Countrymark.

ROBERT A. OAKLEY has been Executive Vice President - Chief Financial Officer and Treasurer since December 2000. Previously, Mr. Oakley was Executive Vice President - Chief Financial Officer from April 1995 to December 2000. Prior to that, Mr. Oakley was Senior Vice President - Chief Financial Officer from October 1993 to April 1995. Prior to that time, Mr. Oakley held several positions within Nationwide. Mr. Oakley has been with Nationwide for 25 years.

RALPH M. PAIGE has been a Director of Nationwide since April 1999. Mr. Paige has been the Executive Director of the Federation of Southern Cooperatives/Land Assistance Fund since 1969. Mr. Paige also served as the National Field Director/Georgia State Director from 1981 to 1984.

JAMES F. PATTERSON has been a Director of Nationwide since April 1989. Mr. Patterson is president of Patterson Farms, Inc. and has operated Patterson Fruit Farm in

Chesterland, OH since 1964. Mr. Patterson is on the boards of The Ohio State University Hospitals Health System in Cleveland, Geauga Hospital, Inc. and the National Cooperative Business Association. He is past president of the Ohio Farm Bureau Federation and former member of Cleveland Foundation's Lake and Geauga Advisory Committees.

MARK D. PHELAN has been Senior Vice President - Technology and Operations since December 2000. Previously, he was Senior Vice President - Technology Services from 1998 to December 2000. His previous management experience includes five years (1977 - 1982) with the data processing division's sales group at IBM Corporation. From 1982 through 1990, Mr. Phelan served as Director of AT&T's Consumer Communications Services Group and he was subsequently promoted to Sales Vice President for the Eastern Region of the Business Communications Services Division. In 1992, he became Executive Vice President - Sales and Marketing for the Electronic Commerce Division of Checkfree Corporation, a position he held for five years. From 1997 until 1998, he was in private consulting.

DOUGLAS C. ROBINETTE has been Senior Vice President - Claims since November 2000. Previously he was Senior Vice President - Claims and Financial Services from 1999 to November 2000. Prior to that time, Mr. Robinette was Senior Vice President - Marketing and Product Management from May 1998 to 1999. Mr. Robinette was Executive Vice President, Customer Services of Employers Insurance of Wausau, a member of the Nationwide group until 1998, from September 1996 to May 1998. Prior to that time, he was Executive Vice President, Finance and Insurance Services of Wausau from May 1995 to September 1996. From November 1994 to May 1995, Mr. Robinette was Senior Vice President, Finance and Insurance Services of Wausau. From May 1993 to November 1994, he was Senior Vice President, Finance of Wausau. Prior to that time, Mr. Robinette held several positions within the Nationwide group. Mr. Robinette has been with Nationwide for 14 years.

ARDEN L. SHISLER has been a Director of Nationwide since 1984. Mr. Shisler is president and chief executive officer of K&B Transport, Inc., a trucking firm in Dalton, OH. He is a director of the National Cooperative Business Association in Washington, DC. He is a former board member and vice president of the Ohio Farm Bureau Federation and past president of the Ohio Agricultural Marketing Association, an Ohio Farm Bureau Federation subsidiary. He is a member of the Ohio Trucking Association, the Ohio Trucking Safety Council, the Wayne County Farm Bureau, Cornerstone Community Church, the Advisory Committee of The Ohio State University Agriculture Technical Institute and a board member of the Wilderness Center.

ROBERT L. STEWART has been a Director of Nationwide since 1989. Mr. Stewart is the owner and operator of Sunnydale Farms and Mining in Jewett, OH. He served on the board of the Ohio Farm Bureau Federation and as president of the Ohio Holstein Association board. Mr. Stewart was a director of the Ohio Agricultural Stabilization and Conservation Service board and Landmark, Inc. a farm supply cooperative which is now part of Indianapolis-based Countrymark.

MARK R. THRESHER has been Senior Vice President - Finance - Nationwide Financial since May 1999. He was Vice President - Controller from August 1996 to May 1999. He was Vice President and Treasurer from November 1996 to February 1997. Previously, he was Vice President and Treasurer from June 1996 to November 1996. Prior to joining Nationwide, Mr. Thresher served as a partner with KPMG LLP from July 1988 to June 1996.

RICHARD M. WAGGONER has been Senior Vice President - Operations since May 1999. Previously, he was President of Nationwide Services from May 1997 to May 1999. Prior to that time, Mr. Waggoner has held numerous positions within the Nationwide group of companies. Mr. Waggoner has been with Nationwide for 24 years.

SUSAN A. WOLKEN has been Senior Vice President - Product Management and Nationwide Financial Marketing since May 1999. Previously, Ms. Wolken was Senior Vice President - Life Company Operations from June 1997 to May 1999. She was Senior Vice President - Enterprise Administration from July 1996 to June 1997. Prior to that time, she was Senior Vice President - Human Resources from April 1995 to July 1996. From September 1993 to April 1995, Ms. Wolken was Vice President - Human Resources. From October 1989 to September 1993 she was Vice President - Individual Life and Health Operations. Ms. Wolken has been with Nationwide for 26 years.

ROBERT J. WOODWARD, JR. has been Executive Vice President - Chief Investment Officer since August 1995. Previously, he was Senior Vice President - Fixed Income Investments from March 1991 to August 1995. Prior to that time, Mr. Woodward held several positions within Nationwide. Mr. Woodward has been with Nationwide for 36 years.

APPENDIX A: OBJECTIVES FOR UNDERLYING MUTUAL FUNDS

The underlying mutual funds listed below are designed primarily as investment vehicles for variable annuity contracts and variable life insurance policies issued by insurance companies.

There is no guarantee that the investment objectives will be met.


W&R TARGET FUNDS, INC.
The Fund is an open-end, diversified management company organized as a Maryland corporation on December 2, 1986. The Fund sells its shares only to the separate accounts of participating insurance companies to fund certain variable life insurance policies and variable annuity contracts. Waddell & Reed Investment Management Company is the Fund's investment adviser.

     ASSET STRATEGY PORTFOLIO
     Investment Objective: The Asset Strategy Portfolio seeks high total return over the long-term. It seeks to achieve its goal by allocating its assets among stocks, bonds and short-term instruments, both in the United States and abroad.

     BALANCED PORTFOLIO
     Investment Objective: The Balanced Portfolio seeks as a primary goal, current income, with a secondary goal of long-term appreciation of capital. It invests primarily in a mix of stocks, fixed-income securities and cash, depending on market conditions.

     BOND PORTFOLIO
     Investment Objective: The Bond Portfolio seeks a reasonable return with emphasis on preservation of capital. It seeks to achieve its goal by investing primarily in domestic debt securities, usually of investment grade.

     CORE EQUITY PORTFOLIO
     Investment Objective: The Core Equity Portfolio seeks capital growth and income. It seeks to achieve its goals by investing primarily in common stocks of large U.S. and foreign companies that have a record of paying regular dividends on common stock or have the potential for capital appreciation, or are expected to resist market decline.

     GROWTH PORTFOLIO
     Investment Objective: The Growth Portfolio seeks capital growth, with a secondary goal of current income. It seeks to achieve its goal by investing primarily in common stocks, of U.S. and foreign companies.

     HIGH INCOME PORTFOLIO
     Investment Objective: The High Income Portfolio seeks as a primary goal, high current income with a secondary goal of capital growth. It seeks to achieve its goals by investing primarily in high-yield, high-risk, fixed-income securities of U.S. and foreign issuers, the risks of which are consistent with the Portfolio's goals.

     INTERNATIONAL PORTFOLIO
     Investment Objective: The International Portfolio seeks as a primary goal, long-term appreciation of capital, with a secondary goal of current income. It seeks to achieve its goals by investing primarily in common stocks of foreign companies that may have the potential for long-term growth.

     LIMITED-TERM BOND PORTFOLIO
     Investment Objective: The Limited-Term Bond Portfolio seeks a high level of current income consistent with preservation of capital. It seeks to achieve its goal by investing primarily in investment-grade debt securities of U.S. issuers, including U.S. Government securities.

     MONEY MARKET PORTFOLIO
     Investment Objective: The Money Market Portfolio seeks current income consistent with stability of principal. It seeks to achieve its goal by investing in U.S. dollar-denominated high quality money market obligations and instruments.

     SCIENCE AND TECHNOLOGY PORTFOLIO
     Investment Objective: The Science and Technology Portfolio seeks long-term capital growth. It seeks to achieve its goals by concentrating its investments primarily in science and technology equity securities of U.S. and foreign companies.

     SMALL CAP PORTFOLIO
     Investment Objective: The Small Cap Portfolio seeks capital growth. It seeks to achieve its goal by investing primarily in common stocks of companies that are relatively new or unseasoned, companies in their early stages of development, or smaller companies positioned in new or in emerging industries where the opportunity for rapid growth is above average.

     VALUE PORTFOLIO
     Investment Objective: The Value Portfolio seeks long-term capital appreciation by investing, during normal market conditions, primarily in the stocks of large U.S. and foreign companies that are undervalued relative to the true worth of the company.

APPENDIX B:  ILLUSTRATIONS OF CASH VALUES, CASH SURRENDER VALUES,
AND DEATH BENEFITS

The illustrations in this prospectus have been prepared to help show how values under the policies change with investment performance. The illustrations illustrate how cash values, cash surrender values and death benefits under a policy would vary over time if the hypothetical gross investment rates of return were a uniform annual effective rate of either 0%, 6% or 12%. If the hypothetical gross investment rate of return averages 0%, 6% or 12% over a period of years, but fluctuates above or below those averages for individual years, the cash values, cash surrender values and death benefits may be different. For hypothetical returns of 0% and 6%, the illustrations also illustrate when the policies would go into default, at which time additional premium payments would be required to continue the policy in force. The illustrations also assume there is no policy indebtedness, no additional premium payments are made, no cash values are allocated to the fixed account, and there are no changes in the specified amount or death benefit option.


The amounts shown for the cash value, cash surrender value and death benefit as of each policy anniversary reflect the fact that the net investment return on the assets held in the sub-accounts is lower than the gross return. This is due to the deduction of underlying mutual fund investment advisory fees and other expenses, which are equivalent to an annual effective rate of 1.00%. This effective rate is based on the average of the fund expenses, after expense reimbursement, for the preceding year for all underlying mutual fund options available under the policy as of December 31, 2000.

Taking into account the underlying mutual fund expenses, gross annual rates of return of 0%, 6% and 12% correspond to net investment experience at constant annual rates of -1.00%, 5.00% and 11.00%.


The illustrations also reflect the fact that Nationwide makes monthly charges for providing insurance protection, recovering taxes, providing for administrative expenses, and assuming mortality and expense risks. Current values reflect current cost of insurance charges and guaranteed values reflect the maximum cost of insurance charges guaranteed in the policy. The values shown are for policies which are issued as standard. Policies issued on a substandard basis would result in lower cash values and death benefits than those illustrated.

The cash surrender values shown in the illustrations reflect the fact that Nationwide will deduct a surrender charge from the policy's cash value for any policy surrendered in full during the first 20 policy years.

The illustrations also reflect the fact that no charges for federal or state income taxes are currently made against the variable account. If such a charge is made in the future, it will require a higher gross investment return than illustrated in order to produce the net after-tax returns shown in the illustrations.

Upon request, Nationwide will furnish a comparable illustration based on the proposed insured's age, sex, smoking classification, rating classification and premium payment requested.

                             DEATH BENEFIT OPTION 1
                $1,500 ANNUAL PREMIUM: $100,000 SPECIFIED AMOUNT
                            MALE: NON-TOBACCO: AGE 45

                                 CURRENT VALUES

                                  0% HYPOTHETICAL                       6%
HYPOTHETICAL                     12% HYPOTHETICAL
            PREMIUMS          GROSS INVESTMENT RETURN               GROSS
INVESTMENT RETURN              GROSS INVESTMENT RETURN
            PAID PLUS                   CASH
CASH                                 CASH
POLICY      INTEREST       CASH         SURR.       DEATH         CASH
SURR.       DEATH        CASH        SURR.       DEATH
  YEAR        AT 5%        VALUE        VALUE      BENEFIT       VALUE
VALUE      BENEFIT       VALUE       VALUE      BENEFIT
    1         1,575         967          517       100,000       1,040
590       100,000       1,112        662       100,000
    2         3,229        1,911        1,483      100,000       2,117
1,690      100,000       2,332       1,905      100,000
    3         4,965        2,832        2,427      100,000       3,234
2,829      100,000       3,672       3,267      100,000
    4         6,788        3,729        3,347      100,000       4,392
4,010      100,000       5,143       4,761      100,000
    5         8,703        4,602        4,242      100,000       5,593
5,233      100,000       6,761       6,401      100,000
    6        10,713        5,449        5,111      100,000       6,837
6,500      100,000       8,541       8,203      100,000
    7        12,824        6,268        5,953      100,000       8,125
7,810      100,000      10,499       10,184     100,000
    8        15,040        7,058        6,765      100,000       9,457
9,165      100,000      12,654       12,362     100,000
    9        17,367        7,816        7,546      100,000      10,834
10,564     100,000      15,027       14,757     100,000
   10        19,810        8,540        8,293      100,000      12,256
12,008     100,000      17,642       17,395     100,000
   11        22,376        9,220        8,995      100,000      13,715
13,490     100,000      20,517       20,292     100,000
   12        25,069        9,860        9,657      100,000      15,219
15,017     100,000      23,655       23,453     100,000
   13        27,898        10,451       10,271     100,000      16,762
16,582     100,000      27,073       26,893     100,000
   14        30,868        10,989       10,831     100,000      18,343
18,186     100,000      30,800       30,642     100,000
   15        33,986        11,469       11,334     100,000      19,961
19,826     100,000      34,866       34,731     100,000
   16        37,261        11,886       11,773     100,000      21,597
21,485     100,000      39,309       39,196     100,000
   17        40,699        12,232       12,142     100,000      23,245
23,155     100,000      44,168       44,078     100,000
   18        44,309        12,504       12,436     100,000      24,903
24,836     100,000      49,493       49,426     100,000
   19        48,099        12,666       12,621     100,000      26,544
26,499     100,000      55,323       55,278     100,000
   20        52,079        12,764       12,742     100,000      28,211
28,188     100,000      61,750       61,728     100,000
   21        56,258        12,752       12,752     100,000      29,867
29,867     100,000      68,830       68,830     100,000
   22        60,646        12,616       12,616     100,000      31,507
31,507     100,000      76,651       76,651     100,000
   23        65,253        12,343       12,343     100,000      33,124
33,124     100,000      85,315       85,315     100,671
   24        70,091        11,914       11,914     100,000      34,710
34,710     100,000      94,838       94,838     110,960
   25        75,170        11,313       11,313     100,000      36,258
36,258     100,000      105,227     105,227     122,064
   26        80,504        10,522       10,522     100,000      37,761
37,761     100,000      116,562     116,562     134,047
   27        86,104        9,514        9,514      100,000      39,211
39,211     100,000      128,960     128,960     145,725
   28        91,984        8,247        8,247      100,000      40,586
40,586     100,000      142,529     142,529     158,207
   29        98,158        6,600        6,600      100,000      41,817
41,817     100,000      157,382     157,382     171,547
   30        104,641       4,763        4,763      100,000      43,037
43,037     100,000      173,700     173,700     185,859



(1)  NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.
(2) CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND AN ASSET CHARGE AS DESCRIBED IN THE PROSPECTUS.
(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors, including the investment allocations made by an owner, prevailing rates and rates of inflation. The death benefit and cash value for a policy would be different from those shown if the actual rates of return averaged 0%, 6%, and 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by Nationwide or the trust that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                             DEATH BENEFIT OPTION 1
                $1,500 ANNUAL PREMIUM: $100,000 SPECIFIED AMOUNT
                            MALE: NON-TOBACCO: AGE 45

                                GUARANTEED VALUES


                                  0% HYPOTHETICAL                       6%
HYPOTHETICAL                     12% HYPOTHETICAL
            PREMIUMS          GROSS INVESTMENT RETURN               GROSS
INVESTMENT RETURN              GROSS INVESTMENT RETURN
            PAID PLUS                 CASH                                  CASH
                                CASH
POLICY      INTEREST        CASH      SURR.        DEATH         CASH
SURR.       DEATH        CASH        SURR.       DEATH
  YEAR        AT 5%        VALUE      VALUE       BENEFIT       VALUE
VALUE      BENEFIT       VALUE       VALUE      BENEFIT
    1         1,575         907          457       100,000        977
527       100,000       1,048        598       100,000
    2         3,229        1,780        1,353      100,000       1,979
1,551      100,000       2,186       1,759      100,000
    3         4,965        2,620        2,215      100,000       3,003
2,598      100,000       3,422       3,017      100,000
    4         6,788        3,422        3,039      100,000       4,051
3,668      100,000       4,764       4,381      100,000
    5         8,703        4,185        3,825      100,000       5,119
4,759      100,000       6,223       5,863      100,000
    6        10,713        4,906        4,569      100,000       6,207
5,869      100,000       7,808       7,470      100,000
    7        12,824        5,579        5,264      100,000       7,309
6,994      100,000       9,529       9,214      100,000
    8        15,040        6,198        5,906      100,000       8,421
8,128      100,000      11,398       11,105     100,000
    9        17,367        6,758        6,488      100,000       9,537
9,267      100,000      13,425       13,155     100,000
   10        19,810        7,252        7,004      100,000      10,653
10,405     100,000      15,626       15,379     100,000
   11        22,376        7,673        7,448      100,000      11,762
11,537     100,000      18,017       17,792     100,000
   12        25,069        8,017        7,814      100,000      12,860
12,658     100,000      20,618       20,415     100,000
   13        27,898        8,278        8,098      100,000      13,944
13,764     100,000      23,422       23,242     100,000
   14        30,868        8,449        8,292      100,000      15,005
14,848     100,000      26,447       26,290     100,000
   15        33,986        8,519        8,384      100,000      16,034
15,899     100,000      29,714       29,579     100,000
   16        37,261        8,474        8,362      100,000      17,020
16,908     100,000      33,248       33,135     100,000
   17        40,699        8,303        8,213      100,000      17,951
17,861     100,000      37,076       36,986     100,000
   18        44,309        7,983        7,916      100,000      18,808
18,740     100,000      41,231       41,163     100,000
   19        48,099        7,494        7,449      100,000      19,570
19,525     100,000      45,750       45,705     100,000
   20        52,079        6,813        6,791      100,000      20,210
20,188     100,000      50,681       50,659     100,000
   21        56,258        5,917        5,917      100,000      20,707
20,707     100,000      56,086       56,086     100,000
   22        60,646        4,781        4,781      100,000      21,038
21,038     100,000      62,039       62,039     100,000
   23        65,253        3,380        3,380      100,000      21,180
21,180     100,000      68,631       68,631     100,000
   24        70,091        1,678        1,678      100,000      21,103
21,103     100,000      75,972       75,972     100,000
   25        75,170         (*)          (*)         (*)        20,765
20,765     100,000      84,198       84,198     100,000
   26        80,504         (*)          (*)         (*)        20,110
20,110     100,000      93,374       93,374     107,381
   27        86,104         (*)          (*)         (*)        19,066
19,066     100,000      103,404     103,404     116,846
   28        91,984         (*)          (*)         (*)        17,529
17,529     100,000      114,370     114,370     126,950
   29        98,158         (*)          (*)         (*)        15,374
15,374     100,000      126,379     126,379     137,753
   30        104,641        (*)          (*)         (*)        12,459
12,459     100,000      139,563     139,563     149,333



(1)  NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.
(2) GUARANTEED VALUES REFLECT GUARANTEED COST OF INSURANCE CHARGES AND AN ASSET CHARGE AS DESCRIBED IN THE PROSPECTUS.
(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

(*)  UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.

The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors, including the investment allocations made by an owner, prevailing rates and rates of inflation. The death benefit and cash value for a policy would be different from those shown if the actual rates of return averaged 0%, 6%, and 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by Nationwide or the trust that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                             DEATH BENEFIT OPTION 2
                $1,500 ANNUAL PREMIUM: $100,000 SPECIFIED AMOUNT
                            MALE: NON-TOBACCO: AGE 45

                                 CURRENT VALUES


                                  0% HYPOTHETICAL                       6%
HYPOTHETICAL                     12% HYPOTHETICAL
            PREMIUMS          GROSS INVESTMENT RETURN               GROSS
INVESTMENT RETURN              GROSS INVESTMENT RETURN
            PAID PLUS                  CASH                                 CASH
                                CASH
POLICY      INTEREST       CASH        SURR.       DEATH         CASH
SURR.       DEATH         CASH      SURR.       DEATH
 YEAR        AT 5%        VALUE        VALUE      BENEFIT       VALUE
VALUE      BENEFIT       VALUE      VALUE      BENEFIT
    1         1,575         963          513       100,963       1,036
586       101,036       1,108        658       101,108
    2         3,229        1,901        1,473      101,901       2,106
1,678      102,106       2,320       1,893      102,320
    3         4,965        2,812        2,407      102,812       3,211
2,806      103,211       3,646       3,241      103,646
    4         6,788        3,696        3,313      103,696       4,353
3,970      104,353       5,096       4,713      105,096
    5         8,703        4,552        4,192      104,552       5,531
5,171      105,531       6,684       6,324      106,684
    6        10,713        5,377        5,040      105,377       6,744
6,407      106,744       8,421       8,084      108,421
    7        12,824        6,171        5,856      106,171       7,994
7,679      107,994      10,323       10,008     110,323
    8        15,040        6,930        6,638      106,930       9,277
8,985      109,277      12,403       12,111     112,403
    9        17,367        7,652        7,382      107,652      10,594
10,324     110,594      14,679       14,409     114,679
   10        19,810        8,334        8,087      108,334      11,942
11,695     111,942      17,167       16,920     117,167
   11        22,376        8,965        8,740      108,965      13,311
13,086     113,311      19,879       19,654     119,879
   12        25,069        9,548        9,345      109,548      14,705
14,502     114,705      22,818       22,616     122,818
   13        27,898        10,073       9,893      110,073      16,114
15,934     116,114      25,984       25,804     125,984
   14        30,868        10,537       10,379     110,537      17,534
17,377     117,534      29,393       29,235     129,393
   15        33,986        10,931       10,796     110,931      18,959
18,824     118,959      33,060       32,925     133,060
   16        37,261        11,252       11,139     111,252      20,377
20,265     120,377      37,004       36,892     137,004
   17        40,699        11,489       11,399     111,489      21,766
21,676     121,766      41,242       41,152     141,242
   18        44,309        11,639       11,572     111,639      23,120
23,052     123,120      45,795       45,727     145,795
   19        48,099        11,662       11,617     111,662      24,394
24,349     124,394      50,650       50,605     150,650
   20        52,079        11,610       11,588     111,610      25,639
25,617     125,639      55,893       55,871     155,893
   21        56,258        11,432       11,432     111,432      26,800
26,800     126,800      61,503       61,503     161,503
   22        60,646        11,113       11,113     111,113      27,859
27,859     127,859      67,500       67,500     167,500
   23        65,253        10,641       10,641     110,641      28,795
28,795     128,795      73,905       73,905     173,905
   24        70,091        9,999        9,999      109,999      29,587
29,587     129,587      80,739       80,739     180,739
   25        75,170        9,171        9,171      109,171      30,211
30,211     130,211      88,024       88,024     188,024
   26        80,504        8,145        8,145      108,145      30,646
30,646     130,646      95,787       95,787     195,787
   27        86,104        6,899        6,899      106,899      30,862
30,862     130,862      104,052     104,052     204,052
   28        91,984        5,397        5,397      105,397      30,810
30,810     130,810      112,823     112,823     212,823
   29        98,158        3,524        3,524      103,524      30,359
30,359     130,359      122,026     122,026     222,026
   30        104,641       1,506        1,506      101,506      29,725
29,725     129,725      131,938     131,938     231,938



(1)  NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.
(2) CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND AN ASSET CHARGE AS DESCRIBED IN THE PROSPECTUS.
(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.


The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors, including the investment allocations made by an owner, prevailing rates and rates of inflation. The death benefit and cash value for a policy would be different from those shown if the actual rates of return averaged 0%, 6%, and 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by Nationwide or the trust that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                             DEATH BENEFIT OPTION 2
                $1,500 ANNUAL PREMIUM: $100,000 SPECIFIED AMOUNT
                            MALE: NON-TOBACCO: AGE 45

                                GUARANTEED VALUES

                                  0% HYPOTHETICAL                       6%
HYPOTHETICAL                     12% HYPOTHETICAL
            PREMIUMS          GROSS INVESTMENT RETURN               GROSS
INVESTMENT RETURN              GROSS INVESTMENT RETURN
            PAID PLUS                 CASH                                 CASH
                               CASH
POLICY      INTEREST        CASH      SURR.       DEATH         CASH       SURR.
      DEATH        CASH        SURR.       DEATH
  YEAR        AT 5%        VALUE      VALUE      BENEFIT       VALUE       VALUE
     BENEFIT       VALUE       VALUE      BENEFIT
    1         1,575         903          453       100,903        973
523       100,973       1,044        594       101,044
    2         3,229        1,769        1,341      101,769       1,966
1,538      101,966       2,172       1,744      102,172
    3         4,965        2,596        2,191      102,596       2,976
2,571      102,976       3,390       2,985      103,390
    4         6,788        3,382        3,000      103,382       4,003
3,620      104,003       4,707       4,324      104,707
    5         8,703        4,124        3,764      104,124       5,043
4,683      105,043       6,128       5,768      106,128
    6        10,713        4,819        4,481      104,819       6,093
5,755      106,093       7,661       7,323      107,661
    7        12,824        5,459        5,144      105,459       7,146
6,831      107,146       9,311       8,996      109,311
    8        15,040        6,039        5,746      106,039       8,195
7,903      108,195      11,083       10,790     111,083
    9        17,367        6,551        6,281      106,551       9,233
8,963      109,233      12,982       12,712     112,982
   10        19,810        6,989        6,741      106,989      10,250
10,003     110,250      15,014       14,767     115,014
   11        22,376        7,345        7,120      107,345      11,239
11,014     111,239      17,186       16,961     117,186
   12        25,069        7,614        7,412      107,614      12,189
11,986     112,189      19,504       19,302     119,504
   13        27,898        7,791        7,611      107,791      13,094
12,914     113,094      21,964       21,784     121,964
   14        30,868        7,867        7,709      107,867      13,941
13,784     113,941      24,553       24,396     124,553
   15        33,986        7,830        7,695      107,830      14,715
14,580     114,715      27,273       27,138     127,273
   16        37,261        7,669        7,557      107,669      15,399
15,286     115,399      30,121       30,009     130,121
   17        40,699        7,370        7,280      107,370      15,973
15,883     115,973      33,095       33,005     133,095
   18        44,309        6,914        6,847      106,914      16,409
16,342     116,409      36,184       36,116     136,184
   19        48,099        6,281        6,236      106,281      16,680
16,635     116,680      39,376       39,331     139,376
   20        52,079        5,451        5,429      105,451      16,755
16,732     116,755      42,659       42,637     142,659
   21        56,258        4,408        4,408      104,408      16,604
16,604     116,604      46,022       46,022     146,022
   22        60,646        3,134        3,134      103,134      16,198
16,198     116,198      49,452       49,452     149,452
   23        65,253        1,614        1,614      101,614      15,504
15,504     115,504      52,937       52,937     152,937
   24        70,091         (*)          (*)         (*)        14,485
14,485     114,485      56,458       56,458     156,458
   25        75,170         (*)          (*)         (*)        13,092
13,092     113,092      59,983       59,983     159,983
   26        80,504         (*)          (*)         (*)        11,263
11,263     111,263      63,471       63,471     163,471
   27        86,104         (*)          (*)         (*)         8,923
8,923      108,923      66,861       66,861     166,861
   28        91,984         (*)          (*)         (*)         5,980
5,980      105,980      70,077       70,077     170,077
   29        98,158         (*)          (*)         (*)         2,337
2,337      102,337      73,033       73,033     173,033
   30        104,641        (*)          (*)         (*)          (*)
(*)         (*)        75,645       75,645     175,645



(1)  NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.
(2) GUARANTEED VALUES REFLECT GUARANTEED COST OF INSURANCE CHARGES AND AN ASSET CHARGE AS DESCRIBED IN THE PROSPECTUS.
(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

(*)  UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.

The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors, including the investment allocations made by an owner, prevailing rates and rates of inflation. The death benefit and cash value for a policy would be different from those shown if the actual rates of return averaged 0%, 6%, and 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by Nationwide or the trust that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                             DEATH BENEFIT OPTION 1
                $2,500 ANNUAL PREMIUM: $100,000 SPECIFIED AMOUNT
                            MALE: NON-TOBACCO: AGE 55

                                 CURRENT VALUES


                                  0% HYPOTHETICAL                       6%
HYPOTHETICAL                     12% HYPOTHETICAL
            PREMIUMS          GROSS INVESTMENT RETURN               GROSS
INVESTMENT RETURN              GROSS INVESTMENT RETURN
            PAID PLUS                 CASH                                  CASH
                                CASH
POLICY      INTEREST       CASH       SURR.       DEATH         CASH
SURR.       DEATH        CASH        SURR.       DEATH
  YEAR        AT 5%        VALUE      VALUE      BENEFIT        VALUE
VALUE      BENEFIT       VALUE       VALUE      BENEFIT
    1         2,625        1,714         964       100,000       1,839
1,089      100,000       1,964       1,214      100,000
    2         5,381        3,381        2,669      100,000       3,738
3,026      100,000       4,111       3,398      100,000
    3         8,275        4,992        4,317      100,000       5,693
5,018      100,000       6,454       5,779      100,000
    4        11,314        6,544        5,906      100,000       7,702
7,065      100,000       9,013       8,376      100,000
    5        14,505        8,032        7,432      100,000       9,767
9,167      100,000      11,811       11,211     100,000
    6        17,855        9,453        8,891      100,000      11,886
11,323     100,000      14,872       14,309     100,000
    7        21,373        10,801       10,276     100,000      14,057
13,532     100,000      18,225       17,700     100,000
    8        25,066        12,073       11,585     100,000      16,282
15,795     100,000      21,890       21,403     100,000
    9        28,945        13,236       12,786     100,000      18,535
18,085     100,000      25,846       25,396     100,000
   10        33,017        14,337       13,925     100,000      20,854
20,442     100,000      30,174       29,761     100,000
   11        37,293        15,333       14,958     100,000      23,188
22,813     100,000      34,882       34,507     100,000
   12        41,782        16,214       15,876     100,000      25,531
25,193     100,000      40,017       39,680     100,000
   13        46,497        16,969       16,669     100,000      27,879
27,579     100,000      45,633       45,333     100,000
   14        51,446        17,586       17,323     100,000      30,228
29,966     100,000      51,793       51,530     100,000
   15        56,644        18,051       17,826     100,000      32,575
32,350     100,000      58,575       58,350     100,000
   16        62,101        18,352       18,164     100,000      34,918
34,730     100,000      66,074       65,886     100,000
   17        67,831        18,469       18,319     100,000      37,252
37,102     100,000      74,402       74,252     100,000
   18        73,848        18,371       18,258     100,000      39,564
39,452     100,000      83,693       83,581     100,000
   19        80,165        17,956       17,881     100,000      41,794
41,719     100,000      94,101       94,026     102,570
   20        86,798        17,399       17,362     100,000      44,084
44,046     100,000      105,611     105,573     113,003
   21        93,763        16,574       16,574     100,000      46,364
46,364     100,000      118,252     118,252     124,164
   22        101,076       15,397       15,397     100,000      48,603
48,603     100,000      132,053     132,053     138,655
   23        108,755       13,804       13,804     100,000      50,791
50,791     100,000      147,112     147,112     154,468
   24        116,818       11,723       11,723     100,000      52,918
52,918     100,000      163,537     163,537     171,714
   25        125,284       9,077        9,077      100,000      54,982
54,982     100,000      181,441     181,441     190,513
   26        134,173       5,760        5,760      100,000      56,976
56,976     100,000      200,947     200,947     210,994
   27        143,506       1,638        1,638      100,000      58,893
58,893     100,000      222,183     222,183     233,292
   28        153,307        (*)          (*)         (*)        60,730
60,730     100,000      245,290     245,290     257,554
   29        163,597        (*)          (*)         (*)        62,480
62,480     100,000      270,412     270,412     283,932
   30        174,402        (*)          (*)         (*)        64,126
64,126     100,000      297,700     297,700     312,585



(1)  NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.
(2) CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND AN ASSET CHARGE AS DESCRIBED IN THE PROSPECTUS.
(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

(*)  UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.

The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors, including the investment allocations made by an owner, prevailing rates and rates of inflation. The death benefit and cash value for a policy would be different from those shown if the actual rates of return averaged 0%, 6%, and 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by Nationwide or the trust that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                             DEATH BENEFIT OPTION 1
                $2,500 ANNUAL PREMIUM: $100,000 SPECIFIED AMOUNT
                            MALE: NON-TOBACCO: AGE 55

                                GUARANTEED VALUES


                                  0% HYPOTHETICAL                       6%
HYPOTHETICAL                     12% HYPOTHETICAL
            PREMIUMS          GROSS INVESTMENT RETURN               GROSS
INVESTMENT RETURN              GROSS INVESTMENT RETURN
            PAID PLUS                 CASH                                 CASH
                               CASH
 POLICY     INTEREST       CASH       SURR.       DEATH         CASH       SURR.
      DEATH         CASH       SURR.       DEATH
  YEAR        AT 5%        VALUE      VALUE      BENEFIT        VALUE      VALUE
     BENEFIT        VALUE      VALUE      BENEFIT
    1         2,625        1,432         682       100,000       1,548
798       100,000       1,664        914       100,000
    2         5,381        2,780        2,068      100,000       3,101
2,389      100,000       3,437       2,725      100,000
    3         8,275        4,042        3,367      100,000       4,659
3,984      100,000       5,332       4,657      100,000
    4        11,314        5,209        4,572      100,000       6,214
5,576      100,000       7,357       6,719      100,000
    5        14,505        6,274        5,674      100,000       7,758
7,158      100,000       9,518       8,918      100,000
    6        17,855        7,225        6,663      100,000       9,281
8,718      100,000      11,827       11,265     100,000
    7        21,373        8,052        7,527      100,000      10,773
10,248     100,000      14,294       13,769     100,000
    8        25,066        8,738        8,250      100,000      12,217
11,729     100,000      16,928       16,440     100,000
    9        28,945        9,263        8,813      100,000      13,595
13,145     100,000      19,739       19,289     100,000
   10        33,017        9,611        9,198      100,000      14,889
14,477     100,000      22,716       22,304     100,000
   11        37,293        9,762        9,387      100,000      16,083
15,708     100,000      25,868       25,493     100,000
   12        41,782        9,700        9,362      100,000      17,159
16,821     100,000      29,216       28,879     100,000
   13        46,497        9,403        9,103      100,000      18,096
17,796     100,000      32,790       32,490     100,000
   14        51,446        8,845        8,582      100,000      18,871
18,608     100,000      36,621       36,359     100,000
   15        56,644        7,989        7,764      100,000      19,443
19,218     100,000      40,746       40,521     100,000
   16        62,101        6,783        6,596      100,000      19,764
19,576     100,000      45,205       45,018     100,000
   17        67,831        5,161        5,011      100,000      19,774
19,624     100,000      50,051       49,901     100,000
   18        73,848        3,034        2,921      100,000      19,395
19,282     100,000      55,348       55,235     100,000
   19        80,165         297          222       100,000      18,532
18,457     100,000      61,187       61,112     100,000
   20        86,798         (*)          (*)         (*)        17,078
17,040     100,000      67,700       67,662     100,000
   21        93,763         (*)          (*)         (*)        14,907
14,907     100,000      75,063       75,063     100,000
   22        101,076        (*)          (*)         (*)        11,867
11,867     100,000      83,514       83,514     100,000
   23        108,755        (*)          (*)         (*)         7,772
7,772      100,000      93,362       93,362     100,000
   24        116,818        (*)          (*)         (*)         2,378
2,378      100,000      104,594     104,594     109,824
   25        125,284        (*)          (*)         (*)           0
          0         116,802     116,802     122,642
   26        134,173        (*)          (*)         (*)          (*)
(*)         (*)        130,056     130,056     136,559
   27        143,506        (*)          (*)         (*)          (*)
(*)         (*)        144,431     144,431     151,653
   28        153,307        (*)          (*)         (*)          (*)
(*)         (*)        159,999     159,999     167,999
   29        163,597        (*)          (*)         (*)          (*)
(*)         (*)        176,834     176,834     185,676
   30        174,402        (*)          (*)         (*)          (*)
(*)         (*)        195,014     195,014     204,765



(1)  NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.
(2) GUARANTEED VALUES REFLECT GUARANTEED COST OF INSURANCE CHARGES AND AN ASSET CHARGE AS DESCRIBED IN THE PROSPECTUS.
(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

(*)  UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.

The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors, including the investment allocations made by an owner, prevailing rates and rates of inflation. The death benefit and cash value for a policy would be different from those shown if the actual rates of return averaged 0%, 6%, and 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by Nationwide or the trust that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                             DEATH BENEFIT OPTION 2
                $2,500 ANNUAL PREMIUM: $100,000 SPECIFIED AMOUNT
                            MALE: NON-TOBACCO: AGE 55

                                 CURRENT VALUES


                                  0% HYPOTHETICAL                       6%
HYPOTHETICAL                     12% HYPOTHETICAL
            PREMIUMS          GROSS INVESTMENT RETURN               GROSS
INVESTMENT RETURN              GROSS INVESTMENT RETURN
            PAID PLUS                CASH                                   CASH
                                CASH
POLICY      INTEREST       CASH      SURR.         DEATH         CASH
SURR.       DEATH        CASH        SURR.       DEATH
  YEAR        AT 5%        VALUE     VALUE        BENEFIT       VALUE
VALUE      BENEFIT       VALUE       VALUE      BENEFIT
    1         2,625        1,703         953       101,703       1,827
1,077      101,827       1,951       1,201      101,951
    2         5,381        3,348        2,636      103,348       3,701
2,989      103,701       4,070       3,358      104,070
    3         8,275        4,925        4,250      104,925       5,616
4,941      105,616       6,366       5,691      106,366
    4        11,314        6,429        5,792      106,429       7,566
6,928      107,566       8,850       8,213      108,850
    5        14,505        7,855        7,255      107,855       9,546
8,946      109,546      11,538       10,938     111,538
    6        17,855        9,196        8,633      109,196      11,552
10,989     111,552      14,443       13,880     114,443
    7        21,373        10,444       9,919      110,444      13,575
13,050     113,575      17,579       17,054     117,579
    8        25,066        11,594       11,107     111,594      15,610
15,122     115,610      20,962       20,475     120,962
    9        28,945        12,607       12,157     112,607      17,616
17,166     117,616      24,536       24,086     124,536
   10        33,017        13,537       13,124     113,537      19,645
19,232     119,645      28,374       27,962     128,374
   11        37,293        14,329       13,954     114,329      21,620
21,245     121,620      32,444       32,069     132,444
   12        41,782        14,972       14,635     114,972      23,524
23,187     123,524      36,755       36,417     136,755
   13        46,497        15,452       15,152     115,452      25,337
25,037     125,337      41,312       41,012     141,312
   14        51,446        15,752       15,490     115,752      27,038
26,775     127,038      46,120       45,858     146,120
   15        56,644        15,858       15,633     115,858      28,605
28,380     128,605      51,186       50,961     151,186
   16        62,101        15,755       15,567     115,755      30,017
29,829     130,017      56,518       56,331     156,518
   17        67,831        15,424       15,274     115,424      31,247
31,097     131,247      62,119       61,969     162,119
   18        73,848        14,828       14,715     114,828      32,246
32,133     132,246      67,971       67,858     167,971
   19        80,165        13,851       13,776     113,851      32,886
32,811     132,886      73,975       73,900     173,975
   20        86,798        12,721       12,684     112,721      33,382
33,344     133,382      80,381       80,344     180,381
   21        93,763        11,292       11,292     111,292      33,578
33,578     133,578      87,073       87,073     187,073
   22        101,076       9,485        9,485      109,485      33,378
33,378     133,378      93,990       93,990     193,990
   23        108,755       7,249        7,249      107,249      32,713
32,713     132,713      101,097     101,097     201,097
   24        116,818       4,541        4,541      104,541      31,516
31,516     131,516      108,362     108,362     208,362
   25        125,284       1,325        1,325      101,325      29,725
29,725     129,725      115,757     115,757     215,757
   26        134,173        (*)          (*)         (*)        27,262
27,262     127,262      123,234     123,234     223,234
   27        143,506        (*)          (*)         (*)        24,040
24,040     124,040      130,740     130,740     230,740
   28        153,307        (*)          (*)         (*)        19,986
19,986     119,986      138,230     138,230     238,230
   29        163,597        (*)          (*)         (*)        14,977
14,977     114,977      145,628     145,628     245,628
   30        174,402        (*)          (*)         (*)         8,851
8,851      108,851      152,836     152,836     252,836



(1)  NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.
(2) CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND AN ASSET CHARGE AS DESCRIBED IN THE PROSPECTUS.
(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

(*)  UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.

The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors, including the investment allocations made by an owner, prevailing rates and rates of inflation. The death benefit and cash value for a policy would be different from those shown if the actual rates of return averaged 0%, 6%, and 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by Nationwide or the trust that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                             DEATH BENEFIT OPTION 2
                $2,500 ANNUAL PREMIUM: $100,000 SPECIFIED AMOUNT
                            MALE: NON-TOBACCO: AGE 55

                                GUARANTEED VALUES


                                  0% HYPOTHETICAL                       6%
HYPOTHETICAL                     12% HYPOTHETICAL
            PREMIUMS          GROSS INVESTMENT RETURN               GROSS
INVESTMENT RETURN              GROSS INVESTMENT RETURN
            PAID PLUS                 CASH                                 CASH
                               CASH
POLICY      INTEREST       CASH       SURR.       DEATH         CASH       SURR.
      DEATH        CASH        SURR.       DEATH
 YEAR         AT 5%        VALUE      VALUE      BENEFIT       VALUE       VALUE
     BENEFIT       VALUE       VALUE      BENEFIT
    1         2,625        1,416         666       101,416       1,530
780       101,530       1,645        895       101,645
    2         5,381        2,733        2,021      102,733       3,049
2,337      103,049       3,380       2,668      103,380
    3         8,275        3,949        3,274      103,949       4,552
3,877      104,552       5,209       4,534      105,209
    4        11,314        5,053        4,415      105,053       6,025
5,388      106,025       7,131       6,494      107,131
    5        14,505        6,034        5,434      106,034       7,457
6,857      107,457       9,144       8,544      109,144
    6        17,855        6,881        6,318      106,881       8,831
8,268      108,831      11,244       10,681     111,244
    7        21,373        7,580        7,055      107,580      10,129
9,604      110,129      13,424       12,899     113,424
    8        25,066        8,112        7,624      108,112      11,326
10,839     111,326      15,671       15,184     115,671
    9        28,945        8,457        8,007      108,457      12,395
11,945     112,395      17,969       17,519     117,969
   10        33,017        8,596        8,183      108,596      13,307
12,894     113,307      20,299       19,886     120,299
   11        37,293        8,511        8,136      108,511      14,035
13,660     114,035      22,617       22,242     122,617
   12        41,782        8,187        7,849      108,187      14,551
14,213     114,551      24,901       24,564     124,901
   13        46,497        7,606        7,306      107,606      14,825
14,525     114,825      27,131       26,831     127,131
   14        51,446        6,750        6,488      106,750      14,822
14,559     114,822      29,276       29,014     129,276
   15        56,644        5,589        5,364      105,589      14,495
14,270     114,495      31,295       31,070     131,295
   16        62,101        4,084        3,896      104,084      13,785
13,597     113,785      33,131       32,944     133,131
   17        67,831        2,186        2,036      102,186      12,619
12,469     112,619      34,712       34,562     134,712
   18        73,848         (*)          (*)         (*)        10,909
10,796     110,909      35,946       35,833     135,946
   19        80,165         (*)          (*)         (*)         8,560
8,485      108,560      36,729       36,654     136,729
   20        86,798         (*)          (*)         (*)         5,483
5,445      105,483      36,961       36,923     136,961
   21        93,763         (*)          (*)         (*)         1,595
1,595      101,595      36,541       36,541     136,541
   22        101,076        (*)          (*)         (*)          (*)
(*)         (*)        35,364       35,364     135,364
   23        108,755        (*)          (*)         (*)          (*)
(*)         (*)        33,321       33,321     133,321
   24        116,818        (*)          (*)         (*)          (*)
(*)         (*)        30,286       30,286     130,286
   25        125,284        (*)          (*)         (*)          (*)
(*)         (*)        26,096       26,096     126,096
   26        134,173        (*)          (*)         (*)          (*)
(*)         (*)        20,542       20,542     120,542
   27        143,506        (*)          (*)         (*)          (*)
(*)         (*)        13,343       13,343     113,343
   28        153,307        (*)          (*)         (*)          (*)
(*)         (*)         4,120       4,120      104,120
   29        163,597        (*)          (*)         (*)          (*)
(*)         (*)          (*)         (*)         (*)
   30        174,402        (*)          (*)         (*)          (*)
(*)         (*)          (*)         (*)         (*)



(1)  NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.
(2) GUARANTEED VALUES REFLECT GUARANTEED COST OF INSURANCE CHARGES AND AN ASSET CHARGE AS DESCRIBED IN THE PROSPECTUS.
(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

(*)  UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.

The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors, including the investment allocations made by an owner, prevailing rates and rates of inflation. The death benefit and cash value for a policy would be different from those shown if the actual rates of return averaged 0%, 6%, and 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by Nationwide or the trust that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

APPENDIX C:  PERFORMANCE SUMMARY INFORMATION

The following performance tables display historical investments results of the underlying mutual fund sub-accounts. This information may be useful in helping potential investors in deciding which underlying mutual fund sub-accounts to choose and in assessing the competence of the underlying mutual funds' investment advisers. The performance figures shown be considered in light of the investment objectives and policies, characteristics and quality of the underlying portfolios of the underlying mutual funds, and the market conditions during the periods of time quoted. The performance figures should not be considered as estimates or predictions of future performance. Investment return and the principal value of the underlying mutual fund sub-accounts are not guaranteed and will fluctuate so that a policy owner's units, when redeemed, may be worth more or less than their original cost.


                                   CASH VALUES

                                 1 YEAR TO      2 YEARS TO      3 YEARS TO
 5 YEARS TO       10 YEARS TO    INCEPTION TO
                                 12/31/00        12/31/00        12/31/00
  12/31/00         12/31/00        12/31/00
                     FUND             CASH             CASH              CASH
         CASH             CASH              CASH
     UNDERLYING     INCEPTION ACCUM.  SURR.   ACCUM.   SURR.   ACCUM.    SURR.
ACCUM.   SURR.   ACCUM.   SURR.    ACCUM.   SURR.
 INVESTMENT OPTIONS DATE**    VALUE   VALUE   VALUE    VALUE   VALUE     VALUE
VALUE    VALUE   VALUE    VALUE    VALUE    VALUE
W&R TARGET FUNDS,  05/01/95  $10,488  $7,488  $23,148 $20,298  $36,927  $34,227
$68,360  $65,960    NA       NA    $82,116  $79,866
INC.
- ASSET STRATEGY
PORTFOLIO

W&R TARGET FUNDS,  05/03/94  $9,040   $6,040  $18,922 $16,072  $29,532  $26,832
$55,566  $53,166    NA       NA    $86,290  $84,190
INC.
- BALANCED
PORTFOLIO

W&R TARGET FUNDS,  07/13/87  $9,269   $6,269  $18,269 $15,419  $27,870  $25,170
$48,634  $46,234 $114,694 $113,044 $184,285 $200,785
INC.
- BOND PORTFOLIO

W&R TARGET FUNDS,  07/16/91  $9,291   $6,291  $19,605 $16,755  $32,075  $29,375
$65,921  $63,521    NA       NA    $188,826 $199,326
INC.
- CORE EQUITY
PORTFOLIO

W&R TARGET FUNDS,  07/13/87  $8,621   $5,621  $20,156 $17,306  $34,641  $31,941
$71,180  $68,780 $238,963 $237,313 $431,716 $448,216
INC.
- GROWTH
PORTFOLIO

W&R TARGET FUNDS,  07/13/87  $7,516   $4,516  $15,362 $12,512  $23,270  $20,570
$42,057  $39,657 $111,643 $109,993 $173,592 $190,092
INC.
- HIGH INCOME
PORTFOLIO

W&R TARGET FUNDS,  05/03/94  $6,274   $3,274  $16,968 $14,118  $31,368  $28,668
$66,027  $63,627    NA       NA    $100,402 $98,302
INC.
- INTERNATIONAL
PORTFOLIO

W&R TARGET FUNDS,  05/03/94  $9,164   $6,164  $18,395 $15,545  $28,138  $25,438
$48,744  $46,344    NA       NA    $72,122  $70,022
INC.
- LIMITED-
TERM BOND
PORTFOLIO

W&R TARGET FUNDS,  07/13/87  $8,919   $5,919  $18,183 $15,333  $27,771  $25,071
$47,903  $45,503 $102,542 $100,892 $153,444 $169,944
INC.
- MONEY MARKET
PORTFOLIO

W&R TARGET FUNDS,  05/03/94  $6,499   $3,499  $25,327 $22,477  $51,943  $49,243
  NA      NA       NA       NA    $75,495  $72,945
INC.
- SCIENCE &
TECHNOLOGY
PORTFOLIO

W&R TARGET FUNDS,  04/04/97  $7,334   $4,334  $18,595 $15,745  $30,901  $28,201
$64,099  $61,699    NA       NA    $108,913 $106,813
INC.
- SMALL CAP
PORTFOLIO



The W&R Target Funds, Inc. - Value Portfolio was added to the variable account effective May 1, 2001. Therefore, no cash value performance information is available.


**The underlying mutual fund Inception Date is the date the underlying mutual fund first became effective, which is not necessarily the same date the underlying mutual fund was first made available through the variable account. For those underlying mutual funds which have not been offered as sub-accounts through the variable account for one of the quoted periods, the total return figures will show the investment performance that the underlying mutual funds would have achieved (reduced by the current asset charge and fund investment advisory fees and expenses) had they been offered as sub-accounts through the variable account for the period quoted. Certain underlying mutual funds are not as old as some of the periods quoted, therefore, total return figures may not be available for all of the periods shown.

The preceding table displays three types of total return. Simply stated, total return shows the percent change in unit values, with dividends and capital gains reinvested, after the deduction of the current asset charge (and the deduction of applicable investment advisory fees and other expenses of the underlying mutual funds). The total return figures shown in the Annual Percentage Change and Annualized Percentage Change columns represent annualized figures, i.e., they show the rate of growth that would have produced the corresponding cumulative return had performance been constant over the entire period quoted. The Non-Annualized Percentage Change total return figures are not annual return figures but instead represent the total percentage change in unit value over the stated periods without annualization. THE TOTAL RETURN FIGURES DO NOT TAKE INTO ACCOUNT THE SEVERAL OTHER POLICY CHARGES WHICH ARE DESCRIBED IN THE "POLICY CHARGES" SECTION. THESE OTHER CHARGES INCLUDE COST OF INSURANCE CHARGES AND SURRENDER CHARGES.



TOTAL RETURN


                                                          ANNUAL PERCENTAGE
CHANGE            NON ANNUALIZED PERCENTAGE CHANGE
                                     FUND       UNIT
    1 MO.    1 YR.     2 YRS.     3 YRS.    5 YRS.
                                   INCEPTION   VALUES    1998     1999     2000
     TO       TO        TO         TO        TO
UNDERLYING INVESTMENT OPTIONS        DATE**   12/31/00
  12/31/00  12/31/00  12/31/00  12/31/00  12/31/00
--------------------------------------------------------------------------------
---------------------------------------------------
W&R TARGET FUNDS, INC. -          05/01/95     10.39     9.95%   22.96%   22.53%
  4.30%    22.53%    50.67%     65.66%     100.28%
ASSET STRATEGY PORTFOLIO



W&R TARGET FUNDS, INC. -          05/03/94     10.25     8.67%   10.14%    7.14%
  2.57%     7.14%    18.00%     28.23%      68.94%
BALANCED PORTFOLIO



W&R TARGET FUNDS, INC. -          07/13/87     10.24     7.35%   -1.43%    9.83%
  2.17%     9.83%     8.26%     16.21%      31.90%
BOND PORTFOLIO



W&R TARGET FUNDS, INC. -          07/16/91     10.23    21.14%   12.52%    9.28%
  3.17%     9.28%    22.97%     48.96%     125.04%
CORE EQUITY PORTFOLIO



W&R TARGET FUNDS, INC. -          07/13/87     10.13    27.31%   34.35%    1.41%
  2.40%     1.41%    36.25%     73.47%     136.80%
GROWTH PORTFOLIO



W&R TARGET FUNDS, INC. -          07/13/87     10.08     1.95%    4.22%   -9.73%
  0.85%    -9.73%    -5.92%     -4.08%      23.01%
HIGH INCOME PORTFOLIO



W&R TARGET FUNDS, INC. -          05/03/94     10.16    33.89%   65.58%
-23.66%  2.68%   -23.66%    26.41%     69.25%     127.36%
INTERNATIONAL PORTFOLIO



W&R TARGET FUNDS, INC. -          05/03/94     10.15     6.66%    1.74%    8.73%
  1.53%     8.73%    10.62%     18.00%      30.86%
LIMITED-TERM BOND

PORTFOLIO



W&R TARGET FUNDS, INC. -          07/13/87     10.05     5.03%    4.59%    5.86%
  0.51%     5.86%    10.71%     16.29%      28.39%
MONEY MARKET PORTFOLIO



W&R TARGET FUNDS, INC. -          05/03/94      9.71    46.05%  174.66%  -21.15%
 -1.82%   -21.15%   116.58%    216.31%        NA
SCIENCE & TECHNOLOGY

PORTFOLIO



W&R TARGET FUNDS, INC. -          04/04/97     10.09    10.87%   52.23%  -12.35%
  2.47%   -12.35%    33.43%     47.93%     111.13%
SMALL CAP PORTFOLIO





                                                                       TOTAL
RETURN

                                   NON ANNUALIZED PERCENTAGE CHANGE
 ANNUALIZED PERCENTAGE CHANGE
                                              INCEPTION
 3 YRS.     5 TRS.    INCEPTION
                                                  TO
   TO         TO         TO
UNDERLYING INVESTMENT OPTIONS                  12/31/00
12/31/00   12/31/00   12/31/00
--------------------------------------------------------------------------------
-----------------------------------
W&R TARGET FUNDS, INC. -                        103.88%
18.32%      14.90%     13.40%
ASSET STRATEGY PORTFOLIO



W&R TARGET FUNDS, INC. -                        108.88%
 8.64%      11.06%     11.70%
BALANCED PORTFOLIO



W&R TARGET FUNDS, INC. -                        179.81%
 5.14%       5.69%      7.94%
BOND PORTFOLIO



W&R TARGET FUNDS, INC. -                        320.57%
14.21%      17.61%     16.40%
CORE EQUITY PORTFOLIO



W&R TARGET FUNDS, INC. -                        735.88%
20.15%      18.82%     17.08%
GROWTH PORTFOLIO



W&R TARGET FUNDS, INC. -                        159.57%
-1.38%       4.23%      7.34%
HIGH INCOME PORTFOLIO



W&R TARGET FUNDS, INC. -                        144.54%
19.17%      17.85%     14.37%
INTERNATIONAL PORTFOLIO



W&R TARGET FUNDS, INC. -                         49.93%
 5.67%       5.53%      6.27%
LIMITED-TERM BOND

PORTFOLIO



W&R TARGET FUNDS, INC. -                        103.87%
 5.16%       5.13%      5.43%
MONEY MARKET PORTFOLIO



W&R TARGET FUNDS, INC. -                        267.66%
46.79%        NA       41.66%
SCIENCE & TECHNOLOGY

PORTFOLIO



W&R TARGET FUNDS, INC. -                        237.79%
13.94%      16.12%     20.06%
SMALL CAP PORTFOLIO




The W&R Target Funds, Inc. - Value Portfolio was added to the variable account effective May 1, 2001. Therefore, no total return performance information is available.


**The underlying mutual fund Inception Date is the date the underlying mutual fund first became effective, which is not necessarily the same date the underlying mutual fund was first made available through the variable account. For those underlying mutual funds which have not been offered as sub-accounts through the variable account for one of the quoted periods, the total return figures will show the investment performance that the underlying mutual funds would have achieved (reduced by the current asset charge and fund investment advisory fees and expenses) had they been offered as sub-accounts through the variable account for the period quoted. Certain underlying mutual funds are not as old as some of the periods quoted, therefore, total return figures may not be available for all of the periods shown.

The preceding table displays three types of total return. Simply stated, total return shows the percent change in unit values, with dividends and capital gains reinvested, after the deduction of the current asset charge (and the deduction of applicable investment advisory fees and other expenses of the underlying mutual funds). The total return figures shown in the Annual Percentage Change and Annualized Percentage Change columns represent annualized figures, i.e., they show the rate of growth that would have produced the corresponding cumulative return had performance been constant over the entire period quoted. The Non-Annualized Percentage Change total return figures are not annual return figures but instead represent the total percentage change in unit value over the stated periods without annualization. THE TOTAL RETURN FIGURES DO NOT TAKE INTO ACCOUNT THE SEVERAL OTHER POLICY CHARGES WHICH ARE DESCRIBED IN THE "POLICY CHARGES" SECTION. THESE OTHER CHARGES INCLUDE COST OF INSURANCE CHARGES AND SURRENDER CHARGES.

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors
Nationwide Life Insurance Company:

We have audited the accompanying consolidated balance sheets of Nationwide Life Insurance Company and subsidiaries (collectively the Company), a wholly owned subsidiary of Nationwide Financial Services, Inc., as of December 31, 2000 and 1999, and the related consolidated statements of income, shareholder's equity and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nationwide Life Insurance Company and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.




KPMG LLP


January 26, 2001

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

                           Consolidated Balance Sheets

                     (in millions, except per share amounts)



                  December 31,

       ------------------------------------

             2000               1999
================================================================================
============================================
                                        ASSETS
Investments:
  Securities available-for-sale, at fair value:
    Fixed maturity securities
          $ 15,443.0          $ 15,294.0
    Equity securities
               109.0                92.9
  Mortgage loans on real estate, net
             6,168.3             5,786.3
  Real estate, net
               310.7               254.8
  Policy loans
               562.6               519.6
  Other long-term investments
               101.8                73.8
  Short-term investments
               442.6               416.0
--------------------------------------------------------------------------------
--------------------------------------------

            23,138.0            22,437.4
--------------------------------------------------------------------------------
--------------------------------------------

Cash
                18.4                 4.8
Accrued investment income
               251.4               238.6
Deferred policy acquisition costs
             2,865.6             2,554.1
Other assets
               396.7               305.9
Assets held in separate accounts
            65,897.2            67,135.1
--------------------------------------------------------------------------------
--------------------------------------------

          $ 92,567.3          $ 92,675.9
================================================================================
============================================

                         LIABILITIES AND SHAREHOLDER'S EQUITY
Future policy benefits and claims
          $ 22,183.6          $ 21,861.6
Short-term borrowings
               118.7                 -
Other liabilities
             1,164.9               914.2
Liabilities related to separate accounts
            65,897.2            67,135.1
--------------------------------------------------------------------------------
--------------------------------------------

            89,364.4            89,910.9
--------------------------------------------------------------------------------
--------------------------------------------

Commitments and contingencies (notes 9 and 14)

Shareholder's equity:
  Common stock, $1 par value.  Authorized 5.0 million shares;
    3.8 million shares issued and outstanding
                 3.8                 3.8
  Additional paid-in capital
               646.1               766.1
  Retained earnings
             2,436.3             2,011.0
  Accumulated other comprehensive income (loss)
               116.7               (15.9)
--------------------------------------------------------------------------------
--------------------------------------------

             3,202.9             2,765.0
--------------------------------------------------------------------------------
--------------------------------------------

          $ 92,567.3          $ 92,675.9
================================================================================
============================================


See accompanying notes to consolidated financial statements.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

                        Consolidated Statements of Income

                                  (in millions)



       Years ended December 31,

---------------------------------------------

 2000            1999           1998
================================================================================
===========================================
Revenues:
  Policy charges                                                               $
1,091.4       $   895.5      $   698.9
  Life insurance premiums
  240.0           220.8          200.0
  Net investment income
1,654.9         1,520.8        1,481.6
  Realized (losses) gains on investments
  (19.4)          (11.6)          28.4
  Other
   17.0            66.1           66.8
--------------------------------------------------------------------------------
-------------------------------------------

2,983.9         2,691.6        2,475.7
--------------------------------------------------------------------------------
-------------------------------------------

Benefits and expenses:
  Interest credited to policyholder account balances
1,182.4         1,096.3        1,069.0
  Other benefits and claims
  241.6           210.4          175.8
  Policyholder dividends on participating policies
   44.5            42.4           39.6
  Amortization of deferred policy acquisition costs
  352.1           272.6          214.5
  Interest expense on short-term borrowings
    1.3             -              -
  Other operating expenses
  479.0           463.4          419.7
--------------------------------------------------------------------------------
-------------------------------------------

2,300.9         2,085.1        1,918.6
--------------------------------------------------------------------------------
-------------------------------------------

    Income before federal income tax expense
  683.0           606.5          557.1
Federal income tax expense
  207.7           201.4          190.4
--------------------------------------------------------------------------------
-------------------------------------------

    Net income                                                                 $
  475.3       $   405.1      $   366.7
================================================================================
===========================================

See accompanying notes to consolidated financial statements.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

                 Consolidated Statements of Shareholder's Equity

                  Years ended December 31, 2000, 1999 and 1998
                                  (in millions)



         Accumulated
                                                           Additional
            other            Total
                                                Common       paid-in
Retained      comprehensive    shareholder's
                                                 stock       capital
earnings      income (loss)        equity
================================================================================
=========================================
December 31, 1997                                $ 3.8       $ 914.7      $
1,312.3         $ 247.1         $ 2,477.9

Comprehensive income:
    Net income                                     -             -
366.7             -               366.7
    Net unrealized gains on securities
      available-for-sale arising during
      the year                                     -             -
-              28.5              28.5

                         ---------------
  Total comprehensive income
                               395.2

                         ---------------
Dividend to shareholder                            -             -
(100.0)            -              (100.0)
--------------------------------------------------------------------------------
-----------------------------------------
December 31, 1998                                  3.8         914.7
1,579.0           275.6           2,773.1
================================================================================
=========================================

Comprehensive income:
    Net income                                     -             -
405.1             -               405.1
    Net unrealized losses on securities
      available-for-sale arising during
      the year                                     -             -
-            (315.0)           (315.0)

                         ---------------
  Total comprehensive income
                                90.1

                         ---------------
Capital contribution                               -            26.4
87.9            23.5             137.8
Return of capital to shareholder                   -          (175.0)
-               -              (175.0)
Dividends to shareholder                           -             -
(61.0)            -               (61.0)
--------------------------------------------------------------------------------
-----------------------------------------
December 31, 1999                                  3.8         766.1
2,011.0           (15.9)          2,765.0
================================================================================
=========================================

Comprehensive income:
    Net income                                     -             -
475.3             -               475.3
    Net unrealized gains on securities
      available-for-sale arising during
      the year                                     -             -
-             132.6             132.6

                         ---------------
  Total comprehensive income
                               607.9

                         ---------------
Return of capital to shareholder                   -          (120.0)
-               -              (120.0)
Dividends to shareholder                           -             -
(50.0)             -               (50.0)
--------------------------------------------------------------------------------
-----------------------------------------
December 31, 2000                                $ 3.8       $ 646.1      $
2,436.3         $ 116.7         $ 3,202.9
================================================================================
=========================================


See accompanying notes to consolidated financial statements.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

                      Consolidated Statements of Cash Flows

                                  (in millions)



          Years ended December 31,

----------------------------------------------

    2000           1999            1998
================================================================================
==============================================
Cash flows from operating activities:
  Net income
$    475.3     $    405.1      $    366.7
  Adjustments to reconcile net income to net cash provided by operating activities:
      Interest credited to policyholder account balances
   1,182.4        1,096.3         1,069.0
      Capitalization of deferred policy acquisition costs
    (778.9)        (637.0)         (584.2)
      Amortization of deferred policy acquisition costs
     352.1          272.6           214.5
      Amortization and depreciation
     (12.7)           2.4            (8.5)
      Realized losses (gains) on invested assets, net
      19.4           11.6           (28.4)
      Increase in accrued investment income
     (12.8)          (7.9)           (8.2)
     (Increase) decrease in other assets
     (92.0)         122.9            16.4
      Decrease in policy liabilities
      (0.3)         (20.9)           (8.3)
      Increase (decrease) in other liabilities
     229.3          149.7           (34.8)
      Other, net
      22.3           (8.6)          (11.3)
--------------------------------------------------------------------------------
----------------------------------------------
        Net cash provided by operating activities
   1,384.1        1,386.2           982.9
--------------------------------------------------------------------------------
----------------------------------------------

Cash flows from investing activities:
  Proceeds from maturity of securities available-for-sale
   2,988.7        2,307.9         1,557.0
  Proceeds from sale of securities available-for-sale
     602.0          513.1           610.5
  Proceeds from repayments of mortgage loans on real estate
     911.7          696.7           678.2
  Proceeds from sale of real estate
      18.7            5.7           103.8
  Proceeds from repayments of policy loans and sale of other invested assets
      79.3           40.9            23.6
  Cost of securities available-for-sale acquired
  (3,475.5)      (3,724.9)       (3,182.8)
  Cost of mortgage loans on real estate acquired
  (1,318.0)        (971.4)         (829.1)
  Cost of real estate acquired
      (7.1)         (14.2)           (0.8)
  Short-term investments, net
     (26.6)         (27.5)           69.3
  Other, net
    (182.3)        (110.9)          (88.4)
--------------------------------------------------------------------------------
----------------------------------------------
        Net cash used in investing activities
    (409.1)      (1,284.6)       (1,058.7)
--------------------------------------------------------------------------------
----------------------------------------------

Cash flows from financing activities:
  Capital returned to shareholder
    (120.0)        (175.0)            -
  Net proceeds from issuance of short-term borrowings (commercial paper)
     118.7            -               -
  Cash dividends paid
    (100.0)         (13.5)         (100.0)
  Increase in investment product and universal life insurance product account balances
   4,517.0        3,799.4         2,682.1
  Decrease in investment product and universal life insurance product account balances
  (5,377.1)      (3,711.1)       (2,678.5)
--------------------------------------------------------------------------------
----------------------------------------------
        Net cash used in financing activities
    (961.4)        (100.2)          (96.4)
--------------------------------------------------------------------------------
----------------------------------------------
Net increase (decrease) in cash
      13.6            1.4          (172.2)

Cash, beginning of year
       4.8            3.4           175.6
--------------------------------------------------------------------------------
----------------------------------------------
Cash, end of year
$     18.4     $      4.8      $      3.4
================================================================================
==============================================


See accompanying notes to consolidated financial statements.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

                   Notes to Consolidated Financial Statements

                        December 31, 2000, 1999 and 1998


(1)      ORGANIZATION AND DESCRIPTION OF BUSINESS

         Nationwide Life Insurance Company (NLIC, or collectively with its subsidiaries, the Company) is a leading provider of long-term savings and retirement products in the United States and is a wholly owned subsidiary of Nationwide Financial Services, Inc. (NFS). The Company develops and sells a diverse range of products including individual annuities, private and public sector pension plans and other investment products sold to institutions and life insurance. NLIC markets its products through a broad network of distribution channels, including independent broker/dealers, national and regional brokerage firms, financial institutions, pension plan administrators, life insurance specialists, Nationwide Retirement Solutions and Nationwide agents.

         Wholly owned subsidiaries of NLIC include Nationwide Life and Annuity Insurance Company (NLAIC), Nationwide Advisory Services, Inc., and Nationwide Investment Services Corporation.


(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The significant accounting policies followed by the Company that materially affect financial reporting are summarized below. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America which differ from statutory accounting practices prescribed or permitted by regulatory authorities. Annual Statements for NLIC and NLAIC, filed with the Department of Insurance of the State of Ohio (the Department), are prepared on the basis of accounting practices prescribed or permitted by the Department. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners (NAIC), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. The Company has no material permitted statutory accounting practices.

         In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ significantly from those estimates.

         The most significant estimates include those used in determining deferred policy acquisition costs, valuation allowances for mortgage loans on real estate and real estate investments, the liability for future policy benefits and claims and federal income taxes. Although some variability is inherent in these estimates, management believes the amounts provided are adequate.

         (a)  CONSOLIDATION POLICY

              The consolidated financial statements include the accounts of NLIC and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


         (b)  VALUATION OF INVESTMENTS AND RELATED GAINS AND LOSSES

              The Company is required to classify its fixed maturity securities and equity securities as either held-to-maturity, available-for-sale or trading. The Company classifies fixed maturity and equity securities as available-for-sale. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of adjustments to deferred policy acquisition costs and deferred federal income tax, reported as a separate component of accumulated other comprehensive income in shareholder's equity. The adjustment to deferred policy acquisition costs represents the change in amortization of deferred policy acquisition costs that would have been required as a charge or credit to operations had such unrealized amounts been realized.

              Mortgage loans on real estate are carried at the unpaid principal balance less valuation allowances. The Company provides valuation allowances for impairments of mortgage loans on real estate based on a review by portfolio managers. The measurement of impaired loans is based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the fair value of the collateral, if the loan is collateral dependent. Loans in foreclosure and loans considered to be impaired are placed on non-accrual status. Interest received on non-accrual status mortgage loans on real estate is included in interest income in the period received.

              Real estate is carried at cost less accumulated depreciation and valuation allowances. Other long-term investments are carried on the equity basis, adjusted for valuation allowances. Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

              Realized gains and losses on the sale of investments are determined on the basis of specific security identification. Estimates for valuation allowances and other than temporary declines are included in realized gains and losses on investments.

         (c)  REVENUES AND BENEFITS

              INVESTMENT PRODUCTS AND UNIVERSAL LIFE INSURANCE PRODUCTS:
              Investment products consist primarily of individual and group variable and fixed deferred annuities. Universal life insurance products include universal life insurance, variable universal life insurance, corporate-owned life insurance and other interest-sensitive life insurance policies. Revenues for investment products and universal life insurance products consist of net investment income, asset fees, cost of insurance, policy administration and surrender charges that have been earned and assessed against policy account balances during the period. Policy benefits and claims that are charged to expense include interest credited to policy account balances and benefits and claims incurred in the period in excess of related policy account balances.

              TRADITIONAL LIFE INSURANCE PRODUCTS: Traditional life insurance products include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance, limited-payment life insurance, term life insurance and certain annuities with life contingencies. Premiums for traditional life insurance products are recognized as revenue when due. Benefits and expenses are associated with earned premiums so as to result in recognition of profits over the life of the contract. This association is accomplished by the provision for future policy benefits and the deferral and amortization of policy acquisition costs.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

         (d)  DEFERRED POLICY ACQUISITION COSTS

              The costs of acquiring new business, principally commissions, certain expenses of the policy issue and underwriting department and certain variable sales expenses have been deferred. For investment products and universal life insurance products, deferred policy acquisition costs are being amortized with interest over the lives of the policies in relation to the present value of estimated future gross profits from projected interest margins, asset fees, cost of insurance, policy administration and surrender charges. For years in which gross profits are negative, deferred policy acquisition costs are amortized based on the present value of gross revenues. Deferred policy acquisition costs are adjusted to reflect the impact of unrealized gains and losses on fixed maturity securities available-for-sale as described in note 2(b). For traditional life insurance products, these deferred policy acquisition costs are predominantly being amortized with interest over the premium paying period of the related policies in proportion to the ratio of actual annual premium revenue to the anticipated total premium revenue. Such anticipated premium revenue was estimated using the same assumptions as were used for computing liabilities for future policy benefits.

         (e)  SEPARATE ACCOUNTS

              Separate account assets and liabilities represent contractholders' funds which have been segregated into accounts with specific investment objectives. For all but $1.12 billion and $915.4 million of separate account assets at December 31, 2000 and 1999, respectively, the investment income and gains or losses of these accounts accrue directly to the contractholders. The activity of the separate accounts is not reflected in the consolidated statements of income and cash flows except for the fees the Company receives.

         (f)  FUTURE POLICY BENEFITS

              Future policy benefits for investment products in the accumulation phase, universal life insurance and variable universal life insurance policies have been calculated based on participants' contributions plus interest credited less applicable contract charges.

              Future policy benefits for traditional life insurance policies have been calculated by the net level premium method using interest rates varying from 6.0% to 10.5% and estimates of mortality, morbidity, investment yields and withdrawals which were used or which were being experienced at the time the policies were issued.

         (g)  PARTICIPATING BUSINESS

              Participating business represents approximately 21% in 2000 (29% in 1999 and 40% in 1998) of the Company's life insurance in force, 66% in 2000 (69% in 1999 and 74% in 1998) of the number of life insurance policies in force, and 8% in 2000 (13% in 1999 and 14% in 1998) of life insurance statutory premiums. The provision for policyholder dividends is based on current dividend scales and is included in "Future policy benefits and claims" in the accompanying consolidated balance sheets.

         (h)  FEDERAL INCOME TAX

              The Company files a consolidated federal income tax return with Nationwide Mutual Insurance Company (NMIC), the majority shareholder of NFS. The members of the consolidated tax return group have a tax sharing arrangement which provides, in effect, for each member to bear essentially the same federal income tax liability as if separate tax returns were filed.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


              The Company utilizes the asset and liability method of accounting for income tax. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce the deferred tax assets to the amounts expected to be realized.

         (i)  REINSURANCE CEDED

              Reinsurance premiums ceded and reinsurance recoveries on benefits and claims incurred are deducted from the respective income and expense accounts. Assets and liabilities related to reinsurance ceded are reported on a gross basis.

         (j)  RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

              In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS
              133). SFAS 133, as amended by SFAS 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133 and SFAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, is effective for the Company as of January 1, 2001.

              SFAS 133 establishes accounting and reporting standards for derivative instruments and hedging activities. It requires an entity to recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value.

              As of January 1, 2001, the Company had $755.4 million notional amount of freestanding derivatives with a market value of ($7.0) million. All other derivatives qualified for hedge accounting under SFAS 133. Adoption of SFAS 133 will result in the Company recording a net transition adjustment loss of $4.8 million (net of related income tax of $2.6 million) in net income. In addition, a net transition adjustment loss of $3.6 million (net of related income tax of $2.0 million) will be recorded in accumulated other comprehensive income at January 1, 2001. The adoption of SFAS 133 will result in the Company derecognizing $17.0 million of deferred assets related to hedges, recognizing $10.9 million of additional derivative instrument liabilities and $1.3 million of additional firm commitment assets, while also decreasing hedged future policy benefits by $3.0 million and increasing the carrying amount of hedged investments by $10.6 million. Further, the adoption of SFAS 133 will result in the Company reporting total derivative instrument assets and liabilities of $44.8 million and $107.1 million, respectively.

              Also, the Company expects that the adoption of SFAS 133 will increase the volatility of reported earnings and other comprehensive income. The amount of volatility will vary with the level of derivative and hedging activities and fluctuations in market interest rates and foreign currency exchange rates during any period.

         (k)  RECLASSIFICATION
              Certain items in the 1999 and 1998 consolidated financial statements have been reclassified to conform to the 2000 presentation.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

             Notes to Consolidated Financial Statements, Continued



(3)      INVESTMENTS

         The amortized cost, gross unrealized gains and losses and estimated fair value of securities available-for-sale as of December 31, 2000 and 1999 were:


         Gross         Gross

Amortized      unrealized    unrealized     Estimated
         (in millions)                                                      cost
         gains         losses       fair value

================================================================================
=========================================
         December 31, 2000
         Fixed maturity securities:
             U.S. Treasury securities and obligations of U.S.
               Government corporations and agencies                       $
277.5      $  33.4       $   0.1       $    310.8
             Obligations of states and political subdivisions
8.6          0.2           -                8.8
             Debt securities issued by foreign governments
94.1          1.5           0.1             95.5
             Corporate securities
9,758.3        235.0         135.1          9,858.2
             Mortgage-backed securities - U.S. Government backed
2,719.1         46.1           3.8          2,761.4
             Asset-backed securities
2,388.2         36.3          16.2          2,408.3

--------------------------------------------------------------------------------
-----------------------------------------
                 Total fixed maturity securities
15,245.8        352.5         155.3         15,443.0
           Equity securities
103.5          9.5           4.0            109.0

--------------------------------------------------------------------------------
-----------------------------------------
                                                                          $
15,349.3      $ 362.0       $ 159.3       $ 15,552.0

================================================================================
=========================================

         December 31, 1999
         Fixed maturity securities:
             U.S. Treasury securities and obligations of U.S.
               Government corporations and agencies                     $
428.4     $   23.4     $     2.4     $      449.4
             Obligations of states and political subdivisions
0.8          -             -                0.8
             Debt securities issued by foreign governments
110.6          0.6           0.8            110.4
             Corporate securities
9,390.4        110.3         179.9          9,320.8
             Mortgage-backed securities - U.S. Government backed
3,423.1         25.8          30.3          3,418.6
             Asset-backed securities
2,024.0          8.6          38.6          1,994.0

--------------------------------------------------------------------------------
-----------------------------------------
                 Total fixed maturity securities
15,377.3        168.7         252.0         15,294.0
           Equity securities
84.9         12.4           4.4             92.9

--------------------------------------------------------------------------------
-----------------------------------------
                                                                          $
15,462.2      $ 181.1       $ 256.4       $ 15,386.9

================================================================================
=========================================

         The amortized cost and estimated fair value of fixed maturity securities available-for-sale as of December 31, 2000, by expected maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued




Amortized            Estimated
         (in millions)
  cost             fair value

================================================================================
===========================
         Fixed maturity securities available for sale:
          Due in one year or less
$  1,288.7         $  1,287.0
          Due after one year through five years
  4,577.9            4,572.4
          Due after five years through ten years
  3,071.3            3,136.6
          Due after ten years
  1,200.6            1,277.3

--------------------------------------------------------------------------------
---------------------------

 10,138.5           10,273.3
           Mortgage-backed securities
  2,719.1            2,761.4
           Asset-backed securities
  2,388.2            2,408.3

--------------------------------------------------------------------------------
---------------------------

$ 15,245.8         $ 15,443.0

================================================================================
===========================

         The components of unrealized gains (losses) on securities available-for-sale, net, were as follows as of each December 31:

         (in millions)

     2000           1999

================================================================================
===========================

          Gross unrealized gains (losses)
$    202.7      $    (75.3)
          Adjustment to deferred policy acquisition costs
    (23.2)           50.9
          Deferred federal income tax
    (62.8)            8.5

--------------------------------------------------------------------------------
---------------------------

$    116.7      $    (15.9)

================================================================================
===========================

         An analysis of the change in gross unrealized gains (losses) on securities available-for-sale for the years ended December 31:

         (in millions)                                                      2000
           1999             1998

================================================================================
===========================
         Securities available-for-sale:
           Fixed maturity securities                                       $
280.5        $ (607.1)         $ 52.6
           Equity securities
(2.5)           (8.8)            4.2

--------------------------------------------------------------------------------
---------------------------
                                                                           $
278.0        $ (615.9)         $ 56.8

================================================================================
===========================

         Proceeds from the sale of securities available-for-sale during 2000, 1999 and 1998 were $602.0 million, $513.1 million and $610.5 million, respectively. During 2000, gross gains of $12.1 million ($10.4 million and $9.0 million in 1999 and 1998, respectively) and gross losses of $25.6 million ($28.0 million and $7.6 million in 1999 and 1998, respectively) were realized on those sales.

         The Company had $13.0 million and $15.6 million of real estate investments at December 31, 2000 and 1999, respectively, that were non-income producing the preceding twelve months.

         Real estate is presented at cost less accumulated depreciation of $25.7 million as of December 31, 2000 ($24.8 million as of December 31, 1999) and valuation allowances of $5.2 million as of December 31, 2000 ($5.5 million as of December 31, 1999).

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


         The recorded investment of mortgage loans on real estate considered to be impaired was $9.8 million as of December 31, 2000 ($3.7 million as of December 31, 1999), which includes $5.3 million (none as of December 31, 1999) of impaired mortgage loans on real estate for which the related valuation allowance was $1.6 million (none as of December 31, 1999) and $4.5 million ($3.7 million as of December 31, 1999) of impaired mortgage loans on real estate for which there was no valuation allowance. During 2000, the average recorded investment in impaired mortgage loans on real estate was $7.7 million ($3.7 million in 1999) and interest income recognized on those loans totaled $0.4 million in 2000 (none in 1999) which is equal to interest income recognized using a cash-basis method of income recognition.

         Activity in the valuation allowance account for mortgage loans on real estate is summarized for the years ended December 31:

         (in millions)                                                    2000
         1999            1998

================================================================================
===========================
         Allowance, beginning of year                                   $  44.4
        $ 42.4          $ 42.5
           Additions (reductions) charged to operations                     4.1
           0.7            (0.1)
           Direct write-downs charged against the allowance                (3.2)
           --              --
           Allowance on acquired mortgage loans                              --
           1.3             --

--------------------------------------------------------------------------------
---------------------------
              Allowance, end of year                                    $  45.3
        $ 44.4          $ 42.4

================================================================================
===========================

         An analysis of investment income by investment type follows for the years ended December 31:

         (in millions)                                                    2000
         1999            1998

================================================================================
===========================
         Gross investment income:
           Securities available-for-sale:
             Fixed maturity securities                                 $ 1,095.5
      $ 1,031.3      $    982.5
             Equity securities                                               2.6
            2.5             0.8
           Mortgage loans on real estate                                   494.5
          460.4           458.9
           Real estate                                                      32.2
           28.8            40.4
           Short-term investments                                           27.0
           18.6            17.8
           Other                                                            53.2
           26.5            30.7

--------------------------------------------------------------------------------
---------------------------
               Total investment income                                   1,705.0
        1,568.1         1,531.1
         Less investment expenses                                           50.1
           47.3            49.5

--------------------------------------------------------------------------------
---------------------------
               Net investment income                                   $ 1,654.9
      $ 1,520.8       $ 1,481.6

================================================================================
===========================

         An analysis of realized gains (losses) on investments, net of valuation allowances, by investment type follows for the years ended December 31:

         (in millions)                                                    2000
         1999            1998

================================================================================
===========================

         Securities available-for-sale:
           Fixed maturity securities                                     $
(18.2)        $ (25.0)        $  (0.7)
           Equity securities                                                 4.7
            7.4             2.1
         Mortgage loans on real estate
(4.2)           (0.6)            3.9
         Real estate and other
(1.7)            6.6            23.1

--------------------------------------------------------------------------------
---------------------------
                                                                         $
(19.4)        $ (11.6)         $ 28.4

================================================================================
===========================

         Fixed maturity securities with an amortized cost of $12.8 million and $9.1 million were on deposit with various regulatory agencies as required by law as of December 31, 2000 and 1999, respectively.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


(4)      SHORT-TERM BORROWINGS

         NLIC established a $300 million commercial paper program in October 2000. Borrowings under the commercial paper program are unsecured and are issued for terms of 364 days or less. As of December 31, 2000 the Company had $118.7 million of commercial paper outstanding at an average effective rate of 6.48%. See also note 13.

(5)      DERIVATIVE FINANCIAL INSTRUMENTS

         The Company uses derivative financial instruments, principally interest rate swaps, interest rate futures contracts and foreign currency swaps, to manage market risk exposures associated with changes in interest rates and foreign currency exchange rates. Provided they meet specific criteria, interest rate and foreign currency swaps and futures are considered hedges and are accounted for under the accrual method and deferral method, respectively. The Company has no significant derivative positions that are not considered hedges. See note 2 (j) regarding accounting for derivatives under SFAS 133 effective January 1, 2001.

         Interest rate swaps are primarily used to convert specific investment securities and interest bearing policy liabilities from a fixed-rate to a floating-rate basis. Amounts receivable or payable under these agreements are recognized as an adjustment to net investment income or interest credited to policyholder account balances consistent with the nature of the hedged item. Currently, changes in fair value of the interest rate swap agreements are not recognized on the balance sheet, except for interest rate swaps designated as hedges of fixed maturity securities available-for-sale and cross currency swaps hedging foreign denominated debt instruments, for which changes in fair values are reported in accumulated other comprehensive income.

         Interest rate futures contracts are primarily used to hedge the risk of adverse interest rate changes related to the Company's mortgage loan commitments and anticipated purchases of fixed rate investments. Gains and losses are deferred and, at the time of closing, reflected as an adjustment to the carrying value of the related mortgage loans or investments. The carrying value adjustments are amortized into net investment income over the life of the related mortgage loans or investments.

         Foreign currency swaps are used to convert cash flows from specific policy liabilities and investments denominated in foreign currencies into U.S. dollars at specified exchange rates. Amounts receivable or payable under these agreements are recognized as an adjustment to net investment income or interest credited to policyholder account balances consistent with the nature of the hedged item. Gains and losses on foreign currency swaps are recorded in earnings based on the related spot foreign exchange rate at the end of the reporting period. Gains and losses on these contracts offset those recorded as a result of translating the hedged foreign currency denominated liabilities and investments to U.S. dollars.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


         The notional amount of derivative financial instruments outstanding as of December 31, 2000 and 1999 were as follows:


         (in millions )
         2000            1999

================================================================================
===========================
          Interest rate swaps
            Pay fixed/receive variable rate swaps hedging investments
      $    934.8       $  362.7
            Pay variable/receive fixed rate swaps hedging investments
            98.8           28.5
            Pay variable/receive variable rate swaps hedging investments
           184.0            9.0
            Other contracts hedging investments
            20.4           10.1
            Pay variable/receive fixed rate swaps hedging liabilities
           965.3          577.2
            Pay variable/receive variable rate swaps hedging liabilities
           546.9           --

         Foreign currency swaps
             Hedging foreign currency denominated investments
      $     30.5       $   14.8
             Hedging foreign currency denominated liabilities
         1,542.2          577.2

         Interest rate futures contracts
      $  5,659.8       $  781.6

--------------------------------------------------------------------------------
---------------------------



(6)      FEDERAL INCOME TAX

         The tax effects of temporary differences that give rise to significant components of the net deferred tax liability as of December 31, 2000 and 1999 were as follows:

         (in millions)
         2000            1999

================================================================================
===========================

         Deferred tax assets:
           Fixed maturity securities
      $   --           $    5.3
           Future policy benefits
          34.7            149.5
           Liabilities in separate accounts
         462.7            373.6
           Mortgage loans on real estate and real estate
          18.8             18.5
           Other assets and other liabilities
          40.3             51.1

--------------------------------------------------------------------------------
---------------------------
             Total gross deferred tax assets
         556.5            598.0
           Valuation allowance
          (7.0)            (7.0)

--------------------------------------------------------------------------------
---------------------------
             Net deferred tax assets
         549.5            591.0

--------------------------------------------------------------------------------
---------------------------

         Deferred tax liabilities:
           Fixed maturity securities
          98.8             --
           Equity securities and other long-term investments
           6.4             10.8
           Deferred policy acquisition costs
         783.7            724.4
           Deferred tax on realized investment gains
          29.0             34.7
           Other
          38.1             26.5

--------------------------------------------------------------------------------
---------------------------
             Total gross deferred tax liabilities
         956.0            796.4

--------------------------------------------------------------------------------
---------------------------
             Net deferred tax liability
      $  406.5         $  205.4

================================================================================
===========================

         In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the total gross deferred tax assets will not be realized. Future taxable amounts or recovery of federal income tax paid within the statutory carryback period can offset nearly all future deductible amounts. The valuation allowance was unchanged for the years ended December 31, 2000, 1999 and 1998.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


         The Company's current federal income tax liability was $108.9 million and $104.7 million as of December 31, 2000 and 1999, respectively.

         Federal income tax expense for the years ended December 31 was as follows:

         (in millions)                                                    2000
         1999            1998

================================================================================
===========================
         Currently payable                                              $   78.0
       $   53.6         $ 186.1
         Deferred tax expense                                              129.7
          147.8             4.3

--------------------------------------------------------------------------------
---------------------------
                                                                         $ 207.7
        $ 201.4         $ 190.4

================================================================================
===========================

         Total federal income tax expense for the years ended December 31, 2000, 1999 and 1998 differs from the amount computed by applying the U.S. federal income tax rate to income before tax as follows:

                                                           2000
   1999                     1998
                                                   ----------------------
----------------------   ----------------------
         (in millions)                                Amount        %
Amount        %          Amount        %

================================================================================
==================================
         Computed (expected) tax expense               $239.1      35.0
$212.3      35.0         $195.0      35.0
         Tax exempt interest and dividends
           received deduction                           (24.7)     (3.6)
 (7.3)     (1.2)          (4.9)     (0.9)
         Income tax credits                              (8.0)     (1.2)
 (4.3)     (0.7)           -         -
         Other, net                                       1.3       0.2
  0.7       0.1            0.3       0.1

--------------------------------------------------------------------------------
----------------------------------
             Total (effective rate of each year)       $207.7      30.4
$201.4      33.2         $190.4      34.2

================================================================================
==================================

         Total federal income tax paid was $74.6 million, $29.8 million and $173.4 million during the years ended December 31, 2000, 1999 and 1998, respectively.

(7)      COMPREHENSIVE INCOME

         Comprehensive Income includes net income as well as certain items that are reported directly within separate components of shareholder's equity that bypass net income. Currently, the Company's only component of Other Comprehensive Income is unrealized gains (losses) on securities available-for-sale. The related before and after federal tax amounts for the years ended December 31, 2000, 1999 and 1998 were as follows:

         (in millions)                                                    2000
         1999            1998

================================================================================
===========================
         Unrealized gains (losses) on securities available-for-sale arising during the period:
            Gross                                                        $ 264.5
       $ (665.3)         $ 58.2
            Adjustment to deferred policy acquisition costs
(74.0)          167.5           (12.9)
            Related federal income tax (expense) benefit
(66.7)          171.4           (15.9)

--------------------------------------------------------------------------------
---------------------------
               Net                                                         123.8
         (326.4)           29.4

--------------------------------------------------------------------------------
---------------------------

         Reclassification adjustment for net (gains) losses on securities available-for-sale realized during the period:
            Gross                                                           13.5
           17.6            (1.4)
            Related federal income tax expense (benefit)
(4.7)           (6.2)            0.5

--------------------------------------------------------------------------------
---------------------------
               Net                                                           8.8
           11.4            (0.9)

--------------------------------------------------------------------------------
---------------------------
         Total Other Comprehensive Income (Loss)                         $ 132.6
       $ (315.0)         $ 28.5

================================================================================
===========================

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


(8)      FAIR VALUE OF FINANCIAL INSTRUMENTS

         The following disclosures summarize the carrying amount and estimated fair value of the Company's financial instruments. Certain assets and liabilities are specifically excluded from the disclosure requirements of financial instruments. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

         The fair value of a financial instrument is defined as the amount at which the financial instrument could be exchanged in a current transaction between willing parties. In cases where quoted market prices are not available, fair value is to be based on estimates using present value or other valuation techniques. Many of the Company's assets and liabilities subject to the disclosure requirements are not actively traded, requiring fair values to be estimated by management using present value or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Although fair value estimates are calculated using assumptions that management believes are appropriate, changes in assumptions could cause these estimates to vary materially. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in the immediate settlement of the instruments.

         Although insurance contracts, other than policies such as annuities that are classified as investment contracts, are specifically exempted from the disclosure requirements, estimated fair value of policy reserves on life insurance contracts is provided to make the fair value disclosures more meaningful.

         The tax ramifications of the related unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

         The Company in estimating its fair value disclosures used the following methods and assumptions:

              FIXED MATURITY AND EQUITY SECURITIES: The fair value for fixed maturity securities is based on quoted market prices, where available. For fixed maturity securities not actively traded, fair value is estimated using values obtained from independent pricing services or, in the case of private placements, is estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. The fair value for equity securities is based on quoted market prices. The carrying amount and fair value for fixed maturity and equity securities exclude the fair value of derivatives contracts designated as hedges of fixed maturity and equity securities.

              MORTGAGE LOANS ON REAL ESTATE, NET: The fair value for mortgage loans on real estate is estimated using discounted cash flow analyses, using interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Fair value for impaired mortgage loans is the estimated fair value of the underlying collateral.

              POLICY LOANS, SHORT-TERM INVESTMENTS AND CASH: The carrying amount reported in the consolidated balance sheets for these instruments approximates their fair value.

              SEPARATE ACCOUNT ASSETS AND LIABILITIES: The fair value of assets held in separate accounts is based on quoted market prices. The fair value of liabilities related to separate accounts is the amount payable on demand, which is net of certain surrender charges.

              INVESTMENT CONTRACTS: The fair value for the Company's liabilities under investment type contracts is based on one of two methods. For investment contracts without defined maturities, fair value is the amount payable on demand. For investment contracts with known or determined maturities, fair value is estimated using discounted cash flow analysis. Interest rates used are similar to currently offered contracts with maturities consistent with those remaining for the contracts being valued.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


              POLICY RESERVES ON LIFE INSURANCE CONTRACTS: Included are disclosures for individual life insurance, universal life insurance and supplementary contracts with life contingencies for which the estimated fair value is the amount payable on demand. Also included are disclosures for the Company's limited payment policies, which the Company has used discounted cash flow analyses similar to those used for investment contracts with known maturities to estimate fair value.

              SHORT-TERM BORROWINGS: The carrying amount reported in the consolidated balance sheets for these instruments approximates their fair value.

              COMMITMENTS TO EXTEND CREDIT: Commitments to extend credit have nominal fair value because of the short-term nature of such commitments. See note 9.

              FUTURES CONTRACTS: The fair value for futures contracts is based on quoted market prices.

              INTEREST RATE AND FOREIGN CURRENCY SWAPS: The fair value for interest rate and foreign currency swaps are calculated with pricing models using current rate assumptions.

         Carrying amount and estimated fair value of financial instruments subject to disclosure requirements and policy reserves on life insurance contracts were as follows as of December 31:

                                                                    2000
                    1999

-------------------------------  -------------------------------
                                                          Carrying
Estimated         Carrying       Estimated
         (in millions)                                     amount        fair
value         amount        fair value

================================================================================
==============================
         Assets:
           Investments:
             Securities available-for-sale:
               Fixed maturity securities                 $ 15,451.3      $
15,451.3       $ 15,289.7      $ 15,289.7
               Equity securities                              109.0
109.0             92.9            92.9
             Mortgage loans on real estate, net             6,168.3
6,327.8          5,786.3         5,745.5
             Policy loans                                     562.6
562.6            519.6           519.6
             Short-term investments                           442.6
442.6            416.0           416.0
           Cash                                                18.4
18.4              4.8             4.8
           Assets held in separate accounts                65,897.2
65,897.2         67,135.1        67,135.1

         Liabilities:
           Investment contracts                           (16,815.3)
(15,979.8)       (16,977.7)      (16,428.6)
           Policy reserves on life insurance contracts     (5,368.4)
(5,128.5)        (4,883.9)       (4,607.9)
           Short-term borrowings                             (118.7)
(118.7)             --              --
           Liabilities related to separate accounts       (65,897.2)
(64,237.6)       (67,135.1)      (66,318.7)

         Derivative financial instruments:
           Interest rate swaps hedging assets                  (8.3)
(8.3)             4.3             4.3
           Interest rate swaps hedging liabilities            (26.2)
(32.2)           (11.5)          (24.2)
           Foreign currency swaps                             (24.3)
(30.9)           (11.8)          (11.8)
           Futures contracts                                  (16.0)
(16.0)             1.3             1.3

--------------------------------------------------------------------------------
------------------------------

(9)      RISK DISCLOSURES

              The following is a description of the most significant risks facing life insurers and how the Company mitigates those risks:

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


         CREDIT RISK: The risk that issuers of securities owned by the Company or mortgagors on mortgage loans on real estate owned by the Company will default or that other parties, including reinsurers, which owe the Company money, will not pay. The Company minimizes this risk by adhering to a conservative investment strategy, by maintaining reinsurance and credit and collection policies and by providing for any amounts deemed uncollectible.

         INTEREST RATE RISK: The risk that interest rates will change and cause a decrease in the value of an insurer's investments. This change in rates may cause certain interest-sensitive products to become uncompetitive or may cause disintermediation. The Company mitigates this risk by charging fees for non-conformance with certain policy provisions, by offering products that transfer this risk to the purchaser and/or by attempting to match the maturity schedule of its assets with the expected payouts of its liabilities. To the extent that liabilities come due more quickly than assets mature, an insurer could potentially have to borrow funds or sell assets prior to maturity and potentially recognize a gain or loss.

         LEGAL/REGULATORY RISK: The risk that changes in the legal or regulatory environment in which an insurer operates will result in increased competition, reduced demand for a company's products, or create additional expenses not anticipated by the insurer in pricing its products. The Company mitigates this risk by offering a wide range of products and by operating throughout the United States, thus reducing its exposure to any single product or jurisdiction and also by employing underwriting practices which identify and minimize the adverse impact of this risk.

         FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK: The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business through management of its investment portfolio. These financial instruments include commitments to extend credit in the form of loans and derivative financial instruments. These instruments involve, to varying degrees, elements of credit risk in excess of amounts recognized on the consolidated balance sheets.

         Commitments to fund fixed rate mortgage loans on real estate are agreements to lend to a borrower, and are subject to conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a deposit. Commitments extended by the Company are based on management's case-by-case credit evaluation of the borrower and the borrower's loan collateral. The underlying mortgage property represents the collateral if the commitment is funded. The Company's policy for new mortgage loans on real estate is to lend no more than 75% of collateral value. Should the commitment be funded, the Company's exposure to credit loss in the event of nonperformance by the borrower is represented by the contractual amounts of these commitments less the net realizable value of the collateral. The contractual amounts also represent the cash requirements for all unfunded commitments. Commitments on mortgage loans on real estate of $360.6 million extending into 2001 were outstanding as of December 31, 2000. The Company also had $55.6 million of commitments to purchase fixed maturity securities outstanding as of December 31, 2000.

         Notional amounts of derivative financial instruments, primarily interest rate swaps, interest rate futures contracts and foreign currency swaps, significantly exceed the credit risk associated with these instruments and represent contractual balances on which calculations of amounts to be exchanged are based. Credit exposure is limited to the sum of the aggregate fair value of positions that have become favorable to NLIC, including accrued interest receivable due from counterparties. Potential credit losses are minimized through careful evaluation of counterparty credit standing, selection of counterparties from a limited group of high quality institutions, collateral agreements and other contract provisions. As of December 31, 2000, NLIC's credit risk from these derivative financial instruments was $44.8 million.

         SIGNIFICANT CONCENTRATIONS OF CREDIT RISK: The Company grants mainly commercial mortgage loans on real estate to customers throughout the United States. The Company has a diversified portfolio with no more than 22% (23% in 1999) in any geographic area and no more than 1% (2% in 1999) with any one borrower as of December 31, 2000. As of December 31, 2000, 36% (39% in 1999) of the remaining principal balance of the Company's commercial mortgage loan portfolio financed retail properties.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


         REINSURANCE: The Company has entered into reinsurance contracts to cede a portion of its individual annuity business to The Franklin Life Insurance Company (Franklin) and beginning in 2000 with Security Benefit Life Insurance Company (SBL). Total recoveries due from Franklin were $97.7 million and $143.6 million as of December 31, 2000 and 1999, respectively, while amounts due from SBL totaled $45.4 million at December 31, 2000. The contracts are immaterial to the Company's results of operations. The ceding of risk does not discharge the original insurer from its primary obligation to the policyholder. Under the terms of the contract, Franklin and SBL have each established a trust as collateral for the recoveries. The trust assets are invested in investment grade securities, the market value of which must at all times be greater than or equal to 102% and 100% of the reinsured reserves for Franklin and SBL, respectively.

(10)     PENSION PLAN AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

         The Company is a participant, together with other affiliated companies, in a pension plan covering all employees who have completed at least one year of service and who have met certain age requirements. Plan contributions are invested in a group annuity contract of NLIC. Benefits are based upon the highest average annual salary of a specified number of consecutive years of the last ten years of service. The Company funds pension costs accrued for direct employees plus an allocation of pension costs accrued for employees of affiliates whose work efforts benefit the Company.

         Pension cost (benefit) charged to operations by the Company during the years ended December 31, 2000, 1999 and 1998 were $1.9 million, $(8.3) million and $2.0 million, respectively. The Company has recorded a prepaid pension asset of $13.6 million and $13.3 million as of December 31, 2000 and 1999, respectively.

         In addition to the defined benefit pension plan, the Company, together with other affiliated companies, participates in life and health care defined benefit plans for qualifying retirees. Postretirement life and health care benefits are contributory and generally available to full time employees who have attained age 55 and have accumulated 15 years of service with the Company after reaching age 40. Postretirement health care benefit contributions are adjusted annually and contain cost-sharing features such as deductibles and coinsurance. In addition, there are caps on the Company's portion of the per-participant cost of the postretirement health care benefits. These caps can increase annually, but not more than three percent. The Company's policy is to fund the cost of health care benefits in amounts determined at the discretion of management. Plan assets are invested primarily in group annuity contracts of NLIC.

         The Company elected to immediately recognize its estimated accumulated postretirement benefit obligation (APBO), however, certain affiliated companies elected to amortize their initial transition obligation over periods ranging from 10 to 20 years.

         The Company's accrued postretirement benefit expense as of December 31, 2000 and 1999 was $51.0 million and $49.6 million, respectively and the net periodic postretirement benefit cost (NPPBC) for 2000, 1999 and 1998 was $3.8 million, $4.9 million and $4.1 million, respectively.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


         Information regarding the funded status of the pension plan as a whole and the postretirement life and health care benefit plan as a whole as of December 31, 2000 and 1999 follows:

                                                                        Pension
Benefits          Postretirement Benefits

----------------------------  ---------------------------
         (in millions)                                                   2000
     1999            2000          1999

================================================================================
===================================
         Change in benefit obligation:
         Benefit obligation at beginning of year                     $ 1,811.4
  $ 2,185.0      $    239.8    $    270.1
         Service cost                                                     81.4
       80.0            12.2          14.2
         Interest cost                                                   125.3
      109.9            18.7          17.6
         Actuarial loss (gain)                                            34.8
      (95.0)           16.1         (64.4)
         Plan settlement                                                   --
     (396.1)            --           --
         Benefits paid                                                   (71.2)
      (72.4)          (10.4)        (11.0)
         Acquired companies                                                --
        --              --           13.3

--------------------------------------------------------------------------------
-----------------------------------
         Benefit obligation at end of year                             1,981.7
    1,811.4           276.4         239.8

--------------------------------------------------------------------------------
-----------------------------------

         Change in plan assets:
         Fair value of plan assets at beginning of year                2,247.6
    2,541.9            91.3          77.9
         Actual return on plan assets                                    140.9
      161.8            12.2           3.5
         Employer contribution                                             --
       12.4            26.3          20.9
         Plan curtailment in 2000/settlement in 1999                      19.8
     (396.1)            --            --
         Benefits paid                                                   (71.2)
      (72.4)          (10.4)        (11.0)

--------------------------------------------------------------------------------
-----------------------------------
         Fair value of plan assets at end of year                      2,337.1
    2,247.6           119.4          91.3

--------------------------------------------------------------------------------
-----------------------------------

         Funded status                                                   355.4
      436.2          (157.0)       (148.5)
         Unrecognized prior service cost                                  25.0
       28.2             --            --
         Unrecognized net gains                                         (311.7)
     (402.0)          (34.1)        (46.7)
         Unrecognized net (asset) obligation at transition                (6.4)
       (7.7)            1.0           1.1

--------------------------------------------------------------------------------
-----------------------------------
         Prepaid (accrued) benefit cost                              $    62.3
  $    54.7      $   (190.1)   $   (194.1)

================================================================================
===================================

         Assumptions used in calculating the funded status of the pension plan and postretirement life and health care benefit plan were as follows:

                                                                       Pension
Benefits          Postretirement Benefits

---------------------------   ---------------------------
                                                                      2000
   1999            2000          1999

================================================================================
===================================

        Weighted average discount rate                               6.75%
  7.00%             7.50%         7.80%
        Rate of increase in future compensation levels               5.00%
  5.25%              --            --
        Assumed health care cost trend rate:
              Initial rate                                             --
    --             15.00%        15.00%
              Ultimate rate                                            --
    --              5.50%        5.50%
              Uniform declining period                                 --
    --             5 Years       5 Years

--------------------------------------------------------------------------------
-----------------------------------

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


         The components of net periodic pension cost for the pension plan as a whole for the years ended December 31, 2000, 1999 and 1998 were as follows:

         (in millions)                                                  2000
       1999            1998

================================================================================
=========================

         Service cost (benefits earned during the period)              $    81.4
       $   80.0        $   87.6
         Interest cost on projected benefit obligation                     125.3
          109.9           123.4
         Expected return on plan assets
(184.5)         (160.3)         (159.0)
         Recognized gains
(11.8)           (9.1)           (3.8)
         Amortization of prior service cost                                  3.2
            3.2             3.2
         Amortization of unrecognized transition obligation (asset)
(1.3)           (1.4)            4.2

--------------------------------------------------------------------------------
-------------------------
                                                                       $    12.3
       $   22.3        $   55.6

================================================================================
=========================

         Effective December 31, 1998, Wausau Service Corporation (WSC) ended its affiliation with Nationwide and employees of WSC ended participation in the plan resulting in a curtailment gain of $67.1 million. During 1999, the Plan transferred assets to settle its obligation related to WSC employees, resulting in a gain of $32.9 million. The spin-off of liabilities and assets was completed in the year 2000, resulting in an adjustment to the curtailment gain of $19.8 million.

         Assumptions used in calculating the net periodic pension cost for the pension plan were as follows:


   2000          1999          1998

================================================================================
================================

         Weighted average discount rate
   7.00%         6.08%         6.00%
         Rate of increase in future compensation levels
   5.25%         4.33%         4.25%
         Expected long-term rate of return on plan assets
   8.25%         7.33%         7.25%

--------------------------------------------------------------------------------
--------------------------------

         The components of NPPBC for the postretirement benefit plan as a whole for the years ended December 31, 2000,
         1999 and 1998 were as follows:


         (in millions)
   2000          1999          1998

================================================================================
================================
         Service cost (benefits attributed to employee service during the year)
   $ 12.2        $ 14.2       $   9.8
         Interest cost on accumulated postretirement benefit obligation
     18.7          17.6          15.4
         Expected return on plan assets
     (7.9)         (4.8)         (4.4)
         Amortization of unrecognized transition obligation of affiliates
      0.6           0.6           0.2
         Net amortization and deferral
     (1.3)         (0.5)          0.6

--------------------------------------------------------------------------------
--------------------------------

   $ 22.3        $ 27.1        $ 21.6

================================================================================
================================


         Actuarial assumptions used for the measurement of the NPPBC for the postretirement benefit plan for 2000, 1999 and 1998 were as follows:


   2000          1999          1998

================================================================================
================================

         Discount rate
   7.80%         6.65%         6.70%
         Long-term rate of return on plan assets, net of tax in 1999 and 1998
   8.30%         7.15%         5.83%
         Assumed health care cost trend rate:
            Initial rate
  15.00%        15.00%        12.00%
            Ultimate rate
   5.50%         5.50%         6.00%
            Uniform declining period
  5 Years       5 Years      12 Years

--------------------------------------------------------------------------------
--------------------------------

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued



         Because current plan costs are very close to the employer dollar caps, the health care cost trend has an immaterial effect on plan obligations for the postretirement benefit plan as a whole. For this reason, the effect of a one percentage point increase or decrease in the assumed health care cost trend rate on the APBO as of December 31, 2000 and on the NPPBC for the year ended December 31, 2000 was not calculated.

(11) SHAREHOLDER'S EQUITY, REGULATORY RISK-BASED CAPITAL, RETAINED EARNINGS AND DIVIDEND RESTRICTIONS

         Ohio, NLIC's and NLAIC's state of domicile, imposes minimum risk-based capital requirements that were developed by the NAIC. The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of the company's regulatory total adjusted capital, as defined by the NAIC, to its authorized control level risk-based capital, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. NLIC and NLAIC each exceed the minimum risk-based capital requirements.

         The statutory capital and surplus of NLIC as of December 31, 2000, 1999 and 1998 was $1.28 billion, $1.35 billion and $1.32 billion, respectively. The statutory net income of NLIC for the years ended December 31, 2000, 1999 and 1998 was $158.7 million, $276.2 million and $171.0 million, respectively.

         The NAIC completed a project to codify statutory accounting principles (Codification), which is effective January 1, 2001 for NLIC and its insurance company subsidiary. The resulting change to NLIC's January 1, 2001 surplus was an increase of approximately $80.0 million. The significant change for NLIC, as a result of Codification, was the recording of deferred taxes, which were not recorded prior to the adoption of Codification.

         The Company is limited in the amount of shareholder dividends it may pay without prior approval by the Department. As of December 31, 2000 no dividends could be paid by NLIC without prior approval.

         In addition, the payment of dividends by NLIC may also be subject to restrictions set forth in the insurance laws of New York that limit the amount of statutory profits on NLIC's participating policies (measured before dividends to policyholders) that can inure to the benefit of the Company and its shareholders.

         The Company currently does not expect such regulatory requirements to impair its ability to pay operating expenses and shareholder dividends in the future.

(12)     TRANSACTIONS WITH AFFILIATES

         During second quarter 1999, the Company entered into a modified coinsurance arrangement to reinsure the 1999 operating results of an affiliated company, Employers Life Insurance Company of Wausau (ELOW) retroactive to January 1, 1999. In September 1999, NFS acquired ELOW for $120.8 million and immediately merged ELOW into NLIC terminating the modified coinsurance arrangement. Because ELOW was an affiliate, the Company accounted for the merger similar to poolings-of-interests; however, prior period financial statements were not restated due to immateriality. The reinsurance and merger combined contributed $1.46 million to net income in 1999.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


         The Company has a reinsurance agreement with NMIC whereby all of the Company's accident and health business is ceded to NMIC on a modified coinsurance basis. The agreement covers individual accident and health business for all periods presented and group and franchise accident and health business since July 1, 1999. Either party may terminate the agreement on January 1 of any year with prior notice. Prior to July 1, 1999 group and franchise accident and health business and a block of group life insurance policies were ceded to ELOW under a modified coinsurance agreement. Under a modified coinsurance agreement, invested assets are retained by the ceding company and investment earnings are paid to the reinsurer. Under the terms of the Company's agreements, the investment risk associated with changes in interest rates is borne by the reinsurer. Risk of asset default is retained by the Company, although a fee is paid to the Company for the retention of such risk. The ceding of risk does not discharge the original insurer from its primary obligation to the policyholder. The Company believes that the terms of the modified coinsurance agreements are consistent in all material respects with what the Company could have obtained with unaffiliated parties. Revenues ceded to NMIC and ELOW for the years ended December 31, 2000, 1999 and 1998 were $170.1 million, $193.0 million, and $216.9 million, respectively, while benefits, claims and expenses ceded were $168.0 million, $197.3 million and $259.3 million, respectively.

         Pursuant to a cost sharing agreement among NMIC and certain of its direct and indirect subsidiaries, including the Company, NMIC provides certain operational and administrative services, such as sales support, advertising, personnel and general management services, to those subsidiaries. Expenses covered by such agreement are subject to allocation among NMIC and such subsidiaries. Measures used to allocate expenses among companies include individual employee estimates of time spent, special cost studies, salary expense, commission expense and other methods agreed to by the participating companies that are within industry guidelines and practices. In addition, beginning in 1999 Nationwide Services Company, a subsidiary of NMIC, provides computer, telephone, mail, employee benefits administration, and other services to NMIC and certain of its direct and indirect subsidiaries, including the Company, based on specified rates for units of service consumed. For the years ended December 31, 2000, 1999 and 1998, the Company made payments to NMIC and Nationwide Services Company totaling $150.3 million, $124.1 million, and $95.0 million, respectively. The Company does not believe that expenses recognized under these agreements are materially different than expenses that would have been recognized had the Company operated on a stand-alone basis.

         The Company leases office space from NMIC and certain of its subsidiaries. For the years ended December 31, 2000, 1999 and 1998, the Company made lease payments to NMIC and its subsidiaries of $14.1 million, $9.9 million and $8.0 million, respectively.

         The Company also participates in intercompany repurchase agreements with affiliates whereby the seller will transfer securities to the buyer at a stated value. Upon demand or after a stated period, the seller will repurchase the securities at the original sales price plus a price differential. Transactions under the agreements during 2000, 1999 and 1998 were not material. The Company believes that the terms of the repurchase agreements are materially consistent with what the Company could have obtained with unaffiliated parties.

         The Company and various affiliates entered into agreements with Nationwide Cash Management Company (NCMC), an affiliate, under which NCMC acts as a common agent in handling the purchase and sale of short-term securities for the respective accounts of the participants. Amounts on deposit with NCMC were $321.1 million and $411.7 million as of December 31, 2000 and 1999, respectively, and are included in short-term investments on the accompanying consolidated balance sheets.

         Certain annuity products are sold through affiliated companies, which are also subsidiaries of NFS. Total commissions and fees paid to these affiliates for the three years ended December 31, 2000 were $65.0 million, $79.7 million and $74.9 million, respectively.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


(13)     BANK LINES OF CREDIT

         Also available as a source of funds to the Company is a $1 billion revolving credit facility entered into by NFS, NLIC and NMIC. The facility is comprised of a five year $700 million agreement and a 364 day $300 million agreement with a group of national financial institutions. The facility provides for several and not joint liability with respect to any amount drawn by any party. The facility provides covenants, including, but not limited to, requirements that NLIC maintain statutory surplus in excess of $935 million. The Company had no amounts outstanding under this agreement as of December 31, 2000. Of the total facility, $300 million is designated to back NLIC's $300 million commercial paper program. Therefore, borrowing capacity under this facility would be reduced by the amount of any commercial paper outstanding.

(14)     CONTINGENCIES

         On October 29, 1998, the Company was named in a lawsuit filed in Ohio state court related to the sale of deferred annuity products for use as investments in tax-deferred contributory retirement plans (Mercedes Castillo v. Nationwide Financial Services, Inc., Nationwide Life Insurance Company and Nationwide Life and Annuity Insurance Company). On May 3, 1999, the complaint was amended to, among other things, add Marcus Shore as a second plaintiff. The amended complaint is brought as a class action on behalf of all persons who purchased individual deferred annuity contracts or participated in group annuity contracts sold by the Company and the other named Company affiliates which were used to fund certain tax-deferred retirement plans. The amended complaint seeks unspecified compensatory and punitive damages. No class has been certified. On June 11, 1999, the Company and the other named defendants filed a motion to dismiss the amended complaint. On March 8, 2000, the court denied the motion to dismiss the amended complaint filed by the Company and other named defendants. The Company intends to defend this lawsuit vigorously.

(15)     SEGMENT INFORMATION

         The Company has redefined its business segments in order to align this disclosure with the way management currently views its core operations. This updated view better reflects the different economics of the Company's various businesses and also aligns well with the current market focus. As a result, the Company now reports three product segments: Individual Annuity, Institutional Products and Life Insurance. In addition, the Company reports certain other revenues and expenses in a Corporate segment. All 1999 and 1998 amounts have been restated to reflect the new business segments.

         The Individual Annuity segment consists of both variable and fixed annuity contracts. Individual annuity contracts provide the customer with tax-deferred accumulation of savings and flexible payout options including lump sum, systematic withdrawal or a stream of payments for life. In addition, variable annuity contracts provide the customer with access to a wide range of investment options and asset protection in the event of an untimely death, while fixed annuity contracts generate a return for the customer at a specified interest rate fixed for a prescribed period. The Company's individual annuity products consist of single premium deferred annuities, flexible premium deferred annuities and single premium immediate annuities.

         The Institutional Products segment is comprised of the Company's group pension and payroll deduction business, both public and private sectors, and medium-term note program. The public sector includes the 457 business in the form of fixed and variable annuities. The private sector includes the 401(k) business generated through fixed and variable annuities.

         The Life Insurance segment consists of insurance products, including universal life insurance, corporate-owned life insurance and bank-owned life insurance products, which provide a death benefit and also allow the customer to build cash value on a tax-advantaged basis.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


         In addition to the product segments, the Company reports a Corporate segment. The Corporate segment includes net investment income not allocated to the three product segments, certain revenues and expenses of the Company's investment advisory and broker/dealer subsidiary, unallocated expenses and interest expense on short-term borrowings. In addition to these operating revenues and expenses, the Company also reports net realized gains and losses on investments in the Corporate segment.

         The following table summarizes the financial results of the Company's business segments for the years ended December 31, 2000, 1999 and 1998.

                                                          Individual
Institutional      Life
         (in millions)                                      Annuity
Products       Insurance   Corporate     Total

================================================================================
===================================
         2000:
         Net investment income                            $   483.2     $
827.4     $   289.2    $    55.1     $ 1,654.9
         Other operating revenue                              625.9
251.6         453.9         17.0       1,348.4

--------------------------------------------------------------------------------
-----------------------------------
            Total operating revenue(1)                      1,109.1
1,079.0         743.1         72.1       3,003.3

--------------------------------------------------------------------------------
-----------------------------------
         Interest credited to policyholder
            account balances                                  396.4
628.8         157.2         --         1,182.4
         Amortization of deferred policy
            acquisition costs                                 238.7
49.2          64.2         --           352.1
         Interest expense on short-term
            borrowings                                         --            --
          --            1.3           1.3
         Other benefits and expenses                          192.3
170.3         368.8         33.7         765.1

--------------------------------------------------------------------------------
-----------------------------------
            Total expenses                                    827.4
848.3         590.2         35.0       2,300.9

--------------------------------------------------------------------------------
-----------------------------------
         Operating income before
            federal income tax                                281.7
230.7         152.9         37.1         702.4
         Realized losses on investments                        --            --
          --          (19.4)        (19.4)

--------------------------------------------------------------------------------
-----------------------------------
         Income before
            federal income tax                            $   281.7     $
230.7     $   152.9    $    17.7     $   683.0

================================================================================
===================================

         Assets as of year end                            $45,422.5
$37,217.3     $ 8,103.3    $ 1,824.2     $92,567.3

--------------------------------------------------------------------------------
-----------------------------------

         1999:
         Net investment income                            $   458.9     $
771.2     $   253.1    $    37.6     $ 1,520.8
         Other operating revenue                              511.4
211.9         393.0         66.1       1,182.4

--------------------------------------------------------------------------------
-----------------------------------
            Total operating revenue(1)                        970.3
983.1         646.1        103.7       2,703.2

--------------------------------------------------------------------------------
-----------------------------------
         Interest credited to policyholder
            account balances                                  384.9
580.9         130.5         --         1,096.3
         Amortization of deferred policy
            acquisition costs                                 170.9
41.6          60.1         --           272.6
         Other benefits and expenses                          155.3
142.8         334.7         83.4         716.2

--------------------------------------------------------------------------------
-----------------------------------
            Total expenses                                    711.1
765.3         525.3         83.4       2,085.1

--------------------------------------------------------------------------------
-----------------------------------
         Operating income before
            federal income tax                                259.2
217.8         120.8         20.3         618.1
         Realized losses on investments                        --            --
          --          (11.6)        (11.6)

--------------------------------------------------------------------------------
-----------------------------------
         Income before
            federal income tax                            $   259.2     $
217.8     $   120.8    $     8.7     $   606.5

================================================================================
===================================

         Assets as of year end                            $45,667.8
$39,045.1     $ 6,616.7    $ 1,346.3     $92,675.9

--------------------------------------------------------------------------------
-----------------------------------

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


                                                            Individual
Institutional     Life
         (in millions)                                        Annuity
Products     Insurance   Corporate     Total

================================================================================
===================================
         1998:
         Net investment income                              $   431.7     $
784.7     $   225.6    $    39.6    $ 1,481.6
         Other operating revenue                                412.6
167.8         318.5         66.8        965.7

--------------------------------------------------------------------------------
-----------------------------------
            Total operating revenue(1)                          844.3
952.5         544.1        106.4      2,447.3

--------------------------------------------------------------------------------
-----------------------------------
         Interest credited to policyholder
            account balances                                    357.9
595.7         115.4         --        1,069.0
         Amortization of deferred policy
            acquisition costs                                   129.2
38.9          46.4         --          214.5
         Other benefits and expenses                            125.7
137.5         293.5         78.4        635.1

--------------------------------------------------------------------------------
-----------------------------------
            Total expenses                                      612.8
772.1         455.3         78.4      1,918.6

--------------------------------------------------------------------------------
-----------------------------------
         Operating income before federal
             income tax                                         231.5
180.4          88.8         28.0        528.7
         Realized gains on investments                           --
--            --           28.4         28.4

--------------------------------------------------------------------------------
-----------------------------------
         Income before
            federal income tax                              $   231.5     $
180.4     $    88.8    $    56.4    $   557.1

================================================================================
===================================

         Assets as of year end                              $36,641.8
$30,618.4     $ 5,187.6    $ 1,894.3    $74,342.1

--------------------------------------------------------------------------------
-----------------------------------

         ----------
         1     Excludes net realized gains and losses on investments.

         The Company has no significant revenue from customers located outside of the United States nor does the Company have any significant long-lived assets located outside the United States.

                NATIONWIDE LIFE INSURANCE COMPANY - CONSOLIDATED
                         COSOLIDATED GAAP BALANCE SHEET
                                 MARCH 31, 2001
================================================================================


CONSOLIDATED

GAAP                COMBINED
                                                                           DEC.
31, 2000          NLIC/NLAIC

-----------------      ---------------
Assets:
              Invested Assets:
                          Fixed Maturities-Held to Maturity
       0                     0
                          Fixed Maturities-Available for Sale
15,443,016,627                     0
                          Fixed Maturities-Trading
       0                     0
                          Equity Securities
108,966,795                     0
                          Mortgage Loans on Real Estate
6,168,336,058                     0
                          Real Estate Owned
310,642,154                     0
                          Policy Loans
562,612,397                     0
                          Other Invested Assets
101,798,509                     0
                          Short Term Investments
442,567,267                     0

               ---------------
                                               Total Invested Assets
23,137,939,807                     0

               ---------------

              Cash
18,427,358                     0

              Accrued Investment Income
251,421,764                     0

              Deferred Policy Acquisition Costs
2,865,599,567                     0

              Deferred Federal Income Tax Asset
       0                     0

              Investment in Subsidiaries Classified
                          as Discontinued Operations
       0

                          Investment in Subsidiaries
      (2)                    0
                          Fixed Assets, net
       0                     0
                          All Other Assets
396,703,835                     0

---------------       ---------------

              Other Assets
396,703,833                     0

              Assets Held in Separate Accounts
65,897,207,095                     0

---------------       ---------------


                                                        Total Assets
92,567,299,424                     0

===============       ===============




NAS                NFAC                  NISC

---------------      ---------------      ---------------
              Invested Assets:
                          Fixed Maturities-Held to Maturity
       0                    0                    0
                          Fixed Maturities-Available for Sale
       0                    0                    0
                          Fixed Maturities-Trading
       0                    0                    0
                          Equity Securities
       0                    0                    0
                          Mortgage Loans on Real Estate
       0                    0                    0
                          Real Estate Owned
       0                    0                    0
                          Policy Loans
       0                    0                    0
                          Other Invested Assets
       0                    0                    0
                          Short Term Investments
       0                    0                    0

---------------      ---------------      ---------------
                                               Total Invested Assets
       0                    0                    0

---------------      ---------------      ---------------

              Cash
       0                    0                    0

              Accrued Investment Income
       0                    0                    0

              Deferred Policy Acquisition Costs
       0                    0                    0

              Deferred Federal Income Tax Asset
       0                    0                    0

              Investment in Subsidiaries Classified
                          as Discontinued Operations

                          Investment in Subsidiaries
       0                    0                    0
                          Fixed Assets, net
       0                    0                    0
                          All Other Assets
       0                    0                    0

---------------      ---------------      ---------------

              Other Assets
       0                    0                    0

              Assets Held in Separate Accounts
       0                    0                    0

---------------      ---------------      ---------------


                                                        Total Assets
       0                    0                    0

===============      ===============      ===============




                    ELIM

                     REF

---------------      ---------------
              Invested Assets:
                          Fixed Maturities-Held to Maturity
       0
                          Fixed Maturities-Available for Sale
       0
                          Fixed Maturities-Trading
       0
                          Equity Securities
       0
                          Mortgage Loans on Real Estate
       0
                          Real Estate Owned
       0
                          Policy Loans
       0
                          Other Invested Assets
       0
                          Short Term Investments
       0

---------------      ---------------
                                               Total Invested Assets
       0

---------------      ---------------

              Cash
       0

              Accrued Investment Income
       0

              Deferred Policy Acquisition Costs
       0

              Deferred Federal Income Tax Asset
       0

              Investment in Subsidiaries Classified
                          as Discontinued Operations

                          Investment in Subsidiaries
       0                    1
                          Fixed Assets, net
       0
                          All Other Assets
       0                    2

---------------

              Other Assets
       0

              Assets Held in Separate Accounts
       0

---------------


                                                        Total Assets
       0

===============




DR (CR)                    Consolidated

ELIMINATION                      GAAP

ENTRIES                   JAN. 00, 1900

------------            -----------------------

Assets:
              Invested Assets:
                          Fixed Maturities-Held to Maturity
                                         0
                          Fixed Maturities-Available for Sale
                                         0
                          Fixed Maturities-Trading
                                         0
                          Equity Securities
                                         0
                          Mortgage Loans on Real Estate
                                         0
                          Real Estate Owned
                                         0
                          Policy Loans
                                         0
                          Other Invested Assets
                                         0
                          Short Term Investments
                                         0

------------            -----------------------
                                               Total Invested Assets
      0                                  0

------------            -----------------------

              Cash
                                         0

              Accrued Investment Income
                                         0

              Deferred Policy Acquisition Costs
                                         0

              Deferred Federal Income Tax Asset
                                         0

              Investment in Subsidiaries Classified
                          as Discontinued Operations
                                         0

                          Investment in Subsidiaries
      0                                  0
                          Fixed Assets, net
                                         0
                          All Other Assets
      0                                  0

------------

                    -----------------------
              Other Assets
      0                                  0

              Assets Held in Separate Accounts
                                         0

------------

                    -----------------------

                                                        Total Assets
      0                                  0

============            =======================


                NATIONWIDE LIFE INSURANCE COMPANY - CONSOLIDATED
                         COSOLIDATED GAAP BALANCE SHEET
                                 MARCH 31, 2001


CONSOLIDATED

    GAAP           COMBINED

DEC. 31, 2000      NLIC/NLAIC

---------------------  -----------------
Liabilities:
              Future Policy Benefits and Contract Claims
22,183,648,565                   0

              Policyholder Dividend Accumulations
           0                   0

              Other Policyholder Funds
           0                   0

              Accrued Federal Income Tax:
                          Current
           0                   0
                          Deferred
           0                   0

---------------     ---------------
                                     Total Accrued Federal income Tax
           0                   0

---------------     ---------------

              Funds Withheld on Coinsurance
                               0

              Dividends Payable to Shareholder
                               0

              Other Liabilities
1,283,547,094                   0

              Liabilities Related to Separate Accounts
65,897,207,095                   0

---------------     ---------------


                                                    Total Liabilities
89,364,402,754                   0

===============     ===============

Shareholder's Equity:
              Capital Shares *
   3,814,779                   0

              Additional Paid In Capital *
 646,067,007                   0

              Retained Earnings *
2,441,317,229                   0

                          Unrealized Holding Gains/Losses *
 106,279,739                   0
                          Unrealized Gains/Losses (Equity Sec.) *
   5,417,918                   0
                          Unrealized Gains/Losses (Derivative Sec.) *
           0                   0

---------------     ---------------
              Unrealized Gains/Losses, net *
 111,697,657                   0

---------------     ---------------

                                         Total Shareholder's Equity *
3,202,896,672                   0
                                                    Total Liabilities
89,364,402,754                   0

                          Current Net Income of Subsidiaries
  (5,016,913)                  0
                          Current Change, URHG/L of Subsidiaries
   6,850,104                   0
                          Current Change, URG/L (ES) of Subsidiaries
  (1,833,191)                  0
                          Current Change, URG/L (Drv) of Subsidiaries
           0                   0
                          Capital Contribution from NLIC
           0                   0
                          Dividends Paid to Nationwide Life
           0                   0

---------------     ---------------
                            Total Liabilities and Shareholder's Equity
92,567,299,426                   0

===============     ===============

                                                            Balancing
          (2)                  0
                                    Total Ending Shareholder's Equity
3,202,896,672                   0

===============     ===============

                                                                        * -
Amounts are Prior Year-End for Subsidiaries

                          Components of Shareholder's Equity:
                          Capital Shares
   3,814,779                   0
                          Additional Paid In Capital
 646,067,007                   0
                          Retained Earnings
2,436,300,316                   0
                          Unrealized Gains/Losses-Debt Sec
 113,129,843                   0
                          Unrealized Gains/Losses-Equity Sec
   3,584,727                   0
                          Unrealized Gains/Losses-Derivative Sec
           0                   0

---------------     ---------------
                                        Total Unrealized Gains/Losses
 116,714,570                   0

---------------     ---------------
                                           Total Shareholder's Equity
3,202,896,672                   0

===============     ===============


    NAS             NFAC                NISC

---------------    ---------------    ---------------
Liabilities:
              Future Policy Benefits and Contract Claims
           0                  0                  0

              Policyholder Dividend Accumulations
                                              --

              Other Policyholder Funds
                                              --

              Accrued Federal Income Tax:
                          Current
                                              --
                          Deferred
                                                 0

---------------    ---------------    ---------------
                                     Total Accrued Federal income Tax
           0                  0                  0

---------------    ---------------    ---------------

              Funds Withheld on Coinsurance
           0                  0                  0

              Dividends Payable to Shareholder
           0

              Other Liabilities
           0                  0                  0

              Liabilities Related to Separate Accounts
           0                  0                  0


---------------    ---------------    ---------------



                                                    Total Liabilities
           0                  0                  0

===============    ===============    ===============

Shareholder's Equity:
              Capital Shares *
           0                  0                  0

              Additional Paid In Capital *
           0                  0                  0

              Retained Earnings *
           0                  0                  0

                          Unrealized Holding Gains/Losses *
           0                  0                  0
                          Unrealized Gains/Losses (Equity Sec.) *
           0                  0                  0
                          Unrealized Gains/Losses (Derivative Sec.) *
           0                  0                  0


---------------    ---------------    ---------------
              Unrealized Gains/Losses, net *
           0                  0                  0

---------------    ---------------    ---------------

                                         Total Shareholder's Equity *
           0                  0                  0
                                                    Total Liabilities
           0                  0                  0

                          Current Net Income of Subsidiaries
           0                  0                  0
                          Current Change, URHG/L of Subsidiaries
           0                  0                  0
                          Current Change, URG/L (ES) of Subsidiaries
           0                  0                  0
                          Current Change, URG/L (Drv) of Subsidiaries
           0                  0                  0
                          Capital Contribution from NLIC
           0                  0                  0
                          Dividends Paid to Nationwide Life
           0                  0                  0


---------------    ---------------    ---------------
                           Total Liabilities and Shareholder's Equity
           0                  0                  0

===============    ===============    ===============

                                                            Balancing
           0                  0                  0
                                    Total Ending Shareholder's Equity
           0                  0                  0


===============    ===============    ===============

                          * - Amounts are Prior Year-End for Subsidiaries

                          Components of Shareholder's Equity:
                          Capital Shares
           0                  0                  0
                          Additional Paid In Capital
           0                  0                  0
                          Retained Earnings
           0                  0                  0
                          Unrealized Gains/Losses-Debt Sec
           0                  0                  0
                          Unrealized Gains/Losses-Equity Sec
           0                  0                  0
                          Unrealized Gains/Losses-Derivative Sec
           0                  0                  0

---------------    ---------------    ---------------
                                        Total Unrealized Gains/Losses
           0                  0                  0

---------------    ---------------    ---------------
                                           Total Shareholder's Equity
           0                  0                  0

===============    ===============    ===============



                                         DR(CR)

                     ELIM             ELIMINATION

                      REF               ENTRIES

---------------    ---------------    ---------------
Liabilities:
              Future Policy Benefits and Contract Claims
           0

              Policyholder Dividend Accumulations
           0

              Other Policyholder Funds
           0

              Accrued Federal Income Tax:
                          Current
           0

---------------                       ---------------
                                     Total Accrued Federal income Tax
           0                                     0

---------------                       ---------------

              Funds Withheld on Coinsurance
        --


              Other Liabilities
           0                  4                  0

              Liabilities Related to Separate Accounts
           0                  0


---------------                       ---------------



                                                    Total Liabilities
           0                                     0

===============                       ===============

Shareholder's Equity:
              Capital Shares *
           0                  5                  0

              Additional Paid In Capital *
           0                  6                  0

              Retained Earnings *
           0                  7                  0

                          Unrealized Holding Gains/Losses *
           0                  8                  0
                          Unrealized Gains/Losses (Equity Sec.) *
           0                  9                  0
                          Unrealized Gains/Losses (Derivative Sec.) *
           0


---------------                       ---------------
              Unrealized Gains/Losses, net *
           0                                     0

---------------                       ---------------

                                         Total Shareholder's Equity *
           0                                     0
                                                    Total Liabilities
           0

                          Current Net Income of Subsidiaries
           0
                          Current Change, URHG/L of Subsidiaries
           0
                          Current Change, URG/L (ES) of Subsidiaries
           0
                          Current Change, URG/L (Drv) of Subsidiaries
           0
                          Capital Contribution from NLIC
           0                 10                  0
                          Dividends Paid to Nationwide Life
           0


---------------                       ---------------
                           Total Liabilities and Shareholder's Equity
           0                                     0

===============                       ===============

                                                            Balancing
           0                                  --
                                    Total Ending Shareholder's Equity
           0


===============                       ===============

                                                                        * -
Amounts are Prior Year-End for Subsidiaries

                          Components of Shareholder's Equity:
                          Capital Shares
           0                                     0
                          Additional Paid In Capital
           0                                     0
                          Retained Earnings
           0                                     0
                          Unrealized Gains/Losses-Debt Sec
           0                                     0
                          Unrealized Gains/Losses-Equity Sec
           0                                     0
                          Unrealized Gains/Losses-Derivative Sec
           0                                     0

---------------                       ---------------
                                        Total Unrealized Gains/Losses
           0                                     0

---------------                       ---------------
                                           Total Shareholder's Equity
           0                                     0

===============                       ===============



Consolidated

  GAAP

JAN. 00, 1900

---------------
Liabilities:
              Future Policy Benefits and Contract Claims
           0

              Policyholder Dividend Accumulations
           0

              Other Policyholder Funds
           0

              Accrued Federal Income Tax:
                          Current
           0
                          Deferred
           0

---------------
                                     Total Accrued Federal income Tax
           0

---------------
              Funds Withheld on Coinsurance
           0

              Dividends Payable to Shareholder
           0

              Other Liabilities
           0

              Liabilities Related to Separate Accounts
           0

---------------

                                                    Total Liabilities
           0

===============
Shareholder's Equity:
              Capital Shares *
           0

              Additional Paid In Capital *
           0

              Retained Earnings *
           0

                          Unrealized Holding Gains/Losses *
           0
                          Unrealized Gains/Losses (Equity Sec.) *
           0
                          Unrealized Gains/Losses (Derivative Sec.)*
           0

---------------
              Unrealized Gains/Losses, net *
           0

---------------

                                         Total Shareholder's Equity *
           0
                                                    Total Liabilities
           0

                          Current Net Income of Subsidiaries
           0
                          Current Change, URHG/L of Subsidiaries
           0
                          Current Change, URG/L(ES) of Subsidiaries
           0
                          Current Change, URG/L (Drv) of Subsidiaries
           0
                          Capital Contribution from NLIC
           0
                          Dividends Paid to Nationwide Life
           0


---------------
                           Total Liabilities and Shareholder's Equity
           0

===============

                                                            Balancing
           0
                                    Total Ending Shareholder's Equity
           0


===============

                                                                          * -
Amounts are Prior Year-End for Subsidiaries

                          Components of Shareholder's Equity:

                          Capital Shares
           0
                          Addition Paid In Capital
           0
                          Retained Earnings
           0
                          Unrealized Gains/Losses-Debt Sec
           0
                          Unrealized Gains/Losses-Equity Sec.
           0
                          Unrealized Gains/Losses-Derivative Sec
           0

---------------
                                        Total Unrealized Gains/Losses
           0

---------------
                                           Total Shareholder's Equity
           0

===============

                       Nationwide Life Insurance Company - Consolidated Summation of Balance Sheet Elimination Adjusting Entries March 31, 2001
================================================================================

                       SUMMATION OF BALANCE SHEET ELIMINATION ADJUSTMENTS:

                   1   INVESTMENT IN SUBSIDIARIES (OTHER ASSETS):

                                                                 NAS
                 0

                 0

--------------------------

                 0

==========================

                   2    ALL OTHER ASSETS (OTHER ASSETS):


                                                                 NAS
                 0
                                                                NFAC
                 0
                                                                NISC
                 0

                 0

--------------------------

                 0

==========================

                   3







                   4    OTHER LIABILITIES:

                                                                 NAS
                 0
                                                                NFAC
                 0
                                                                NISC
                 0

                 0

---------------------------

                 0

===========================

                   5    CAPITAL SHARES:

                                                                 NAS
                 0
                                                                NFAC
                 0
                                                                NISC
                 0

                 0

--------------------------

                 0

==========================



                           6       Additional Paid In Capital:

                                         NAS                       0
                                        NFAC                       0
                                        NISC                       0
                                                                   0
                                                         -----------
                                                                   0
                                                         ===========

                           7       Retained Earnings:

                                         NAS                       0
                                        NFAC                       0
                                        NISC                       0
                                                                   0
                                                         ------------
                                       Total                       0
                                                         ============

                           8       Unrealized Holding Gain/Loss (Debt
Securities):



                                                         ------------

                                                         ============

                           9       Unrealized Gain/Loss (Equity Securities):





                                                         ------------

                                                         ============

                           10      Capital Contributions:

                                         NAS                       0
                                        NFAC                       0
                                        NISC                       0
                                                                   0
                                                         -----------
                                                                   0
                                                         ===========




Nationwide Life Insurance Company - Consolidated
Consolidated GAAP Income Statement
March 31, 2001
================================================================================

CONSOLIDATED

GAAP                                 COMBINED
                                                                         DEC.
31, 2000                           NLIC/NLAIC

--------------                        --------------
Revenues:
              Traditional Life Insurance Premiums
239,956,163                                     0

              Accident and Health Insurance Premiums
    0                                     0

              Invest. and Univ. Life Ins. Prod. Policy Charges
1,091,385,202                                     0

              Net Investment Income
1,654,891,860                                     0




              Equity in income of subsidiaries
   (2)                                    0






              Realized Gains (Losses) on Investments
(19,371,355)                                    0

              Other Income
16,997,849                                     0


--------------                        --------------
                                                      Total Revenues
2,983,859,717                                     0

--------------                        --------------

Benefits and Expenses:
              Future Policy Benefits and Contract Claims
1,423,981,996                                     0

              Provision for Policyholders' Dividends
44,571,171                                     0

              Amortization of Deferred Policy Acquisition Costs
352,137,169                                     0

              Interest Expense on Debt
1,270,942                                     0

              Commissions
766,525,571                                     0

              Capitalization
(778,887,476)                                    0

              Other Operating Costs and Expenses
491,254,890                                     0


--------------                        --------------
                                         Total Benefits and Expenses
2,300,854,263                                     0

--------------                        --------------

                                   Income from Continuing Operations
                                   Before Federal Income Tax Expense
683,005,454                                     0

--------------                        --------------

Federal Income Tax Expense (Benefit):
              Current Expense (Benefit)
78,058,154                                     0
              Deferred Expense (Benefit)
129,672,632                                     0

--------------                        --------------
                           Total Federal Income Tax Expense (Benefit)
207,730,786                                     0

--------------                        --------------

                                   Income from Continuing Operations
475,274,668                                     0

Income (Loss) from Discontinued Operations
    0                                     0


--------------                        --------------
                                                          Net Income
475,274,668                                     0

==============                        ==============








NAS                  NFAC             NISC

-----------------        ----------      ------------
Revenues:
              Traditional Life Insurance Premiums
    0                0                0

              Accident and Health Insurance Premiums
    0                0                0

              Invest. and Univ. Life Ins. Prod. Policy Charges
    0                0                0

              Net Investment Income
    0                0                0




              Equity in income of subsidiaries
    0                0





              Realized Gains (Losses) on Investments
    0                0                0

              Other Income
    0                0                0


--------------   --------------   --------------
                                                      Total Revenues
    0                0                0

--------------   --------------   --------------

Benefits and Expenses:
              Future Policy Benefits and Contract Claims
    0                0                0

              Provision for Policyholders' Dividends
    0                0                0

              Amortization of Deferred Policy Acquisition Costs
    0                0                0

              Interest Expense on Debt
    0                0                0

              Commissions
    0                0                0

              Capitalization


              Other Operating Costs and Expenses
    0                0                0


--------------   --------------   --------------
                                         Total Benefits and Expenses
    0                0                0

--------------   --------------   --------------

                                   Income from Continuing Operations
                                   Before Federal Income Tax Expense
    0                0                0

--------------   --------------   --------------

Federal Income Tax Expense (Benefit):
              Current Expense (Benefit)
    0                0                0
              Deferred Expense (Benefit)
    0                0                0

--------------   --------------   --------------
                           Total Federal Income Tax Expense (Benefit)
    0                0                0

--------------   --------------   --------------

                                   Income from Continuing Operations
    0                0                0

Income (Loss) from Discontinued Operations
    0


--------------   --------------   --------------
                                                          Net Income
    0                0                0

==============   ==============   ==============






                                ELIM

                                 REF

    ------------             ------------
Revenues:
              Traditional Life Insurance Premiums
              0

              Accident and Health Insurance Premiums
              0

              Invest. and Univ. Life Ins. Prod. Policy Charges
              0

              Net Investment Income
              0




              Equity in income of subsidiaries
                                 NAS

                                NFAC

                                NISC



              Realized Gains (Losses) on Investments
              0

              Other Income
              0


    ------------
                                                      Total Revenues
              0

    ------------

Benefits and Expenses:
              Future Policy Benefits and Contract Claims
              0

              Provision for Policyholders' Dividends
              0

              Amortization of Deferred Policy Acquisition Costs
              0

              Interest Expense on Debt
              0

              Commissions
              0

              Capitalization


              Other Operating Costs and Expenses



    ------------
                                         Total Benefits and Expenses
              0

    ------------

                                   Income from Continuing Operations
                                   Before Federal Income Tax Expense
              0

    ------------

Federal Income Tax Expense (Benefit):
              Current Expense (Benefit)
              0
              Deferred Expense (Benefit)
              0

    ------------
                           Total Federal Income Tax Expense (Benefit)
              0

    ------------

                                   Income from Continuing Operations
              0

Income (Loss) from Discontinued Operations



    ------------
                                                          Net Income
              0

    ============




 DR (CR)                    CONSOLIDATED

ELIMINATION                      GAAP

 ENTRIES                   JAN. 00, 1900

------------            -----------------------
Revenues:
              Traditional Life Insurance Premiums
                                            0

              Accident and Health Insurance Premiums
                                            0

              Invest. and Univ. Life Ins. Prod. Policy Charges
                                            0

              Net Investment Income
                                            0




              Equity in income of subsidiaries
         0                                  0

         0

         0

         0

              Realized Gains (Losses) on Investments
                                            0

              Other Income
                                            0


------------            -----------------------
                                                      Total Revenues
         0                                  0

------------            -----------------------

Benefits and Expenses:
              Future Policy Benefits and Contract Claims
                                            0

              Provision for Policyholders' Dividends
                                            0

              Amortization of Deferred Policy Acquisition Costs
                                            0

              Interest Expense on Debt
                                            0

              Commissions
                                            0

              Capitalization
                                            0

              Other Operating Costs and Expenses
                                            0


------------            -----------------------
                                         Total Benefits and Expenses
         0                                  0

------------            -----------------------

                                   Income from Continuing Operations
                                   Before Federal Income Tax Expense
         0                                  0

------------            -----------------------

Federal Income Tax Expense (Benefit):
              Current Expense (Benefit)
                                            0
              Deferred Expense (Benefit)
                                            0

------------            -----------------------
                           Total Federal Income Tax Expense (Benefit)
         0                                  0

------------            -----------------------

                                   Income from Continuing Operations
         0                                  0

Income (Loss) from Discontinued Operations
                                            0


------------            -----------------------
                                                          Net Income
         0                                  0

============            =======================

NATIONWIDE LIFE INSURANCE COMPANY - CONSOLIDATED
CONSOLIDATED ROLLFORWARD OF GAAP SHAREHOLDER'S EQUITY
MARCH 31, 2001
================================================================================
==============================

COMPONENTS OF ENDING NLIC CONSOLIDATED GAAP SHAREHOLDER'S EQUITY

                                                     DEC. 31, 2000
          MAR. 31, 2001
                                               ---------------------------
     ------------------------

Capital Shares                                                  3,814,779
                           0

Aditional Paid in Capital                                     646,067,007
                           0

Retained Earnings                                           2,436,300,316
                           0

Unrealized Gains (Losses), net                                116,714,570
                           0

                                               ---------------------------
     ------------------------
                                     Total                  3,202,896,672
                           0
                                               ===========================
     ========================
                                                                        0
                           0


ROLLFORWARD OF NLIC CONSOLIDATED GAAP SHAREHOLDER'S EQUITY

December 31, 2000
               3,202,896,672

Capital Contributions Received:

             January 00, 1900                                           0
             January 00, 1900                                           0

                                               ---------------------------
      Total Capital Contributions Received
                           0

Dividends to Shareholder:
             January 00, 1900                                           0
             January 00, 1900                                           0
             January 00, 1900                                           0

                                               ---------------------------
            Total Dividends to Shareholder
                           0

NLIC Consolidated Net Income
                           0

Change in Unrealized Gains (Losses), net

             January 00, 1900                                           0

                                               ---------------------------
Change in Unrealized Gains (Losses), net
                           0


     ------------------------
March 31, 2001
               3,202,896,672

     ========================

               3,202,896,672


COMPONENTS OF ENDING NLIC CONSOLIDATED GAAP SHAREHOLDER'S EQUITY

                                                                  CHANGE

-------------------------

Capital Shares
(3,814,779)

Aditional Paid in Capital
(646,067,007)

Retained Earnings
(2,436,300,316)

Unrealized Gains (Losses), net
(116,714,570)


-------------------------
                                     Total
(3,202,896,672)

=========================



ROLLFORWARD OF NLIC CONSOLIDATED GAAP SHAREHOLDER'S EQUITY

December 31, 2000

Capital Contributions Received:

             January 00, 1900
             January 00, 1900


      Total Capital Contributions Received

Dividends to Shareholder:
             January 00, 1900
             January 00, 1900
             January 00, 1900


            Total Dividends to Shareholder

NLIC Consolidated Net Income

Change in Unrealized Gains (Losses), net

             January 00, 1900


Change in Unrealized Gains (Losses), net


March 31, 2001


NATIONWIDE LIFE INSURANCE COMPANY - CONSOLIDATED
SUBSIDIARY ELIMINATION ENTRIES
MARCH 31, 2001
================================================================================
==============================================












Capital Shares of Subsidiary
                5
Additional Paid in Capital, Subsidiary
                6
Retained Earnings (P/Y) + Dividends Paid (C/Y)
  [RE = (Prior Year less Contributions below)]
                7
Subsidiary Net Income and Change in Unrealized G/L's
               I/S
Capital Contributions from NLIC
               10
Additional Paid in Capital, Subsidiary Contributions Received
                6
           Investment in Subsidiaries
                1


                                                         Adjustment Total

















Intercompany Accounts Payable  (Other Liabilities)

Intercompany Accounts Receivable (Other Assets)



                                                         Adjustment Total








NATIONWIDE LIFE INSURANCE COMPANY - CONSOLIDATED
SUBSIDIARY ELIMINATION ENTRIES
MARCH 31, 2001
================================================================================
===================================================


          DEBIT                         DEBIT

         (CREDIT)                      (CREDIT)

 -------------------------            -----------


           NAS                           NFAC

 -------------------------            -----------
Capital Shares of Subsidiary
                        0                      0
Additional Paid in Capital, Subsidiary
                        0                      0
Retained Earnings (P/Y) + Dividends Paid (C/Y)
  [RE = (Prior Year less Contributions below)]
                        0                      0
Subsidiary Net Income and Change in Unrealized G/L's
                        0                      0
Capital Contributions from NLIC
                        0                      0
Additional Paid in Capital, Subsidiary Contributions Received
                        0                      0
           Investment in Subsidiaries
                        0                      0

 -------------------------            -----------
                                                         Adjustment Total
                        0                      0

 =========================            ===========



          DEBIT                         DEBIT

         (CREDIT)                      (CREDIT)

 -------------------------            -----------


           NAS                           NFAC

 -------------------------            -----------

Intercompany Accounts Payable  (Other Liabilities)
                        0                      0
Intercompany Accounts Receivable (Other Assets)
                        0                      0

 -------------------------            -----------
                                                         Adjustment Total


 =========================            ===========






NATIONWIDE LIFE INSURANCE COMPANY - CONSOLIDATED
SUBSIDIARY ELIMINATION ENTRIES
MARCH 31, 2001
================================================================================
===================================================


    DEBIT

  (CREDIT)               DEBIT (CREDIT)

 ------------            -------------


    NISC

 ------------            -------------
Capital Shares of Subsidiary
           0                        0
Additional Paid in Capital, Subsidiary
           0                        0
Retained Earnings (P/Y) + Dividends Paid (C/Y)
  [RE = (Prior Year less Contributions below)]
           0                        0
Subsidiary Net Income and Change in Unrealized G/L's
           0                        0
Capital Contributions from NLIC
           0                        0
Additional Paid in Capital, Subsidiary Contributions Received
           0                        0
           Investment in Subsidiaries
           0                        0

 ------------            -------------
                                                         Adjustment Total
           0                        0

 ============            =============



    DEBIT

  (CREDIT)               DEBIT (CREDIT)

 ------------            -------------


    NISC

 ------------            -------------

Intercompany Accounts Payable  (Other Liabilities)
           0                        0
Intercompany Accounts Receivable (Other Assets)
           0                        0

 ------------            -------------
                                                         Adjustment Total


 ============            =============


                          NATIONWIDE LIFE INSURANCE COMPANY - CONSOLIDATED
                          CONSOLIDATED STATEMENT OF CASH FLOWS
                          MARCH 31, 2001

================================================================================
===================================================

CASH FLOWS FROM OPERATING ACTIVITIES:

              Net Income


              ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
                PROVIDED BY (USED IN) OPERATING ACTIVITIES:

                          Interest Credited to Policyholder Account Balances

                          Capitalization of Deferred Policy Acquisition Costs

                          Amortization of Deferred Policy Acquisition Costs

                                    Fixed Maturity Securities, Held To Maturity
                                               0
                                    Fixed Maturity Securities, Available For
Sale                                               0
                                    Fixed Maturity Securities, Trading
                                               0
                                    Mortgage Loans on Real Estate
                                               0
                                    Real Estate Owned
                                               0
                                    Fixed Assets, net
                                               0

                               ------------------
                          Amortization and Depreciation

                                    Fixed Maturity Securities, Held To Maturity
                                               0
                                    Fixed Maturity Securities, Available For
Sale                                               0
                                    Fixed Maturity Securities, Trading
                                               0
                                    Equity Securities
                                               0
                                    Investment in Subsidiaries
                                               0
                                    Mortgage Loans on Real Estate
                                               0
                                    Real Estate Owned
                                               0
                                    Other Invested Assets
                                               0
                                    Other Assets
                 0                             0

                               ------------------
                          Realized (Gain) Loss on Invested Assets, net

                          Proceeds from Maturity of Fixed Maturity Securities,
Trading
                          Proceeds from Sale of Fixed Maturity Securities,
Trading
                          Cost of Fixed Maturity Securities, Trading Acquired

                          Unrealized Holding (Gain) Loss on Fixed Maturity
Securities, Trading, net
                          CHANGES IN OPERATING ASSETS AND LIABILITIES:
                               Decrease (Increase) in Accrued Investment Income

                                    Fixed Assets, net
                                               0
                                    Changes for Investment in Subsidiaries
                                               0
                                    Other Assets Realized Gains/Losses
                                               0
                                    All Other Assets
                                               0

                               ------------------
                               Decrease (Increase) in Other Assets

                                    All Other Reserves
                                               0
                                    Dividends Payable
                                               0
                                    Experience Rate Credits
                                               0
                                    Rate Stabilization Reserves
                                               0
                                    Advance Premium Deposits
                                               0
                                    Premiums Paid in Advance
                                               0
                                    Reserve for Supp. Contracts without Life
Contingencies                                      0

                               ------------------
                               Increase (Decrease) in Policy Liabilities

                                    Other Liabilities
                                               0
                                    URGL - Debt Securities, Tax
                                               0
                                    URGL - Equity Securities, Tax
                                               0
                                    Rounding Adjustment
                                               0

                               ------------------
                               Increase (Decrease) in Other Liabilities

                                    Change in Equity Value - Other Invested
Assets                                              0
                                    Change in Equity Value - Invest. in Subs to
be Transferred                                  0
                                    Changes for Previously Unconsolidated
Subsidiaries                                          0
                                    Rounding Adjustment
                                            (330)

                               ------------------
                          Other, net



                                    NET CASH PROVIDED BY (USED IN) OPERATING
ACTIVITIES



CASH FLOWS FROM INVESTING ACTIVITIES:

              Proceeds from Maturity of Fixed Maturity Securities, Available For
Sale
                                    Fixed Maturity Securities, Available For
Sale                                               0
                                    Equity Securities
                                               0

                               ------------------
              Proceeds from Sale of Securities, Available For Sale

              Proceeds from Maturity of Fixed Maturity Securities, Held To
Maturity
              Proceeds from Sale of Fixed Maturity Securities, Held To Maturity

              Proceeds from Repayment of Mortgage Loans on Real Estate

              Proceeds from Sale of Real Estate

                                    Policy Loans
                                               0
                                    Other Invested Assets
                                               0



                               ------------------
              Proceeds from Repayment of Policy Loans and Sale of Other Invested
Assets



                                    Fixed Maturity Securities, Available For
Sale                                               0
                                    Equity Securities
                                               0

                               ------------------
              Cost of Securities, Available For Sale Acquired

              Cost of Fixed Maturity Securities, Held to Maturity Acquired

              Cost of Mortgage Loans on Real Estate Acquired

              Cost of Real Estate Acquired

                                    Policy Loans
                                               0
                                    Other Invested Assets
                                               0


                               ------------------
              Policy Loans Issued and Other Invested Assets Acquired

              Short-Term Investments, net



                                    NET CASH PROVIDED BY (USED IN) INVESTING
ACTIVITIES



CASH FLOWS FROM FINANCING ACTIVITIES:

              Proceeds from Capital Contributions

                                    Par Value
                                               0
                                    Additional Paid In Capital
                                               0

                               ------------------
              Proceeds from Issuance of Capital Shares

              Cost of Capital Shares Reacquired

              Cash Dividends Paid to Shareholder

                                    UNIVERSAL LIFE:

                                       Fixed Premium
                                               0
                                       Fixed Benefits/Surrenders
                                               0
                                       S/A Transfers (Fixed)
                                               0
                                       Fixed Policy Charges
                                               0
                                       Fixed Reserves Released
                                               0

                                    ANNUITIES:

                                       Fixed Premium and DAF
                                               0
                                       Fixed Benefits/Surrenders
                                               0
                                       S/A Transfers (Fixed)
                                               0
                                       Fixed Policy Charges
                                               0



                               ------------------
              Increase in Universal Life and Investment Product Account Balances

                                    UNIVERSAL LIFE:

                                       Fixed Premium
                                               0
                                       Fixed Benefits/Surrenders
                                               0
                                       S/A Transfers (Fixed)
                                               0
                                       Fixed Policy Charges
                                               0
                                       Fixed Reserves Released
                                               0

                                    ANNUITIES:

                                       Fixed Premium and DAF
                                               0
                                       Fixed Benefits/Surrenders
                                               0
                                       S/A Transfers (Fixed)
                                               0
                                       Fixed Policy Charges
                                               0



                               ------------------
              Decrease in Universal Life and Investment Product Account Balances



                                    NET CASH PROVIDED BY (USED IN) INVESTING
ACTIVITIES



NET INCREASE (DECREASE) IN CASH
                                               0

CASH, BEGINNING OF YEAR



CASH, END OF YEAR

* - denotes rounding adjustment

                                 AMOUNT


                        -------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:

              Net Income
                                               0

              ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
                PROVIDED BY (USED IN) OPERATING ACTIVITIES:

                          Interest Credited to Policyholder Account Balances
                                               0
                          Capitalization of Deferred Policy Acquisition Costs
                                               0
                          Amortization of Deferred Policy Acquisition Costs
                                               0
                                    Fixed Maturity Securities, Held To Maturity

                                    Fixed Maturity Securities, Available For
Sale
                                    Fixed Maturity Securities, Trading

                                    Mortgage Loans on Real Estate

                                    Real Estate Owned

                                    Fixed Assets, net



                          Amortization and Depreciation
                                               0
                                    Fixed Maturity Securities, Held To Maturity

                                    Fixed Maturity Securities, Available For
Sale
                                    Fixed Maturity Securities, Trading

                                    Equity Securities

                                    Investment in Subsidiaries

                                    Mortgage Loans on Real Estate

                                    Real Estate Owned

                                    Other Invested Assets

                                    Other Assets



                          Realized (Gain) Loss on Invested Assets, net
                                               0
                          Proceeds from Maturity of Fixed Maturity Securities,
Trading                                          0
                          Proceeds from Sale of Fixed Maturity Securities,
Trading                                              0
                          Cost of Fixed Maturity Securities, Trading Acquired
                                               0
                          Unrealized Holding (Gain) Loss on Fixed Maturity
Securities, Trading, net                             0
                          CHANGES IN OPERATING ASSETS AND LIABILITIES:
                               Decrease (Increase) in Accrued Investment Income
                                               0
                                    Fixed Assets, net

                                    Changes for Investment in Subsidiaries

                                    Other Assets Realized Gains/Losses

                                    All Other Assets



                               Decrease (Increase) in Other Assets
                                               0
                                    All Other Reserves

                                    Dividends Payable

                                    Experience Rate Credits

                                    Rate Stabilization Reserves

                                    Advance Premium Deposits

                                    Premiums Paid in Advance

                                    Reserve for Supp. Contracts without Life
Contingencies


                               Increase (Decrease) in Policy Liabilities
                                               0
                                    Other Liabilities

                                    URGL - Debt Securities, Tax

                                    URGL - Equity Securities, Tax

                                    Rounding Adjustment



                               Increase (Decrease) in Other Liabilities
                                               0
                                    Change in Equity Value - Other Invested
Assets
                                    Change in Equity Value - Invest. in Subs to
be Transferred
                                    Changes for Previously Unconsolidated
Subsidiaries
                                    Rounding Adjustment



                          Other, net
                                            (330)

                        -------------------------
                                    NET CASH PROVIDED BY (USED IN) OPERATING
ACTIVITIES                                      (330)

                        -------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:

              Proceeds from Maturity of Fixed Maturity Securities, Available For
Sale                                           0
                                    Fixed Maturity Securities, Available For
Sale
                                    Equity Securities



              Proceeds from Sale of Securities, Available For Sale
                                               0
              Proceeds from Maturity of Fixed Maturity Securities, Held To
Maturity                                             0
              Proceeds from Sale of Fixed Maturity Securities, Held To Maturity
                                               0
              Proceeds from Repayment of Mortgage Loans on Real Estate
                                               0
              Proceeds from Sale of Real Estate
                                               0
                                    Policy Loans

                                    Other Invested Assets





              Proceeds from Repayment of Policy Loans and Sale of Other Invested
Assets                                         0



                                    Fixed Maturity Securities, Available For
Sale
                                    Equity Securities



              Cost of Securities, Available For Sale Acquired
                                               0
              Cost of Fixed Maturity Securities, Held to Maturity Acquired
                                               0
              Cost of Mortgage Loans on Real Estate Acquired
                                               0
              Cost of Real Estate Acquired
                                               0
                                    Policy Loans

                                    Other Invested Assets




              Policy Loans Issued and Other Invested Assets Acquired
                                               0
              Short-Term Investments, net
                                               0

                        -------------------------
                                    NET CASH PROVIDED BY (USED IN) INVESTING
ACTIVITIES                                         0

                        -------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:

              Proceeds from Capital Contributions
                                               0
                                    Par Value

                                    Additional Paid In Capital



              Proceeds from Issuance of Capital Shares
                                               0
              Cost of Capital Shares Reacquired
                                               0
              Cash Dividends Paid to Shareholder
                                               0
                                    UNIVERSAL LIFE:

                                       Fixed Premium

                                       Fixed Benefits/Surrenders

                                       S/A Transfers (Fixed)

                                       Fixed Policy Charges

                                       Fixed Reserves Released


                                    ANNUITIES:

                                       Fixed Premium and DAF

                                       Fixed Benefits/Surrenders

                                       S/A Transfers (Fixed)

                                       Fixed Policy Charges





              Increase in Universal Life and Investment Product Account Balances
                                               0
                                    UNIVERSAL LIFE:

                                       Fixed Premium

                                       Fixed Benefits/Surrenders

                                       S/A Transfers (Fixed)

                                       Fixed Policy Charges

                                       Fixed Reserves Released


                                    ANNUITIES:

                                       Fixed Premium and DAF

                                       Fixed Benefits/Surrenders

                                       S/A Transfers (Fixed)

                                       Fixed Policy Charges





              Decrease in Universal Life and Investment Product Account Balances
                                               0

                        -------------------------
                                    NET CASH PROVIDED BY (USED IN) INVESTING
ACTIVITIES                                         0

                        -------------------------

NET INCREASE (DECREASE) IN CASH
                                            (330)

CASH, BEGINNING OF YEAR
                                      18,427,358


                        -------------------------
CASH, END OF YEAR
                                      18,427,028

                        =========================

                                      18,427,028

* - denotes rounding adjustment


                         REPORT


                       -----------
CASH FLOWS FROM OPERATING ACTIVITIES:

              Net Income
                              0.0

              ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
                PROVIDED BY (USED IN) OPERATING ACTIVITIES:

                          Interest Credited to Policyholder Account Balances
                              0.0
                          Capitalization of Deferred Policy Acquisition Costs
                              0.0
                          Amortization of Deferred Policy Acquisition Costs
                              0.0
                                    Fixed Maturity Securities, Held To Maturity

                                    Fixed Maturity Securities, Available For
Sale
                                    Fixed Maturity Securities, Trading

                                    Mortgage Loans on Real Estate

                                    Real Estate Owned

                                    Fixed Assets, net



                          Amortization and Depreciation
                              0.0
                                    Fixed Maturity Securities, Held To Maturity

                                    Fixed Maturity Securities, Available For
Sale
                                    Fixed Maturity Securities, Trading

                                    Equity Securities

                                    Investment in Subsidiaries

                                    Mortgage Loans on Real Estate

                                    Real Estate Owned

                                    Other Invested Assets

                                    Other Assets



                          Realized (Gain) Loss on Invested Assets, net
                              0.0
                          Proceeds from Maturity of Fixed Maturity Securities,
Trading                         0.0
                          Proceeds from Sale of Fixed Maturity Securities,
Trading                             0.0
                          Cost of Fixed Maturity Securities, Trading Acquired
                              0.0
                          Unrealized Holding (Gain) Loss on Fixed Maturity
Securities, Trading, net            0.0
                          CHANGES IN OPERATING ASSETS AND LIABILITIES:
                               Decrease (Increase) in Accrued Investment Income
                              0.0
                                    Fixed Assets, net

                                    Changes for Investment in Subsidiaries

                                    Other Assets Realized Gains/Losses

                                    All Other Assets



                               Decrease (Increase) in Other Assets
                              0.0
                                    All Other Reserves

                                    Dividends Payable

                                    Experience Rate Credits

                                    Rate Stabilization Reserves

                                    Advance Premium Deposits

                                    Premiums Paid in Advance

                                    Reserve for Supp. Contracts without Life
Contingencies


                               Increase (Decrease) in Policy Liabilities
                              0.0
                                    Other Liabilities

                                    URGL - Debt Securities, Tax

                                    URGL - Equity Securities, Tax

                                    Rounding Adjustment



                               Increase (Decrease) in Other Liabilities
                              0.0
                                    Change in Equity Value - Other Invested
Assets
                                    Change in Equity Value - Invest. in Subs to
be Transferred
                                    Changes for Previously Unconsolidated
Subsidiaries
                                    Rounding Adjustment



                          Other, net
                             (0.0)

                       -----------
                                    NET CASH PROVIDED BY (USED IN) OPERATING
ACTIVITIES                       (0.0)

                       -----------

CASH FLOWS FROM INVESTING ACTIVITIES:

              Proceeds from Maturity of Fixed Maturity Securities, Available For
Sale                          0.0
                                    Fixed Maturity Securities, Available For
Sale
                                    Equity Securities



              Proceeds from Sale of Securities, Available For Sale
                              0.0
              Proceeds from Maturity of Fixed Maturity Securities, Held To
Maturity                            0.0
              Proceeds from Sale of Fixed Maturity Securities, Held To Maturity
                              0.0
              Proceeds from Repayment of Mortgage Loans on Real Estate
                              0.0
              Proceeds from Sale of Real Estate
                              0.0
                                    Policy Loans

                                    Other Invested Assets





              Proceeds from Repayment of Policy Loans and Sale of Other Invested
Assets                        0.0

                              0.0

                                    Fixed Maturity Securities, Available For
Sale
                                    Equity Securities



              Cost of Securities, Available For Sale Acquired
                              0.0
              Cost of Fixed Maturity Securities, Held to Maturity Acquired
                              0.0
              Cost of Mortgage Loans on Real Estate Acquired
                              0.0
              Cost of Real Estate Acquired
                              0.0
                                    Policy Loans

                                    Other Invested Assets




              Policy Loans Issued and Other Invested Assets Acquired
                              0.0
              Short-Term Investments, net
                              0.0

                       -----------
                                    NET CASH PROVIDED BY (USED IN) INVESTING
ACTIVITIES                        0.0

                       -----------

CASH FLOWS FROM FINANCING ACTIVITIES:

              Proceeds from Capital Contributions
                              0.0
                                    Par Value

                                    Additional Paid In Capital



              Proceeds from Issuance of Capital Shares
                              0.0
              Cost of Capital Shares Reacquired
                              0.0
              Cash Dividends Paid to Shareholder
                              0.0
                                    UNIVERSAL LIFE:

                                       Fixed Premium

                                       Fixed Benefits/Surrenders

                                       S/A Transfers (Fixed)

                                       Fixed Policy Charges

                                       Fixed Reserves Released


                                    ANNUITIES:

                                       Fixed Premium and DAF

                                       Fixed Benefits/Surrenders

                                       S/A Transfers (Fixed)

                                       Fixed Policy Charges





              Increase in Universal Life and Investment Product Account Balances
                              0.0
                                    UNIVERSAL LIFE:

                                       Fixed Premium

                                       Fixed Benefits/Surrenders

                                       S/A Transfers (Fixed)

                                       Fixed Policy Charges

                                       Fixed Reserves Released


                                    ANNUITIES:

                                       Fixed Premium and DAF

                                       Fixed Benefits/Surrenders

                                       S/A Transfers (Fixed)

                                       Fixed Policy Charges





              Decrease in Universal Life and Investment Product Account Balances
                              0.0

                       -----------
                                    NET CASH PROVIDED BY (USED IN) INVESTING
ACTIVITIES                        0.0

                       -----------

NET INCREASE (DECREASE) IN CASH
                             (0.0)

CASH, BEGINNING OF YEAR
                             18.4


                       -----------
CASH, END OF YEAR
                             18.4

                       ===========
* - denotes rounding adjustment

                           PART II - OTHER INFORMATION

CONTENTS OF REGISTRATION STATEMENT

This Form S-6 Registration Statement comprises the following papers and documents:

     -    The facing sheet.

     -    Cross-reference to items required by Form N-8B-2.


     -    The prospectus consisting of 76 pages.


     -    Representations and Undertakings.

     -    Independent Auditors' Consent.

     -    Signatures.

The following exhibits required by Forms N-8B-2 and S-6:



1.   Power of Attorney dated April 4, 2001.            Attached hereto.

2.   Resolution of the Depositor's Board of            Filed previously in
connection with Securities and Exchange Commission
     Directors authorizing the establishment of        File No. 333-46338 and is
hereby incorporated by reference.
     the Registrant, adopted

3.   Distribution Contracts                            Filed previously in
connection with Securities and Exchange Commission
                                                       File No. 333-46338 and is
hereby incorporated by reference.

4.   Form of Security                                  Attached hereto.

5.   Articles of Incorporation of Depositor            Filed previously in
connection with Securities and Exchange Commission
                                                       File No. 333-27133 and is
hereby incorporated by reference.

6.   Application form of Security                      Attached hereto.

7.   Opinion of Counsel                                Attached hereto.

REPRESENTATIONS AND UNDERTAKINGS

The Registrant and Nationwide hereby make the following representations and undertakings:

(a) This filing is made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940 (the "Act"). The Registrant and Nationwide elect to be governed by Rule 6e-3(T)(b)(13)(i)(A) under the Act with respect to the policies described in the prospectus. The policies have been designed in a way as to qualify for the exemptive relief from various provisions of the Act afforded by Rule 6e-3(T).

(b) Paragraph (b)(13)(iii)(F) of Rule 6e-3(T) is being relied on for the deduction of the mortality and expense risk charges ("risk charges") assumed by Nationwide under the policies. Nationwide represents that the risk charges are within the range of industry practice for comparable policies and reasonable in relation to all of the risks assumed by the issuer under the policies. Actuarial memoranda demonstrating the reasonableness of these charges are maintained by Nationwide, and will be made available to the Securities and Exchange Commission (the "SEC") on request.

(c) Nationwide has concluded that there is a reasonable likelihood that the distribution financing arrangement of the separate account will benefit the separate account and the contractholders and will keep and make available to the SEC on request a memorandum setting forth the basis for this representation.

(d) Nationwide represents that the separate account will invest only in management investment companies which have undertaken to have a board of directors, a majority of whom are not interested persons of Nationwide, formulate and approve any plan under Rule 12b-1 to finance distribution expenses.

(e) Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the Registrant hereby undertakes to file with the SEC such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the SEC heretofore or hereafter duly adopted pursuant to authority conferred in that section.

(f) The fees and charges deducted under the policy in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Nationwide.

                          INDEPENDENT AUDITORS' CONSENT



The Board of Directors of Nationwide Life Insurance Company:

We consent to the use of our report included herein and to the reference to our firm under the heading "Experts" in the prospectus.



Columbus, Ohio                                                          KPMG LLP
August 2, 2001

                                   SIGNATURES


As required by the Securities Act of 1933, the Registrant, Nationwide VLI Separate Account-5 has caused this Registration Statement to be signed on its behalf in the City of Columbus, and the State of Ohio, on this 2nd day of August, 2001.


                                                             NATIONWIDE VLI
SEPARATE ACCOUNT-5

-----------------------------------------------------

(Registrant)

(Seal)                                                       NATIONWIDE LIFE
INSURANCE COMPANY
Attest:
-----------------------------------------------------

(Depositor)


By:      /s/ GLENN W. SODEN                        By:                /s/STEVEN
SAVINI
----------------------------------------
-----------------------------------------------------
             Glenn W. Soden                                              Steven
Savini
          Assistant Secretary

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the 2nd day of August, 2001.



               SIGNATURE                                   TITLE

LEWIS J. ALPHIN                                           Director
----------------------------------------
Lewis J. Alphin

A. I. BELL                                                Director
----------------------------------------
A. I. Bell

YVONNE M. CURL                                            Director
----------------------------------------
Yvonne M. Curl

KENNETH D. DAVIS                                          Director
----------------------------------------
Kenneth D. Davis

KEITH W. ECKEL                                            Director
----------------------------------------
Keith W. Eckel

WILLARD J. ENGEL                                          Director
----------------------------------------
Willard J. Engel

FRED C. FINNEY                                            Director
----------------------------------------
Fred C. Finney

JOSEPH J. GASPER                               President and Chief Operating
----------------------------------------            Officer and Director
Joseph J. Gasper

W.G. JURGENSEN                                    Chief Executive Officer
----------------------------------------                And Director
W.G. Jurgensen

DAVID O. MILLER                                  Chairman of the Board and
----------------------------------------                  Director
David O. Miller

RALPH M. PAIGE                                            Director
----------------------------------------
Ralph M. Paige

JAMES F. PATTERSON                                        Director
----------------------------------------
James F. Patterson

ARDEN L. SHISLER                                          Director
             By /s/ STEVEN SAVINI
----------------------------------------
------------------------------------------------
Arden L. Shisler
                    Steven Savini

                  Attorney-in-Fact
ROBERT L. STEWART                                         Director
----------------------------------------
Robert L. Stewart